Exhibit 99.1

______________________________________________________________________________________________________

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 8, 2018

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
and
MANAGEMENT PROXY CIRCULAR
 ________________________________________________________
This Notice and Management Proxy Circular,
along with accompanying materials, require your immediate attention.

If you have any questions regarding the information described in this Notice and Management Proxy Circular or require assistance with voting your shares, please contact Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF ALL PROPOSED RESOLUTIONS.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

April 2, 2018

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Aeterna Zentaris Inc. (the “Corporation” or “Aeterna Zentaris”) will be held at the offices of Stikeman Elliott LLP, located on the 41st floor at 1155 René-Lévesque Blvd. West, Montreal, Quebec, Canada, H3B 3V2 on Tuesday, May 8, 2018, at 10:00 a.m. (Eastern time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2017, together with the auditors' report thereon;

2.	to elect directors;

3.	to appoint auditors and to authorize the directors to determine their compensation;

4.
to consider an ordinary resolution to approve the long-term incentive plan of the Corporation (the “Long-Term Incentive Plan Resolution”), the full text of the long-term incentive plan is set out in Schedule A to this Circular; and

5.	to transact such other business as may properly come before the meeting.
The record date for the determination of shareholders of Aeterna Zentaris entitled to receive notice of and to vote at the meeting is March 20, 2018.
As shareholders of Aeterna Zentaris, it is very important that you read these materials carefully and vote your shares, either by proxy or in person, at the meeting.
The following pages tell you more about how to exercise your right to vote your shares and provide additional information relating to the matters to be dealt with at the meeting.
By order of the Board of Directors,

/s/ Carolyn S. Egbert
Chair of the Board
Charleston, South Carolina
April 2, 2018

Shareholders unable to attend the meeting are requested to complete and sign the enclosed form of proxy and to return it in the prepaid envelope enclosed. To be valid, proxies must reach the office of Computershare Trust Company of Canada, Share Ownership Management, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the close of business on the date of the meeting or any adjournment or postponement thereof. The time limit for the deposit of proxies may be waived by the Chair of the Meeting without notice.
If you are a non-registered shareholder of Aeterna Zentaris Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.
Aeterna Zentaris Inc.,
c/o Stikeman Elliott LLP
1155 René-Lévesque Blvd. West, 41st Floor
Montreal, Québec
H3B 3V2

MANAGEMENT PROXY CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

SECTION 1.	INTRODUCTION
This management proxy circular (this “Circular”) is being furnished in connection with the solicitation of proxies by and on behalf of the management of Aeterna Zentaris Inc. (the “Corporation”, “Aeterna Zentaris”, “we” or “our”) for use at the annual and special meeting of our shareholders (the “Meeting”) and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or to make any representation in connection with any matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.
In addition to solicitation by mail, our employees or our agents, we may solicit proxies by telephone or by other means. We will bear the entire cost of any such solicitation. We may also reimburse brokers and other persons holding our common shares (the “Common Shares”) in their names, or in the names of nominees, for their costs incurred in sending proxy materials to beneficial or non-registered owners and obtaining their proxies or voting instructions. We have appointed The Laurel Hill Advisory Group Company (“Laurel Hill”) as our soliciting agent. For this service, and other advisory services, we will pay Laurel Hill CAN $25,000 plus out-of-pocket expenses.
Information contained in this Circular is given as of April 2, 2018 unless otherwise specifically stated. Our directors and executive officers are generally paid in their home country currency. Unless otherwise indicated, all compensation information included in this Circular is presented in U.S. dollars and, to the extent a director or officer has been paid in a currency other than U.S. dollars, the amounts have been converted from such person's home country currency to U.S. dollars based on the following annual average exchange rates: for the financial year ended December 31, 2017: €1.000 = U.S.$1.198 and CAN$1.000 = U.S.$0.797; for the financial year ended December 31, 2016: €1.000 = U.S.$1.110 and CAN$1.000 = U.S.$0.754; and for the financial year ended December 31, 2015: €1.000 = U.S.$1.110 and CAN$1.000 = U.S.$0.783.
All references to “shareholders” in this Circular are to registered shareholders unless specifically stated otherwise.

SECTION 2	INFORMATION CONCERNING VOTING AT THE MEETING

2.1	Your Vote is Important
As a shareholder, it is very important that you read the following information on how to vote your Common Shares, either by proxy or in person at the Meeting. These materials are being sent to both our registered and non-registered shareholders. Please return your proxy as specified in this Circular and in the form of proxy.

2.2	Voting
You can attend the Meeting or you can appoint someone else to vote for you as your proxyholder. A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the Meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. Voting by proxy means that you are giving the person named on your form of proxy the authority to vote your Common Shares for you at the Meeting and at any adjournment or postponement thereof.
You can choose from among four different ways to vote your Common Shares by proxy:

1.	by telephone;

2.	by fax;

3.	on the internet; or

4.	by mail.
The persons who are named on the form of proxy are our officers and will vote your shares for you. You have the right to appoint someone else to be your proxyholder. If you appoint someone else, he or she must attend the Meeting to vote your Common Shares.

2.3	How to Vote — Registered Shareholders
You are a registered shareholder if your name appears on your share certificate or on the register of shareholders maintained by our registrar and transfer agent. If you are not sure whether you are a registered shareholder, please contact Computershare Trust Company of Canada (“Computershare”) by telephone toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.
By Telephone
Voting by proxy using the telephone is only available to shareholders located in Canada and the United States. Call 1-866-732-VOTE (8683) toll-free in Canada and 1-312-588-4290 toll-free in the United States from a touchtone telephone and follow the instructions provided. Your voting instructions are then conveyed by using touchtone selections over the telephone. You will need your Control Number located on your form of proxy or in the e-mail addressed to you, if you have chosen to receive this Circular electronically. If you choose the telephone, you cannot appoint any person other than the officers named on your form of proxy as your proxyholder.
The cut-off time for voting by telephone is 5:00 p.m. (Eastern Time) on May 4, 2018.
By Fax
Complete, date and sign your form of proxy and fax it to Computershare Trust Company of Canada, Attention: Proxy Department at 1-866-249-7775 (toll free in North America) or 416-263-9524 (international). If you return your proxy by fax, you can appoint a person other than the officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Fill in the name of the person you are appointing in the blank space provided on the form of proxy. Complete your voting instruction on the form of proxy, and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.
The cut-off time for voting by fax is 5:00 p.m. (Eastern Time) on May 4, 2018.
Via the Internet
Go to the website www.investorvote.com and follow the instructions on the screen. Your voting instructions are then conveyed electronically over the internet. You will need your Control Number located on your form of proxy or in the e-mail addressed to you, if you have chosen to receive this Circular electronically. If you return your proxy via the internet, you can appoint a person other than the officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Indicate the name of the person you are appointing by following the instructions online.
The cut-off time for voting over the internet is 5:00 p.m. (Eastern Time) on May 4, 2018.
By Mail
Complete, date and sign your form of proxy and return it in the envelope provided to you or deliver it to 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 for receipt before 5:00 p.m. (Eastern time) on May 4, 2018 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment or postponement thereof. If you return your proxy by mail, you can appoint a person other than the officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Fill in the name of the person you are appointing in the blank space provided on the form of proxy. Complete your voting instruction on the form of proxy, and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.
See the section titled “Completing the Form of Proxy” for more information.
In Person at the Meeting
You do not need to complete or return your form of proxy. You will be required to register your attendance for the Meeting with the scrutineer at the registration desk.

2.4	How to Vote — Non-Registered Shareholders
The information set forth in this section should be reviewed carefully by our non-registered shareholders. Shareholders who do not hold their shares in their own names should note that only proxies deposited by shareholders who appear on the records maintained by our registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting.

You are a non-registered shareholder (a “Beneficial Shareholder”), if your bank, trust company, securities broker or dealer or other financial institution or intermediary (“your nominee”) holds your Common Shares for you. If you are not sure whether you are a non-registered shareholder, please contact Computershare by telephone at 1-514-982-7555 or toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.
Beneficial Shareholders will receive from their nominee either voting instruction forms or, less frequently, forms of proxy. The purpose of these forms is to permit Beneficial Shareholders to direct the voting of the Common Shares they beneficially own. Beneficial Shareholders should follow the procedures set out on the voting instruction form or form of proxy they receive. Every nominee has its own mailing procedures and provides its own return instructions to clients. The majority of nominees now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. in Canada and its counterpart in the United States (“Broadridge”).
If you receive a voting instruction form from Broadridge, the voting instruction form must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted, as per your instructions, at the Meeting or (b) arrange to have an alternate representative duly appointed by you to attend the Meeting and to vote your Common Shares at the Meeting.
A voting instruction form allows you to provide your voting instructions via the internet, by telephone or by mail. You will need your Control Number found on your voting instruction form, if you choose to vote via the internet or by telephone. Alternatively, Beneficial Shareholders may complete the voting instruction form and return it by mail, as directed in the voting instruction form.
Should a Beneficial Shareholder who receives one of the above forms wish to attend and vote at the Meeting in person, the Beneficial Shareholder should strike out the names of the management designees and insert the Beneficial Shareholder’s name in the blank space provided for this purpose. In either case, Beneficial Shareholders should carefully follow the instructions of their nominee, including those regarding when and where the proxy or voting instruction form is to be delivered.
There are two kinds of Beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities that they own, known as objecting beneficial owners or “OBOs” and (ii) those who do not object to their name being made known to the issuers of securities that they own, known as non-objecting beneficial owners or “NOBOs”.
We may utilize the Broadridge Quickvote™ service to assist NOBOs with voting their Common Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.
We intend to pay for proximate intermediaries to send the proxy-related materials to OBOs.

2.5	Completing the Form of Proxy and the Exercise of Discretion of Proxies
You can choose to vote “FOR” or “WITHHOLD” with respect to the election of directors and the appointment of auditors and “FOR” or “AGAINST” with respect to all other matters to be voted upon. If you are a Beneficial Shareholder voting your Common Shares, please follow the instructions provided in the voting instruction form that you should have received together with this Circular.
When you sign the form of proxy without appointing an alternate proxyholder, you authorize Michael V. Ward, the President and Chief Executive Officer of the Corporation and James Clavijo, Corporate Secretary to vote your Common Shares for you at the Meeting in accordance with your instructions. Where no choice is specified, the form of proxy will confer discretionary authority and will be voted FOR all matters proposed by management at the Meeting. The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting in such manner as the proxyholder in his judgment may determine.
Management is not aware of any other matters that will be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the enclosed form of proxy will vote in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such matters.
You have the right to appoint a person or company of your choice who need not be a shareholder to represent you at the Meeting other than the persons designated in the enclosed proxy form. If you are appointing someone else to vote your Common Shares for you at the Meeting, fill in the name of the person voting for you in the blank space provided on the form of proxy.
If you are an individual shareholder, you or your authorized attorney must sign the form of proxy. If you are a corporation, partnership, trust or other legal entity, an authorized officer, representative or attorney must sign the form of proxy.

2.6	Revocation of Proxies
In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by a written instrument executed in the same manner as a proxy deposited either at the Montreal office of our registrar and transfer agent, Computershare, located at 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Quebec, Canada, H3A 3S8, or at our registered office, located at 1155 René-Lévesque Blvd. West, 41st Floor, Montréal, Québec, Canada H3B 3V2, c/o Stikeman Elliott LLP, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.

SECTION 3	VOTING SHARES, QUORUM AND PRINCIPAL SHAREHOLDERS

3.1	Voting Shares and Quorum
Shareholders of record on March 20, 2018 are entitled to receive notice of and to vote at the Meeting. As of March 20, 2018, there were 16,440,760 issued and outstanding Common Shares. The list of shareholders entitled to vote at the Meeting will be available for inspection on and after March 20, 2018 during usual business hours at the Montreal office of our registrar and transfer agent, Computershare, located at 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Quebec, H3A 3S8, as well as at the Meeting. The holders of the Common Shares are entitled to one vote for each Common Share held by them at all meetings of shareholders.
Our By-Law One provides that a quorum is present at the Meeting if the holder(s) of 10% or more of the issued and outstanding Common Shares are present in person or represented by proxy, irrespective of the number of shareholders actually in attendance at the Meeting.

3.2	Principal Shareholders
As of April 2, 2018, to the knowledge of our officers and directors based on shareholders' public filings, there are no persons or entities that beneficially owned, or exercised control or direction over, directly or indirectly, 10% or more of the votes attached to the Common Shares.

SECTION 4	PRESENTATION OF THE FINANCIAL STATEMENTS
Our audited consolidated financial statements as at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015 and the auditors' report thereon will be submitted at the Meeting.

SECTION 5	ELECTION OF DIRECTORS

5.1	Board of Directors
Our Articles provide that our Board of Directors (the “Board”) shall be composed of a minimum of five and a maximum of 15 directors. Our Board currently consists of five members. Directors are elected annually by our shareholders, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the last annual meeting of shareholders. Management proposes the seven persons named in the table below (and in the form of proxy or voting instruction form enclosed together with this Circular) as candidates for election as directors. Each elected director will remain in office until termination of the next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless his or her post is vacated earlier. Each of the candidates proposed by management is currently a director. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually, and thus there is no slate vote.
In accordance with a majority voting policy adopted by our Board, in an uncontested election of directors, a nominee for election as a director who receives a greater number of votes “withheld” than votes “for” his or her nomination shall promptly tender his or her resignation to the Board following the meeting of shareholders at which the director is elected. The Nominating, Governance and Compensation Committee (the “NGCC”) will consider such resignation and make a recommendation to the Board as to whether to accept such resignation. The Board will accept the resignation except in situations where exceptional circumstances would warrant the director continuing to serve on the Board. The Board will make its final decision and announce it in a press release within 90 days following the meeting of shareholders. The director who tenders his or her resignation pursuant to this policy will not participate in any committee or Board deliberations and decisions pertaining to the resignation offer.
Unless instructions are given to abstain from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favor of the election of the seven nominees whose names are set out in the table below. Management does not foresee that any of the nominees listed below will be unable or, for any reason, unwilling to perform his or her duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the shareholder in the form of proxy to abstain from voting on the election of directors.

Name and Place of Residence	Principal Occupation	Director since	Number of Common Shares Held(1)
Cardiff, Michael(2)(3) Ontario, Canada	Chief Executive Officer of Accelerents (consulting firm)	2016	—
Egbert, Carolyn(3) Texas, USA	Chair of the Board of Directors of the Corporation Corporate Director	2012	1,920
Ernst, Juergen(2)(3) Koeln-Rodenkirchen, Germany	Corporate Director Former General Manager Pharmaceutical Sector of Solvay S.A. (international chemical and pharmaceutical group)	2005	1,348
Limoges, Gérard (2) Quebec, Canada	Corporate Director Former Deputy Chairman of Ernst & Young LLP Canada (accounting firm)	2004	1,200
Norton, Brent Ontario, Canada	Corporate Director Founder of PreMD Inc. (predictive medicine company)	—	—
Pollack, Jonathan Ontario, Canada	President of the JMP Group (investment and consulting firm)	—	—
Smith Hoke, Robin Ohio, USA	President and Chief Executive Officer of Leiter's Enterprises, Inc. (outsourcing provider of ophthalmology and hospital-based services)	—	—
_________________________

(1)
We do not have any direct information concerning the number of Common Shares beneficially owned by the nominees or concerning our Common Shares over which such persons exercise control or direction. This information was provided to us by the nominees individually.

(2)	Member of the Audit Committee.

(3)	Member of the NGCC.

Dr. Norton, Mr. Pollack and Ms. Smith Hoke are the only candidates for election as director who were not elected as directors at the Corporation’s 2017 annual meeting of shareholders. Their biographical information is set forth below.
Dr. Brent Norton - Dr. Norton is a business leader in the life science industry with operational and director experience across several successful enterprises which have achieved significant product sales and returns for investors. He uses his cross functional knowledge to develop strategy, raise capital and build important relationships in the academic and business community. Dr. Norton founded PreMD, completing IPO’s and listings on both the Toronto Stock Exchange and the American Stock Exchange. Operationally, he has research and development and commercial operations, led transactions with AstraZeneca, Eli Lilly, L’Oreal, Parke Davis/Pfizer, etc., and taken products through the FDA to global out-licensing with Johnson & Johnson. He is a founding Director of Novadaq Technologies (TSX:NDQ, NASDAQ:NVDQ) and was recently sold to Stryker Corporation. Dr. Norton has been an active member of several boards in Canada and the United States. He is a Venture Partner at Lumira Capital, Executive Chairman & CEO of Ortho RTI, a member of the Research Committee for CAMH, an Advisory BOD member for the Ivey International Centre for Health Innovation, a Director of Alpine Ontario and Past-President and Director of the Osler Bluff Ski Club.
Jonathan Pollack - Jonathan Pollack is the President of The JMP Group, a private investment and consulting firm.  He is also a director of several public and private companies including CECO Environmental Corp. (NASDAQ:CECE).  Mr. Pollack also served as a director of API Technologies Corp. (NASDAQ: ATNY), Pinetree Capital Ltd. (TSX:PNP), Hanfeng Evergreen Inc. (TSX:HF) and Lifebank Corp. (TSX-V:LBK). Previously, he served as Executive Vice President of API Technologies Corp. (NASDAQ:ATNY), a leading provider of RF/microwave, microelectronics and security technologies for critical and high-reliability applications from 2009 and as a director from 2007 until January 2011 when it was sold.  From March 2005 through its sale in 2009, he served as the Chief Financial Officer and Corporate Secretary of Kaboose Inc. Prior thereto, he worked in investment banking in New York. Mr. Pollack received a Master of Science in Finance from the London School of Economics and a Bachelor of Commerce from McGill University. He sits on the boards of several philanthropic organizations including the Mt. Sinai Hospital Foundation, the Crescent School Foundation, and the Sterling Hall School Foundation.
Robin Smith Hoke - Robin Smith Hoke is a business and legal executive with over 25 years of healthcare and pharmaceutical experience in various legal and business roles where she focused on operations, strategy, business development, acquisitions, strategic relationships, and commercialization. Ms. Hoke currently serves as President & CEO of Leiters, a 503B FDA registered outsourcing service provider with manufacturing facilities in Denver, Colorado and San Jose, California. She also serves as a member of the Board of Directors of Camargo Pharmaceutical Services, LLC., a privately held 505(b)(2) global drug development and regulatory services company in Cincinnati, Ohio. She previously served as a member of the board of Oncobiologics, Inc., a publically held clinical stage biopharmaceutical company focused on identifying, developing, manufacturing and commercializing complex biosimilar therapeutics. She previously served as chair of the Board of Directors and interim chief executive officer at Ricerca Biosciences, LLC, a pre-clinical CRO. Prior to Ricerca, Ms. Hoke served as the president of GeneraMedix, Inc., a specialty generic injectable company and held senior legal and business roles at Cardinal Health, Inc. She also spent time with Abbott Laboratories, Inc., and served as a partner in the business law firm of Kegler, Brown, Hill & Ritter, Co., L.P.A.
To the knowledge of our directors and officers, no proposed director, except as described below:

a)	is, as at the date of this Circular or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including us) that,
i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

ii)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

b)
is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c)
has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director:

•
Mr. Gérard Limoges served from 1999 to 2013 as a director of Supratek Pharma Inc., a company that was placed under Court protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in January 2009 and made a proposal that was accepted and homologated by the Court on October 30, 2009. In addition, Mr. Limoges was a director of Hart Stores Inc. when it sought protection under the CCAA on August 30, 2011. On February 27, 2012, the Quebec Superior Court sanctioned and approved the plan of compromise and arrangement filed by Hart Stores Inc. under the CCAA. Hart Stores Inc. was subject to a cease trade order issued by the Canadian securities regulatory authorities for failure to file annual and interim financial statements as well as the related management’s discussion and analysis and Chief Executive Officer and Chief Financial Officer certifications within the prescribed periods.

•
Dr. Brent Norton was a director and officer of PreMD Inc. in April 2009 when PreMD Inc. voluntarily delisted from the Toronto Stock Exchange. Later in April 2009, a general cease trade order by the Ontario Securities Commission was issued against PreMD Inc. for failure to file financial statements. These financial statements were not filed due to cost reasons and this remains so to date.

•
On February 24, 2014, Mr. Jonathan Pollack was appointed as a director of Hanfeng Evergreen Inc., which was a reporting issuer in all provinces and territories of Canada, and was listed on the Toronto Stock Exchange. Prior to his appointment as a director, the trading of the shares on the Toronto Stock Exchange of Hanfeng Evergreen Inc. had been previously suspended and a cease trade order for failure of to file financial statements had been previously issued by the British Columbia Securities Commission. Similar cease trade orders were subsequently issued by the Ontario Securities Commission (on March 3, 2014), the Autorité des marchés financiers (on March 7, 2014), the Manitoba Securities Commission (on April 16, 2014) and the Alberta Securities Commission (on April 16, 2014). The shares of Hanfeng Evergreen Inc. were delisted from the Toronto Stock Exchange on June 9, 2014. On August 20, 2014, Ernst & Young Inc. was appointed as a receiver and manager over all of the assets of Hanfeng Evergreen Inc.

SECTION 6	DISCLOSURE OF COMPENSATION

6.1	Remuneration of Directors
The compensation paid to members of our Board who are not our employees (our "Outside Directors") is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Outside Directors with those of our shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective Outside Director. This compensation is recommended to the Board by the NGCC. The NGCC is composed of three Outside Directors, each of whom is independent, namely Ms. Carolyn Egbert (Chair), Mr. Juergen Ernst and Mr. Michael Cardiff.
The Board has adopted a formal mandate for the NGCC, which is attached as Schedule E to this Circular and is also available on our website at www.aezsinc.com. The mandate of the NGCC provides that it is responsible for, among other matters, assisting the Board in developing our approach to corporate governance issues, proposing new Board nominees, overseeing the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors, making recommendations to the Board with respect to directors' compensation and generally serving in a leadership role for our corporate governance practices.

6.1.1	Compensation of Outside Directors
Retainers
Our Outside Directors are paid an annual retainer, the amount of which depends on the position held on the Board. Our Outside Directors will not be paid fees for their attendance of meetings, unless some circumstance dictates that an unusual and burdensome number of meetings must be held. If such circumstance occurs, the Board of Directors may institute meeting payments. The annual retainers are paid in quarterly installments on or about the last day of each calendar quarter. All payments will be calculated in U.S. dollars. The amount of each payment will be converted to the Outside Director’s home currency based on the exchange rate prevailing on the date of payment, as determined by our finance department. Each Outside Director will be paid the equivalent value of the payment in his or her home currency, net of any withholdings or deductions required by applicable law. Members of the Strategic Review Committee (the "SRC") were granted a monthly retainer in the amount of U.S. $7,500 from July 2017 up to and including January 2018 (the "SRC Retainer"), Ms. Egbert and Mr. Ernst deferred payment of their respective SRC Retainers to 2018.
The amounts of the retainers are set forth in the following table:

Type of Compensation	Annual Retainer for the year 2017 (in US$)	Monthly Retainer for the year 2017 (in US$)
Chair of the Board Retainer	80,000	-
Board Member Retainer	40,000	-
Audit Committee Chair Retainer	20,000	-
Audit Committee Member Retainer	5,000	-
NGCC Chair Retainer	15,000	-
NGCC Member Retainer	3,000	-
SRC Chair Retainer	-	7,500
SRC Member Retainer	-	7,500
All Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.
The number of Board and committee meetings held during the year ended December 31, 2017 and the attendance records of Board and committee members are presented in Schedule B to this Circular.

6.1.2	Outstanding Option-Based Awards and Share-Based Awards
The following table shows all awards outstanding to each Outside Director as at December 31, 2017:

	Option-based Awards					Share-based Awards
Name	Issuance Date	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options(2)	Issuance Date	Number of Shares or Units of Shares that have Not Vested	Market or Payout Value of Share-based Awards that have Not Vested
	(mm-dd-yyyy)	(#)	($)	(mm-dd-yyyy)	($)	(mm-dd-yyyy)	(#)	($)
Cardiff, Michael	05-10-2016	20,000	3.48	05-09-2023	—	—	—	—
	12-06-2016	7,850	3.45	12-06-2023	—	—	—	—
	08-15-2017	60,000	2.05	08-15-2024	18,600	—	—	—
Egbert, Carolyn	05-10-2016	10,000	3.48	05-09-2023	—	—	—	—
	12-06-2016	7,850	3.45	12-06-2023	—	—	—	—
	08-15-2017	60,000	2.05	08-15-2024	18,600	—	—	—
Ernst, Juergen	05-10-2016	10,000	3.48	05-09-2023	—	—	—	—
	12-06-2016	7,850	3.45	12-06-2023	—	—	—	—
	08-15-2017	60,000	2.05	08-15-2024	18,600	—	—	—
Limoges, Gérard	05-10-2016	10,000	3.48	05-09-2023	—	—	—	—
	12-06-2016	7,850	3.45	12-06-2023	—	—	—	—
	08-15-2017	60,000	2.05	08-15-2024	18,600	—	—	—
_________________________

(1)	The number of securities underlying unexercised options represents all awards outstanding as at December 31, 2017.

(2)
"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the NASDAQ on the last trading day of the fiscal year (December 29, 2017) of $2.36 and the exercise price of the options, multiplied by the number of unexercised options.

See Section 6.3.6 of this Circular, “Long-Term Equity Compensation – Summary of the Stock Option Plan”, for details on the Stock Option Plan.

6.1.3	Total Compensation of Outside Directors
The table below summarizes the total compensation paid to our Outside Directors during the financial year ended December 31, 2017 (all amounts are in U.S. dollars). Our Outside Directors are paid in their home currency, Messrs. Cardiff and Limoges were paid in Canadian dollars. Ms. Egbert and Mr. Newport were paid in U.S. dollars and Mr. Ernst was paid in euros.

Name	Fees earned	Share-based Awards	Option-based Awards(1)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)	($)
Cardiff, Michael	92,022	—	78,000	—	—	—	170,022
Egbert, Carolyn	139,022	—	50,000	—	—	—	189,022
Ernst, Juergen	77,524	—	50,000	—	—	—	127,524
Limoges, Gérard	73,207	—	50,000	—	—	—	123,207
Newport, Kenneth(2)	25,565	—	—	—	—	—	25,565
_________________________
(1) The value of option based awards represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant ($2.03) multiplied by the Black-Scholes factor as at such date (81%) and the number of stock options granted on such date.
(2) Mr. Newport ceased to be a director of the Corporation on July 12, 2017.
During the financial year ended December 31, 2017, we paid an aggregate amount of $363,940 to all of our Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of option- based awards granted in 2017.

6.2	Compensation of Executive Officers
For the 2017 year, our "Named Executive Officers" were as follows:

•	Mr. David A. Dodd, who served as our President and Chief Executive Officer up to and including July 20, 2017;

•
Mr. Michael V. Ward, who served as our Interim President and Chief Executive Officer pursuant to a services contract and not as our employee, from July 20, 2017 up to and including October 1, 2017; and currently serves as President and Chief Executive Officer as an employee from October 1, 2017;

•	Mr. Jeffrey Whitnell, who served as our Interim Chief Financial Officer from September 25, 2017 up to December 7, 2017;

•
Ms. Genevieve Lemaire, who served as our Vice President, Finance and Chief Accounting Officer and as our interim principal financial officer pursuant to a services contract and not as our employee, up to and including September 30, 2017; and

•
Mr. Philip A. Theodore, Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary up to and including July 28, 2017; and Mr. Jude Dinges, our Senior Vice President and Chief Commercial Officer up to and including November 3, 2017; and Dr. Richard Sachse, our Senior Vice President and Chief Scientific and Chief Medical Officer, who were our three most highly compensated executive officers (other than our Chief Executive Officer, our current and former Chief Accounting Officer and interim principal financial officer) during 2017.

6.2.1	Determining Compensation
NGCC
The compensation of executive officers of the Corporation and its subsidiaries is recommended to the Board by the NGCC. The NGCC is responsible for, among other matters, (i) assisting the Board in developing our approach to corporate governance issues, (ii) proposing new Board nominees, (iii) overseeing the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors and (iv) making recommendations to the Board with respect to board member nominees and directors’ compensation, as well as serving in a leadership role for our corporate governance practices. It is also responsible for taking all reasonable actions to ensure that appropriate human resources policies, procedures and systems, e.g., recruitment and retention policies, competency and performance metrics and measurements, training and development programs, and market-based, competitive compensation and benefits structures, are in place so that we can attract, motivate and retain the quality of personnel required to achieve our business objectives. The NGCC also assists the Board in discharging its responsibilities relating to the recruitment, retention, development, assessment, compensation and succession planning for our executive and senior management members.
Thus, the NGCC recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of our senior officers, including recommending their compensation and overseeing risk identification and management in relation to executive compensation policies and practices. The Board, which includes the members of the NGCC, reviews the Chief Executive Officer’s corporate strategy, goals and performance objectives and evaluates and measures his or her performance and compensation against the achievement of such goals and objectives.
The NGCC recognizes that the industry, regulatory and competitive environment in which we operate requires a balanced level of risk-taking to promote and achieve the performance expectations of executives of a specialty biopharmaceutical company that is also seeking to acquire or in-license new commercial products. The NGCC is of the view that our executive compensation program should not encourage senior executives to take inappropriate or unreasonable risk. In this regard, the NGCC recommends the implementation of compensation methods that appropriately connect a portion of senior executive compensation with our short-term and long-term performance, as well as that of each individual executive officer and that take into account the advantages and risks associated with such compensation methods. The NGCC is also responsible for establishing compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and long-term performance and that of each executive officers.
The Board believes that the members of the NGCC collectively have the knowledge, experience and background required to fulfill its mandate:
Michael Cardiff - Mr. Cardiff was appointed to our Board on January 29, 2016 and elected as a director by our shareholders at our 2016 annual meeting. He was most recently Global Senior Vice President for the Office of the CFO Business Unit at INFOR, a $3 billion revenue software company. His business unit included software for financials, payroll, human resources, performance management, business improvement, planning and forecasting, compliance and risk management. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies, including large multinationals such as EDS, SAP and IBM, as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff is currently a director of Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), and Startech.Com. Mr. Cardiff has also served as a director of other publicly traded companies, including Husky Injection Molding, Descartes Systems Group, Visible Genetics and Burntsand Inc. He has also been a director of private companies, including Solcorp, Spectra Security Software and Visible Decisions and not-for-profit organizations such as The Toronto Film Festival, Roy Thomson Hall and Medic Alert Foundation. Mr. Cardiff is a member of, and holds the ICD.D designation from, the Institute of Corporate Directors.
Carolyn Egbert - Ms. Egbert has served as a director on our Board since August 2012 and as Chair of our Board since May 2016. After enjoying the private practice of law as a defense litigator in Michigan and Washington, D.C., she joined Solvay America, Inc. ("Solvay") (a chemical and pharmaceutical company) in Houston, Texas. Over the course of a twenty-year career with Solvay, she held the positions of Vice President, Human Resources, President of Solvay Management Services, Global Head of Human Resources and Senior Executive Vice President of Global Ethics and Compliance. During her tenure with Solvay, she served as a director on the Board of Directors of seven subsidiary companies and as Chair of one subsidiary board. After retiring in 2010, she established a consulting business providing expertise in corporate governance, ethics and compliance, organizational development, executive compensation and strategic human resources. She holds a Bachelor of Sciences degree in Biological Sciences from George Washington University, Washington D.C. and a Juris Doctor degree from Seattle University, Seattle, Washington. She also was a Ph.D. candidate in Pharmacology at both Georgetown University Medical School at Washington, D.C. and Northwestern University Medical School at Chicago, Illinois. She remains an active member of both the Michigan State Bar and the District of Columbia Bar, Washington, D.C.
Juergen Ernst - Mr. Ernst has served as a director on our Board since 2005. As the former General Manager of the Pharmaceutical Sector of Solvay S.A. (international chemical and pharmaceutical group), Mr. Ernst had extensive senior management experience, where, among other functions, he oversaw the human resources department. Mr. Ernst is also a member of the Board of Directors of Pharming Group N.V., a publicly traded biotechnology company based in the Netherlands.

6.3	Compensation Discussion & Analysis

6.3.1	Compensation Philosophy and Objectives
Our Board, through the NGCC, establishes our executive compensation program that is market-based and at a competitive percentile grouping for both total cash and total direct compensation. The NGCC has established a compensation program that is designed to attract, motivate and retain high-performing senior executives, encourage and reward superior performance and align the executives' interests with those of our shareholders by:

•
providing the opportunity for an executive to earn compensation that is competitive with the compensation received by executives serving in the same or measurably similar positions within comparable companies;

•	providing the opportunity for executives to participate in equity-based incentive compensation plans;

•	aligning executive compensation with our corporate objectives; and

•	attracting and retaining highly qualified individuals in key positions.

6.3.2	Compensation Elements
Our executive compensation is targeted at the 50th percentile for small cap biopharmaceutical companies within both the local and national markets and is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component is intended to serve a different function, but all elements are intended to work in concert to maximize both corporate and individual performance by establishing specific, competitive operational and corporate goals and by providing financial incentives to employees based on their level of attainment of these goals.
Our current executive compensation program is comprised of the following four basic components: (i) base salary; (ii) an annual bonus linked to both individual and corporate performance; (iii) equity incentives, consisting solely of stock options granted under our second amended and restated stock option plan adopted by the Board on March 29, 2016 and ratified by the shareholders of Aeterna on May 10, 2016 (the "Stock Option Plan") established for the benefit of our directors, certain executive officers and other participants as may be designated from time to time by either the Board or the NGCC; and (iv) other elements of compensation, consisting of benefits, perquisites and retirement benefits.
Base Salary. Base salaries are intended to provide a steady income to our executive officers regardless of share price. In determining individual base salaries, the NGCC takes into consideration individual circumstances that may include the scope of an executive's position, the executive's relevant competencies or experience and retention risk. The NGCC also takes into consideration the fulfillment of our corporate objectives, as well as the individual performance of the executive.
Short-Term, Non-Equity Incentive Compensation. Our short-term, non-equity incentive compensation plan sets a target cash bonus for each executive officer, expressed as a percentage of the executive officer's base salary. The amount of cash bonus paid to an executive officer depends on the extent to which he or she contributed to the achievement of the annual performance objectives established by the Board for the year. The annual performance objectives are specific operational, clinical, regulatory, financial, commercial and corporate goals that are intended to advance our product pipeline, to promote the success of our commercial efforts and to enhance our financial position. The annual performance objectives are set at the end of each financial year as part of the annual review of corporate strategies. The performance objectives are not established for individual executive officers but rather by functional area(s), many of which are carried out by or fall within the responsibility of our President and Chief Executive Officer, Chief Financial Officer (or principal financial officer) and our other executive officers, including our Named Executive Officers. The award of a cash bonus requires the approval of both the NGCC and the Board and is based upon an assessment of each individual's performance, as well as our overall performance at a corporate level. The determination of individual performance does not involve quantitative measures using a mathematical calculation in which each individual performance objective is given a numerical weight. Instead, the NGCC's determination of individual performance is a subjective determination as to whether a particular executive officer substantially achieved the stated objectives or over-performed or under-performed with respect to corporate objectives that were deemed to be important to our success.
Long-Term Equity Compensation Plan of Executive Officers. The long-term component of the compensation of our executive officers is based exclusively on the Stock Option Plan, which permits the award of a number of options based on the contribution of the officers and their responsibilities. The Board adopted a policy regarding stock option grants in December 2014 (the "2014 Stock Option Policy"), which provides that each Named Executive Officer is eligible to receive options to acquire our Common Shares having a value, based on the Black-Scholes option pricing model, equal to a specified multiple of his or her salary. The specified multiple for the President and Chief Executive Officer is 1.5. The specified multiple for each other Named Executive Officer is 0.75. To encourage retention and focus management on developing and successfully implementing our continuing growth strategy, stock options vest over a period of three years, with the first third vesting on the first anniversary of the date of grant. Stock options are usually granted to executive officers in December of each year.

Other Forms of Compensation. Our executive employee benefits program also includes life, medical, dental and disability insurance to the same extent and in the same manner as all other employees. Several of our executive officers also receive a car allowance as a perquisite. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations in the life sciences industry. We also contribute to our North American employees' retirement plans to the extent of 50% of the employee's contribution up to an annual maximum amount of $9,000 for employees in the United States, and up to a maximum of $12,000 for employees and executive officers over 50 years old in the United States. The contribution amounts for our United States employees are subject to limitations imposed by the United States Internal Revenue Service on contributions to our most highly compensated employees. Employees based in Frankfurt, Germany also benefit from certain employer contributions into the employees' pension funds. Our executive officers, including the Named Executive Officers, are eligible to participate in such employer-contribution plans to the same extent and in the same manner as all other employees.

6.3.3	Positioning
The NGCC is authorized to engage its own independent consultant to advise it with respect to executive compensation matters. While the NGCC may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Board upon the recommendation of the NGCC and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by any external compensation consultants that may be retained from time to time.
In 2013, the NGCC retained a compensation consultant to benchmark our executive compensation plan in an effort to determine whether we were achieving our objective of providing market competitive compensation opportunities. The compensation consultant gathered compensation data from companies that it concluded were of comparable size and/or stage of development as us and from other companies with which we compete for executive talent and advised the NGCC that our executive compensation should be generally aligned with the 50th percentile, or the mid-point, of the companies surveyed by the consultant. Furthermore, the consultant advised the NGCC that the total cash target payment (base salary and, if applicable or awarded in cash, annual bonus) for our executive officers in 2013 generally fell around the 50th percentile of the companies surveyed. The NGCC did not repeat or update the benchmarking process in 2014, 2015, 2016 or 2017 because it concluded that doing so would not provide additional meaningful data, considering the expense of the process. However, the NGCC, as a matter of good governance, will review and assess the current compensation program and make appropriate adjustments, if any, during 2018.

6.3.4	Risk Assessment of Executive Compensation Program
The Board, through the NGCC, oversees the implementation of compensation methods that tie a portion of executive compensation to our short-term and long-term performance and that of each executive officer and that take into account the advantages and risks associated with such compensation methods. In addition, the Board oversees the creation of compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and long-term performance and that of each executive officer. The NGCC has considered in general terms the concept of risk as it relates to our executive compensation program.
Base salaries are fixed in amount to provide a steady income to the executive officers regardless of share price and thus do not encourage or reward risk-taking to the detriment of other important business, operational, commercial or clinical metrics or milestones. The variable compensation elements (annual bonuses and stock options) are designed to reward each of short-term, mid-term and long-term performance. For short-term performance, a discretionary annual bonus may be awarded based on the timing and level of attainment of specific operational and corporate goals that the NGCC believes to be challenging, yet does not encourage unnecessary or excessive risk-taking. While our bonus payments are generally based on annual performance, a maximum bonus payment is pre-fixed for each senior executive officer and represents only a portion of each individual's overall total compensation opportunities. In exceptional circumstances, a particular executive officer may be awarded a bonus that exceeds his or her maximum pre-fixed or target bonus amount. Finally, a significant portion of executive compensation is provided in the form of stock options, which is intended to further align the interests of executives with those of shareholders. The NGCC believes that these awards do not encourage unnecessary or excessive risk-taking since the ultimate value of the awards is tied to our share price, and in the case of grants under the long-term incentive compensation plan, are generally subject to mid-term and long-term vesting schedules to help ensure that executives generally have significant value tied to long-term share price performance.
The NGCC believes that the variable compensation elements (annual bonuses and stock options) represent a percentage of overall compensation that is sufficient to motivate our executive officers to produce superior short-term, mid-term and long-term corporate results, while the fixed compensation element (base salary) is also sufficient to discourage executive officers from taking unnecessary or excessive risks. The NGCC and the Board also generally have the discretion to adjust annual bonuses and stock option grants based on individual performance and any other factors they may determine to be appropriate in the circumstances.

Such factors may include, where necessary or appropriate, the level of risk-taking a particular executive officer may have engaged in during the preceding year.
Based on the foregoing, the NGCC has not identified any specific risks associated with our executive compensation program that are reasonably likely to have a material adverse effect on us. The NGCC believes that our executive compensation program does not encourage or reward any unnecessary or excessive risk-taking behavior.
Our directors, executive officers and employees are prohibited from purchasing, selling or otherwise trading in derivative securities relating to our Common Shares. Derivative securities are securities whose value varies in relation to the price of our securities. Examples of derivative securities include warrants to purchase our Common Shares, and put or call options written on our Common Shares, as well as individually arranged derivative transactions, such as financial instruments, including, for greater certainty, pre-paid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of our equity securities granted as executive compensation or directors' remuneration. Options to acquire Common Shares issued pursuant to our Stock Option Plan are not derivative securities for this purpose.

6.3.5	2017 Compensation
Base Salary. The primary element of our compensation program is base salary. Our view is that a competitive base salary is a necessary element for retaining qualified executive officers. In determining individual base salaries, the NGCC takes into consideration individual circumstances that may include the scope of an executive's position, the executive's relevant competencies or experience and retention risk. The NGCC also takes into consideration the fulfillment of our corporate objectives, as well as the individual performance of the executive.
Short-Term, Non-Equity Incentive Compensation. The Board, based on the NGCC's recommendation, adopted the following performance objectives for 2017:

Goal		Result
Strengthen Financial Leadership	Hire new CFO (contingent on positive results for Macrilen™ and/or Zoptrex™)
On September 25, 2017, the Corporation announced the appointment of Jeffrey Whitnell to the position of Interim CFO. Mr. Whitnell resigned as CFO effective December 7, 2017.  On March 5, 2018, the Corporation appointed James Clavijo as CFO, effective that date.

Financing	Secure minimum of $15 Million (contingent on positive results for Macrilen™ and/or Zoptrex™), within parameters to be determined by the Board at the time of the financing	Not completed. The Corporation worked on securing the Strongbridge License Agreement
Investment Banking Relationships	Identify 2-3 new improved-tier investment-banking relationships for presentation to and evaluation by the Board	Not completed. The Corporation continues to work to establish improved investment banking relationships
Zoptrex™	Report top-line results	Results were unsuccessful.
	If trial successful, submit regulatory dossier	In light of the results of the ZoptrexTM study, the Corporation shifted its focus to the commercialization of MacrilenTM (macimorelin)
Macrilen™	Report top-line results	Results were released. FDA approval issued on December 20, 2017.
If confirmatory trial successful, complete submission dossier
Commercial Operations	Launch Macrilen™ field selling	Not completed. The Corporation worked on securing the Strongbridge License Agreement
	Achieve total revenues of $2.34 Million: Macrilen™: $1.0 M	The Company achieved revenues of $0.9 million in 2017. Reported Revenues of MacrilenTM (macimorelin) in 2018.
	Apifiny®: $700,000 Saizen®: $343,000	The Company achieved sales of $0.5 million in 2017.
Business Development	Out-license Zoptrex™ for Europe and other non-US territories	Not completed. Results were unsuccessful
	Out-license Macrilen™ for Europe and other non-US territories	Not completed. The Company continues to explore out-licensing opportunities
	Present proposal for in-license of Lutrate Depot to Board	Not completed
Dr. Richard Sachse, our Senior Vice President, Chief Medical Officer and Chief Scientific Office was awarded a cash bonus with respect to 2017 in the amount of €100,000 (equivalent to $120,000), which represented 50% of his target bonus.

6.3.6	Long-Term Equity Compensation
The Board approved option awards to Mr. Ward on August 15, 2017 in accordance with the Stock Option Plan. Mr. Ward was awarded 150,000 stock options. The stock options have an exercise price of $2.05 and vest in three annual installments commencing on August 15, 2018.
Summary of the Stock Option Plan
We established the Stock Option Plan in order to attract and retain directors, officers, employees and suppliers of ongoing services, who will be motivated to work towards ensuring our success. The Board has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges and quotation systems on which our securities are then traded and with all relevant securities legislation.
The Stock Option Plan provides that the sole persons eligible to receive grants under the Stock Option Plan (each, a "Participant") shall be: (i) our most senior executive officers, including the persons occupying the positions of Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer, Chief Commercial Officer, Chief Administrative Officer and Chief Compliance Officer; (ii) such other of our executive officers or executive officers of our subsidiaries that may, from time to time, report directly to the Chief Executive Officer; (iii) the non-employee, independent members of the Board; and (iv) such other of our officers or employees or the officers or employees of any of our subsidiaries, as the case may be, or suppliers of ongoing services, as may be expressly designated by resolution of the Board or the NGCC.

The maximum number of Common Shares issuable under the Stock Option Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time, which, as of April 2, 2018, represented 1.9 million Common Shares. There were 875,196 options outstanding under the Stock Option Plan representing approximately 5.3% of all issued and outstanding Common Shares on April 2, 2018. The proposed number of Common Shares issuable pursuant to the Long-Term Incentive Plan is fixed at 11.4% less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. See Section 9 of this Circular, "Approval of the Corporation's Long-Term Incentive Plan" See Section 6.3.6 of this Circular, for complete description of the Long-Term Incentive Plan.
Under the Stock Option Plan, (i) the number of securities issuable to insiders, at any time, or issued within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities and (ii) no single Participant may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares. In addition: (i) the aggregate fair value of options granted under all of our security-based compensation arrangements to any one of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, cannot exceed $100,000 valued on a Black-Scholes basis and as determined by the NGCC; and (ii) the aggregate number of securities issuable to all of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of its issued and outstanding securities.
Options granted under the Stock Option Plan may be exercised at any time within a maximum period of seven or ten years following the date of their grant (the "Outside Expiry Date"), depending on the date of grant. The Board or the NGCC, as the case may be, designates, at its discretion, the specific Participants to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such option grants, the grant date, the exercise price of each option, the Outside Expiry Date and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The price at which the Common Shares may be purchased may not be lower than the greater of the closing prices of the Common Shares on the NASDAQ on the last trading day preceding the date of grant of the option. Options granted under the Stock Option Plan shall vest in equal tranches over a three-year period (one-third each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board or the NGCC, as the case may be. Participants may not assign their options (nor any interest therein) other than by will or in accordance with the applicable laws of estates and succession.
Unless the Board or the NGCC decides otherwise, Participants cease to be entitled to exercise their options under the Stock Option Plan: (i) immediately, in the event a Participant who is an officer or employee resigns or voluntarily leaves his or her employment or his or her employment is terminated with cause and, in the case of a Participant who is a non-employee director of us or one of our subsidiaries, the date on which such Participant ceases to be a member of the relevant Board of Directors; (ii) six months following the date on which employment is terminated as a result of the death of a Participant who is an officer or employee and, in the case of a Participant who is an Outside Director, six months following the date on which such Participant ceases to be a member of the Board of Directors by reason of death; (iii) 90 days following the date on which a Participant's employment is terminated for a reason other than those mentioned in (i) or (ii) above including, without limitation, upon the disability, long-term illness, retirement or early retirement of the Participant; and (iv) where the Participant is a service supplier, 30 days following the date on which such Participant ceases to act as such, for any cause or reason (each, an "Early Expiry Date").
The Stock Option Plan also provides that, if the expiry date of one or more options (whether an Early Expiry Date or an Outside Expiry Date) occurs during a "blackout period" or within the seven business days immediately after a blackout period imposed by us, the expiry date will be automatically extended to the date that is seven business days after the last day of the blackout period. For the purposes of the foregoing, "blackout period" means the period during which trading in our securities is restricted in accordance with our corporate policies.
If (i) we accept an offer to amalgamate, merge or consolidate with any other entity (other than one of our wholly-owned subsidiaries) or to sell or license all or substantially all of our assets to any other entity (other than one of our wholly-owned subsidiaries); (ii) we sign a support agreement in customary form pursuant to which the Board agrees to support a takeover bid and recommends that our shareholders tender their Common Shares to such takeover bid; or (iii) holders of more than 50% of our then outstanding Common Shares tender all of their Common Shares to a takeover bid made to all of the holders of the Common Shares to purchase all of the then issued and outstanding Common Shares, then, in each case, all of the outstanding options shall, without any further action required to be taken by us, immediately vest. Each Participant shall thereafter be entitled to exercise all of such options at any time up to and including, but not after the close of business on that date which is ten days following the Closing Date (as defined below). Upon the expiration of such ten-day period, all rights of the Participant to such options or to the exercise of same (to the extent not already exercised) shall automatically terminate and have no further force or effect whatsoever. "Closing Date" is defined to mean (x) the closing date of the amalgamation, merger, consolidation, sale or license transaction in the case of clause (i) above; (y) the first expiry date of the takeover bid on which each of the offeror's conditions are either satisfied or waived in the case of clause (ii) above; or (z) the date on which it is publicly announced that holders of greater than 50% of our then outstanding Common Shares have tendered their Common Shares to a takeover bid in the case of clause (iii) above.

The Stock Option Plan provides that the following amendments may be made to the plan only upon approval of each of the Board and our shareholders as well as receipt of all required regulatory approvals:

•
any amendment to Section 3.2 of the Stock Option Plan (which sets forth the limit on the number of options that may be granted to insiders) that would have the effect of permitting, without having to obtain shareholder approval on a "disinterested vote" at a duly convened shareholders' meeting, the grant of any option(s) under the Stock Option Plan otherwise prohibited by Section 3.2;

•	any amendment to the number of securities issuable under the Stock Option Plan (except for certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications);

•	any amendment that would permit any option granted under the Stock Option Plan to be transferable or assignable other than by will or in accordance with the applicable laws of estates and succession;

•	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

•	the addition of a deferred or restricted share unit component or any other provision that results in employees receiving securities while no cash consideration is received by us;

•
with respect to any Participant, whether or not such Participant is an "insider" and except in respect of certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications:

•	any reduction in the exercise price of any option after the option has been granted, or

•	any cancellation of an option and the re-grant of that option under different terms, or

•	any extension to the term of an option beyond its Outside Expiry Date to a Participant who is an "insider" (except for extensions made in the context of a "blackout period");

•	any amendment to the method of determining the exercise price of an option granted pursuant to the Stock Option Plan;

•	the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favorable to employees; and

•	any amendment to the foregoing amending provisions requiring Board, shareholder and regulatory approvals.
The Stock Option Plan further provides that the following amendments may be made to the Stock Option Plan upon approval of the Board and upon receipt of all required regulatory approvals, but without shareholder approval:

•	amendments of a "housekeeping" or clerical nature or to clarify the provisions of the Stock Option Plan;

•	amendments regarding any vesting period of an option;

•
amendments regarding the extension of an option beyond an Early Expiry Date in respect of any Participant, or the extension of an option beyond the Outside Expiry Date in respect of any Participant who is a "non-insider";

•
adjustments to the number of issuable Common Shares underlying, or the exercise price of, outstanding options resulting from a split or a consolidation of the Common Shares, a reclassification, the payment of a stock dividend, the payment of a special cash or non-cash distribution to our shareholders on a pro rata basis provided such distribution is approved by our shareholders in accordance with applicable law, a recapitalization, a reorganization or any other event which necessitates an equitable adjustment to the outstanding options in proportion with corresponding adjustments made to all outstanding Common Shares;

•	discontinuing or terminating the Stock Option Plan; and

•	any other amendment which does not require shareholder approval under the terms of the Stock Option Plan.
Outstanding Option-Based Awards and Share-Based Awards
The following table shows all awards outstanding to our Named Executive Officers as of December 31, 2017:

	Option-based Awards					Share-based Awards
Name	Issuance Date	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options(2)	Issuance Date	Number of Shares or Units of shares that have Not Vested	Market or Payout Value of Share-based Awards that have Not Vested
	(mm-dd-yyyy)	(#)	($)	(mm-dd-yyyy)	($)		(#)	($)
Dodd, David A.(3)	—	—	—	—	—	—	—	—
Theodore, Philip(4)	—	—	—	—	—	—	—	—
Dinges, Jude(5)	—	—	—	—	—	—	—	—
Sachse, Richard	12/21/2015	40,000	4.58	12/20/2022	—	—	—	—
	11/08/2016	2,800	3.50	11/08/2023	—	—	—	—
	12/06/2016	57,360	3.45	12/06/2023	—	—	—	—
	12/16/2016	28,950	3.80	12/16/2023	—	—	—	—
Ward, Michael V.(6)	08/15/2017	150,000 (3)	2.05	08/15/2024	46,500	—	—	—
Lemaire, Genevieve(7)	—	—	—	—	—	—	—	—
Whitnell, Jeffrey(8)	—	—	—	—	—	—	—	—
_________________________

(1)	The number of securities underlying unexercised options represents all awards outstanding at December 31, 2017.

(2)
"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing price of the Common Shares on the NASDAQ on the last trading day of the fiscal year (December 29, 2017) of $2.36 and the exercise price of the options, multiplied by the number of unexercised options.

(3)
Mr. Dodd ceased to be the Corporation's President and Chief Executive Officer on July 20, 2017. All outstanding stock options held by Mr. Dodd were cancelled effective as of his termination date in accordance with the provisions of the Stock Option Plan.

(4)
Mr. Theodore ceased to be the Corporation's Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary on July 28, 2017. All outstanding stock options held by Mr. Theodore were cancelled effective as of his termination date in accordance with the provisions of the Stock Option Plan.

(5)
Mr. Dinges' employment was terminated on November 3, 2017. All outstanding stock options held by Mr. Dinges were cancelled effective as of his termination date in accordance with the provisions of the Stock Option Plan.

(6)
Michael V. Ward was appointed President and Chief Executive Officer effective October 1, 2017 and was granted 150,000 stock options in connection with his appointment as Interim President and Chief Executive Officer.

(7) Ms. Lemaire served as interim principal financial officer pursuant to a services contract and is not entitled to receive incentive plan awards.
(8) Mr. Whitnell served as interim principal financial officer pursuant to a services contract and is not entitled to receive incentive plan awards.
There were no share-based awards outstanding either at December 31, 2017 or at the date of this Circular.

6.4	Incentive Plan Awards — Value Vested or Earned During the Year
The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the financial year ended December 31, 2017:

Name	Option-based awards — Value vested during the year(1)	Share-based awards — Value vested during the year	Non-equity incentive plan compensation — Value earned during the year
	($)	($)	($)
Dodd, David A.	—	—	—
Theodore, Philip A.	—	—	—
Dinges, Jude	—	—	—
Sachse, Richard	—	—	120,000
Ward, Michael V.	—	—	—
Lemaire, Genevieve (2)	—	—	—
Whitnell, Jeffrey	—	—	—

(1)
Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the NASDAQ and the exercise price on such vesting date.

(2) Ms. Lemaire served as interim principal financial officer pursuant to a services contract and is not entitled to receive incentive plan awards.

6.4.1	Summary Compensation Table
The Summary Compensation Table set forth below shows compensation information for each of the Named Executive Officers for services rendered in all capacities during each of the financial years ended December 31, 2017, 2016 and 2015. All amounts in the table below are in U.S. dollars. All cash amounts paid to Messrs. Ward, Dodd, Dinges, Whitnell and Theodore were paid in U.S. dollars, while Ms. Lemaire’s cash payments were made in Canadian dollars and Dr. Sachse’s cash payments were made in euros.
SUMMARY COMPENSATION TABLE

					Non-equity incentive plan compensation
Name and principal position	Years	Salary	Share based awards	Option based awards (1)	Annual incentive plan	Long-term incentive plans	Pension Value		All other compensation (2)		Total compensation
		($)	($)	($)	($)	($)	($)		($)		($)
Ward, Michael V.(3) President and Chief Executive Officer	2017	121,461	—	248,091	—	—	—		—		369,552
	2016	—	—	—	—	—	—		—		—
	2015	—	—	—	—	—	—		—		—
Whitnell, Jeffrey(4) Former Interim Chief Financial Officer	2017	76,920	—	—	—	—	—		—		76,920
	2016	—	—	—	—	—	—		—		—
	2015	—	—	—	—	—	—		—		—
Dodd, David A.(5) Former President and Chief Executive Officer	2017	273,770	—	—	—	—	—		—		273,770
	2016	475,000	—	712,500	—	—	—		—		1,187,500
	2015	475,000	—	358,690	—	—	—		—		833,690
Lemaire, Genevieve(6) Former Vice President, Finance and Chief Accounting Officer	2017	—	—	—	—	—	—		237,552	(7)	237,552
	2016	—	—	—	—	—	—		210,156		210,156
	2015	—	—	—	—	—	—		—		—
Sachse, Richard(7) Former Senior Vice President, Chief Scientific Officer and Chief Medical Officer	2017	222,000	—	257,000	100,000	—	37,067	(8)	—		616,067
	2016	222,000	—	257,000	55,500	—	37,067	(8)	—		571,567
	2015	221,900	—	168,795	111,000	—	47,349	(8)	—		549,044
Dinges, Jude(8) Former Senior Vice President and Chief Commercial Officer	2017	277,596	—	—	—	—	—		—		277,596
	2016	320,000	—	240,000	—	—	—		—		560,000
	2015	320,000	—	168,795	—	—	—		—		488,795
Theodore, Philip A.(9) Former Senior Vice President, Chief Administrative Officer and General Counsel	2017	196,154	—	—	—	—	—		—		196,154
	2016	320,000	—	240,000	64,000	—	—		—		624,000
	2015	320,000	—	168,795	35,000	—	—		—		523,795
_________________________

(1)
The value of option-based awards represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant multiplied by the Black-Scholes factor as at such date and the number of stock options granted on such date. The following table sets forth the value of the option-based awards and the corresponding Black-Scholes factor:

Date of Grant	Value of Grant	Black-Scholes Factor
December 21, 2015	$4.58	92.14%
November 9, 2016	$3.50	80.35%
December 6, 2016	$3.45	80.57%
December 16, 2016	$3.80	80.68%
August 15, 2017	$2.05	80.70%

(2)
“All Other Compensation” represents perquisites and other personal benefits which, in the aggregate, amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer's total salary for the financial year ended December 31, 2017. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer, if applicable.

(3)
Mr. Ward became our Interim President and Chief Executive Officer on July 20, 2017. All values reflective are for partial year considerations. Effective December 11, 2017, Mr. Ward's base salary increased to $325,000 upon approval of MacrilenTM (macimorelin) by the FDA.

(4)	Mr. Whitnell resigned effective December 7, 2017.

(5)
Mr. Dodd ceased to be the Corporation's President and Chief Executive Officer on July 20, 2017. All outstanding stock options held by Mr. Dodd were cancelled effective as of his termination date in accordance with the provisions of the Stock Option Plan.

(6)
Ms. Lemaire provides services to us as a contractor and not as an employee. She is compensated for her services at the rate of CAN$170 per hour. She is not entitled to participate in or to receive benefits pursuant to any of our programs customarily made available to our employees. The amount shown represents all payments to her pursuant to her agreement with us.

(7)
We maintain a reinsured benevolent fund (Rückgedeckte Unterstützungskasse), which is a type of private defined contribution pension plan, for Dr. Sachse. We contribute to a private pension provider an amount equal to 2.4% of Dr. Sachse’s salary, up to a monthly salary limit of €6,050, plus an additional contribution of 18% of the amount of Dr. Sachse’s salary that exceeds the monthly limit. Dr. Sachse also contributes a percentage of his salary to the plan. We are liable to Dr. Sachse for the pension benefits that have been promised, if the private pension provider does not, or cannot, pay the promised pension payments. We obtained reinsurance against the insolvency or liquidation of the private pension provider. The table below sets forth additional information regarding Dr. Sachse’s pension plan. The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to Dr. Sachse’s contributions to the pension plan during the year ended December 31, 2017, as well as changes in the foreign exchange rate, his contributions being made in euros.

Accumulated value at start of year	Compensatory	Accumulated value at year end
$106,391	$27,248	$133,639

(8)
Jude Dinges' employment was terminated on November 3, 2017. All outstanding stock options held by Mr. Dinges were cancelled effective as of his termination date in accordance with the provisions of the Stock Option Plan.

(9)
Philip A. Theodore's employment was terminated on July 28, 2017. All outstanding stock options held by Mr. Theodore were cancelled effective as of his termination date in accordance with the provisions of the Stock Option Plan.

6.4.2	Compensation of the Chief Executive Officer
The compensation of our President and Chief Executive Officer is governed by our executive compensation policy described in the section titled "Compensation of Executive Officers", and the President and Chief Executive Officer participates, together with the other Named Executive Officers, in all of our incentive plans.
Mr. Ward's total earnings during the financial year ended December 31, 2017 was $121,461. Mr. Ward was not awarded an annual incentive bonus with respect to 2017.
Mr. Dodd's total earned salary during the financial year ended December 31, 2017 was $274,154. Mr. Dodd was not awarded an annual incentive bonus with respect to 2017.
For the financial year ended December 31, 2017, the NGCC recommended that 150,000 stock options be granted to Mr. Ward under our Stock Option Plan. The grant to Mr. Ward is included in the Summary Compensation Table above under the column captioned "Option-Based Awards". See Section 6.3.6 of this Circular, "Long-Term Equity Compensation - Summary of the Stock Option Plan", for a complete description of the Stock Option Plan.

6.5	Securities Authorized for Issuance under Equity Compensation Plans
The following table sets forth, as at December 31, 2017, the information with respect to all of our compensation plans pursuant to which our equity securities are authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	713,918	5.93	1,160,329
Equity compensation plans not approved by security holders	—	—	—
Total:	713,918	5.93	1,160,329

6.6	Performance Graph
On December 31, 2017, the closing price of a Common Share on the NASDAQ was $2.36. The following graph shows the cumulative return of a $100 investment in the Common Shares made on December 31, 2012 on the NASDAQ, compared with the total return of the NASDAQ Capital Market Composite Index and the NASDAQ Biotechnology Index for each financial year shown on this graph.

AEZS
^ NBI
^ RCMP
300
250
200
150
100
50
0
12/30/2012
12/30/2013
12/30/2014
12/30/2015
12/30/2016
12/30/2017

	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017
Aeterna Zentaris (NASDAQ)	$100.00	$57.98	$25.21	$1.88	$1.51	$0.99
NASDAQ Capital Market Composite Index (^RCMP)	$100.00	$136.60	$128.95	$107.08	$122.73	$143.36
NASDAQ Biotechnology Index (^NBI)	$100.00	$165.61	$222.08	$247.44	$193.79	$234.60
Our executive compensation is reviewed annually and approved by the Board upon the recommendation of the NGCC. The NGCC considers several factors in connection with its determination of appropriate levels of executive compensation, including, but not limited to, the demand for and supply of skilled professionals in the life sciences and biopharmaceutical sectors generally, an executive’s individual performance, our performance (which is not necessarily tied exclusively to the trading price of our Common Shares) and other factors discussed under Section 6.3, “Compensation Discussion & Analysis” above. In addition, during the five-year period ended December 31, 2017, we were a pre-profit biopharmaceutical company, and thus the market price of our publicly traded equity securities may not fully reflect the long-term value of our underlying assets.
The trading price of our Common Shares is subject to fluctuation based on several factors, many of which are beyond our control and some of which are disclosed and discussed under the heading “Risk Factors” in our annual report on Form 20-F.
The performance graph set forth above shows that holders of our Common Shares have lost a significant portion of the value of their investment since year-end 2012. During the period covered by the performance graph, we replaced our senior management team and began to implement our strategy of transforming our business from being totally focused on drug discovery and development to being a commercially operating specialty biotechnology company. The transformation has not yet been completed. Furthermore, during the period covered by the performance graph, we experienced several significant setbacks in our drug development efforts. Therefore, the trend in the performance graph of our Common Shares on the NASDAQ does not correlate to the changes in compensation paid to our Named Executive Officers during the five-year period ended December 31, 2017.

6.7	Summary
In accordance with our executive compensation policy, a significant portion of the compensation of our executive officers is based upon an equitable balance between company performance and performance consistent with position responsibilities. During this period of transformation, while we implement our strategy of becoming a commercially operating specialty biopharmaceutical company, the NGCC’s rationale for executive compensation is to encourage and reward performance that positions us for both short-term and long-term success, while protecting and building shareholder value. The NGCC reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with our objectives, values and strategies.
If the circumstances so require, the NGCC may recommend employment conditions that are different from the policies in effect as well as our execution of non-standard employment contracts.
By the Nominating, Governance and Compensation Committee:
Carolyn Egbert, Chair
Juergen Ernst
Michael Cardiff

SECTION 7	EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

7.1	Employment and Change of Control Agreements
We had, or one of our subsidiaries had, entered into an employment agreement and, in some cases, a change of control agreement with each of our Named Executive Officers, except for Ms. Genevieve Lemaire, who provides services to us as a contractor and not as an employee. We terminated the employment of Mr. Dodd for cause on July 20, 2017, we terminated the employment of Mr. Theodore on July 28, 2017 and we terminated the employment of Mr. Dinges on November 3, 2017. Mr. Whitnell resigned effective December 7, 2017. We terminated Dr. Sachse’s employment on January 17, 2018.
We entered into an employment agreement and a change of control agreement with Michael V. Ward, Chief Executive Officer, effective as of October 1, 2017 (the “Employment Agreement”). The Employment Agreement provides that we will pay Mr. Ward (the “Executive”) a base salary and an annual bonus, if our financial results and position justify payment of a bonus and subject to the determination and approval of the NGCC and our Board. Additionally, the Executive will be eligible to receive long-term incentive grants in the form of stock options, which will be reviewed annually in accordance with our policies. The Executive’s base salary will increase upon approval of Macrilen by the U.S. Food and Drug Administration. Mr. Ward’s base salary increased effective as of December 11, 2017.
The Employment Agreement provides that if there is a “separation from service” within the meaning of Section 409A of the U.S. Internal Revenue Code of 1986, as amended, as a result of (i) the termination of the Executive’s employment by us without “Cause” or (ii) the Executive resigns for “Good Reason”, then the Executive will be entitled to receive severance payments in an amount equal to at least eighteen (18) months of his then base salary paid in equal installments over one (1) year, and conditional upon the Executive executing a full and general Release and complying with certain non-compete and confidentiality agreements. The Executive has no right to receive a cash bonus or any other form of remuneration.
The Executive shall not, for a period equal to one year following his termination of employment with us, directly or indirectly, compete with us in a business in the development and commercialization of substantially similar endocrine therapies and oncology treatments; solicit any of our clients or do anything whatsoever to induce or to lead any person to end, in whole or in part, its business relations with us; induce, attempt to induce or otherwise interfere in the relations that we have with our distributors, suppliers, representatives, agents and other parties with whom we deal; or induce, attempt to induce or otherwise solicit our personnel to leave their employment with us or hire our personnel for any enterprise in which the Executive has an interest. The foregoing applies in those geographic areas in the United States, Canada and Europe in which the same or substantially similar endocrine therapies and oncology treatment are developed and commercialized by us.

Pursuant to the Employment Agreement, the Executive is also entitled to receive certain payments in lieu of and not in addition to any severance payments provided under the Employment Agreement (the “Change of Control Payments”) in the event (i) a “Change of Control” occurs, and (ii) during the twelve-month period following the Change of Control, either we terminate his employment without “Cause” or he terminates his employment for “Good Reason” during such period. The Change of Control Payment will equal the sum of the following amounts: (i) the equivalent of eighteen (18) months of the Executive’s then annual base salary, (ii) an amount equivalent to eighteen (18) months of the Executive’s annual bonus, if any, which he would have received in the year immediately prior to the year the Change of Control occurred, and (iii) an amount equivalent to eighteen (18) months of the then monthly premium to provide the group medical benefits to the Executive, his spouse and dependents determined by utilizing the applicable COBRA premium rates for the month the Executive’s employment terminates. The Change of Control Payment is subject to applicable statutory withholdings. Any outstanding stock options to acquire our stock shall, in such circumstances, become fully exercisable, vested and non-forfeitable on the date the Executive’s employment terminates following a Change of Contract during the term of the agreement. The payments are conditional on the Executive executing a full and general Release.
For the purposes of the Employment Agreement:

•
a “Change of Control” shall be deemed to have occurred in any of the following circumstances: (i) subject to certain exceptions, upon the acquisition by a person (or one or more persons who are affiliates of one another or who are acting jointly or in concert) of a beneficial interest in our securities representing in any circumstance 50% or more of the voting rights attaching to our then outstanding securities; (ii) upon a sale or other disposition of all or substantially all of our assets; (iii) upon a plan of liquidation or dissolution of us; or (iv) if, for any reason, including our amalgamation, merger or consolidation with or into another company, the individuals who, during the term of the change of control agreement, constituted the Board (and any new directors whose appointment by the Board or whose nomination for election by our shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors during the term of the change of control agreement or whose appointment or nomination for election was previously so approved) cease to constitute a majority of the members of the Board;

•
termination of employment for “Cause” includes (but is not limited to) (i) if the Executive commits any fraud, theft, embezzlement or other criminal act of a similar nature, or (ii) if the Executive commits an act of serious misconduct or willful or gross negligence in the performance of his duties.

•
Termination of employment by the Executive for “Good Reason” means the occurrence, without the Executive’s express written consent, of any of the following acts: (i) a material reduction of the Executive’s base salary as in effect on the date of his Employment Agreement or as same may be increased from time to time, and (ii) any material and sustained reduction in the Executive’s duties and responsibilities as Chief Executive Officer and the Board has been provided with notice and fails to cure the situation within thirty (30) days following receipt of notice.

The table below shows estimated incremental payments triggered pursuant to termination of employment of our Named Executive Officers who remained employed on December 31, 2017. The amount shown for Mr. Ward would be paid to him in US dollars. The amount shown for Dr. Sachse would be paid to him in euros.

Name	Termination Provisions Value ($)(1) (2)
Sachse, Richard	120,000
Ward, Michael V.	511,500
_________________________

(1)	The termination values assume that the triggering event took place on the last business day of our financial year-end (December 31, 2017).

(2)	Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered as “incremental” payments made in connection with termination of employment.
We entered into an Amended and Restated Consulting Agreement with Ms. Genevieve Lemaire effective as of February 18, 2016. The Corporation agreed to pay the Consultant for her services performed under this Agreement at an hourly rate of CAN$170. At the conclusion of the Agreement, in December 2017, the consultant was paid a bonus in the amount of CAN$20,000. There were no change of control provisions in or change of control benefits provided under Ms. Lemaire’s Consulting Agreement. Ms. Lemaire continues to provide occasional services as agreed to and requested by the Corporation.

SECTION 8	APPOINTMENT OF AUDITORS AND AUDIT COMMITTEE DISCLOSURE

8.1	Appointment of Auditors
The Board proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as our auditors and that our directors be authorized to determine their compensation upon the recommendation of the Audit Committee. PricewaterhouseCoopers LLP have acted as our auditors since the financial year ended December 31, 1993.
Unless instructed to abstain from voting with regard to the appointment of auditors, the persons whose names appear on the enclosed form of proxy will vote in favor of the appointment of PricewaterhouseCoopers LLP and the authorization of our directors to determine their compensation.

8.2	Audit Committee Disclosure
National Instrument 52-110 - Audit Committees (“NI 52-110”) requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their Audit Committees, as well as all fees paid to external auditors. We are including such required disclosure with respect to our Audit Committee both in this Circular as well as in our annual report on Form 20-F that satisfies the requirement to file an annual information form under Canadian securities legislation. The Audit Committee Charter is attached as Schedule D to this Circular and is also accessible on our website at www.aezsinc.com.

8.3	Composition of the Audit Committee
Mr. Gérard Limoges, FCPA, FCA (Chairman), Mr. Michael Cardiff and Mr. Juergen Ernst are the current members of our Audit Committee, each of whom is independent and financially literate within the meaning of NI 52-110.

8.4	Education and Relevant Experience
The education and relevant experience of each of the current members of the Audit Committee, other than Mr. Limoges, are described in Section 6.2.1.1, “NGCC”, set forth in this Circular. The following information describes the education and relevant experience of Mr. Limoges:
Gérard Limoges, C.M., FCPA, FCA - Mr. Limoges has served as a director on our Board since 2004. Mr. Limoges served as the Deputy Chairman of Ernst & Young LLP Canada until his retirement in September 1999. After a career of 37 years with Ernst & Young, Mr. Limoges has been devoting his time as a director of a number of companies. Mr. Limoges began his career with Ernst & Young in Montreal in 1962. After graduating from the Management Faculty of the Université de Montréal (HEC Montréal) in 1966, he wrote the CICA exams the same year (Honors: Governor General's Gold Medal for the highest marks in Canada and Gold Medal of the Ordre des Comptables Agréés du Québec). He became a chartered accountant in 1967 and partner of Ernst & Young in 1971. After practicing as auditor since 1962 and partner since 1971, he was appointed Managing Partner of the Montreal Office in 1979 and Chairman for Quebec in 1984 when he also joined the National Executive Committee. In 1992, he was appointed Vice Chairman of Ernst & Young Canada and the following year, Deputy Chairman of the Canadian firm. After retirement from practice at the end of September 1999, he was appointed Trustee of the School Board of Greater Montreal (1999), member of the Quebec Commission on Health Care and Social Services (2000-2001) and special advisor to the Rector of the Université de Montréal and affiliate schools (2000-2003). Mr. Limoges, at the request of the Board of Directors of the Université de Montréal, participated in the selection of the Dean of the Faculty of Medicine in 2011. Mr. Limoges is also a trustee and chairman of the Audit Committee of PROREIT (TSX). He is also a board member of various private companies and charities. Mr. Limoges became an FCPA, FCA (Fellow) in 1984 and received the Order of Canada in 2002.

8.5	Pre-Approval Policies and Procedures
The Audit Committee Charter provides that the committee shall approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. The pre-approval by the Chairman is then presented to the Audit Committee at its first scheduled meeting following such pre-approval.

8.6	External Auditor Service Fees
In addition to performing the audit of our consolidated financial statements and its subsidiaries, PricewaterhouseCoopers LLP provided other services to us and our subsidiaries and billed us and our subsidiaries the following fees for each of our two most recently completed financial years.

Fees	Financial Year Ended December 31, 2017 (US$)	Financial Year Ended December 31, 2016 (US$)
Audit Fees(1)	506,309	363,962
Audit-Related Fees(2)	113,430	164,477
Tax Fees(3)	5,426	17,153
All other Fees(4)	—	—
Total Fees:	625,165	545,592
_________________________

(1)
Refers to all fees incurred in respect of audit services, being the professional services rendered by our external auditor for the audit and review of our financial statements as well as services normally provided by the external auditor in connection with statutory and regulatory filings and engagements.

(2)
Includes audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions, including the review of prospectuses and prospectus supplements and the delivery of customary consent and comfort letters in connection therewith.

(3)	Refers to all fees incurred in respect of tax compliance, tax planning and tax advice.

(4)	Refers to all fees not included in audit fees, audit-related fees and tax fees.

SECTION 9	APPROVAL OF THE CORPORATION'S LONG-TERM INCENTIVE PLAN

9.1     Background
Our shareholders are being asked to approve the Long-Term Incentive Plan to allow the Corporation to utilize a broad array of equity incentives and performance cash incentives in order to attract, retain and incentivize talented and experienced executives, key employees and non-employee directors. Equity-based compensation creates an ownership culture that rewards executives for maximizing shareholder value over time and aligns the interests of employees and directors with those of our shareholders.
We have traditionally granted stock options to employees in connection with their commencement of employment and as part of their ongoing compensation packages. We believe that providing additional grants of equity compensation beyond an initial new hire grant provides management and other key employees with a strong link to long-term corporate performance and the creation of shareholder value, as well as providing continued retention via long-term and milestone driven vesting. We have experienced considerable growth during 2017, and we expect continued growth over the next several years and therefore need to ensure that we have an equity incentive plan with broad array of awards to incentivize executives, key employees and non-employee directors.
Upon the recommendation of our NGCC, our Board approved the Long-Term Incentive Plan on April 2, 2018, subject to shareholder approval. Until the Long-Term Incentive Plan is approved by our shareholders, no awards may be granted under the Long-Term Incentive Plan.
9.2     The Share Pool
The maximum number of Common Shares issuable under the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time, less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan, which, as of April 2, 2018, represented 999,051 Common Shares. See Section 6.3.6 of this Circular, “Long-Term Equity Compensation - Summary of the Stock Option Plan”, for a complete description of the Stock Option Plan.
9.3    Key Features Designed to Protect Shareholders’ Interests
The Long-Term Incentive Plan’s design reflects our commitment to strong corporate governance and our desire to preserve shareholder value as demonstrated by the following Long-Term Incentive Plan features:
Independent Administrator. The NGCC, comprised solely of independent, non-employee directors, administers the Long-Term Incentive Plan. Administrative powers may be delegated to officers and other employees, but all determinations regarding awards to our executive officers and non-employee directors must be made by the NGCC.

No Liberal Share Recycling Policy. The Long-Term Incentive Plan does not permit shares tendered by a participant or withheld by us, as full or partial payment of the exercise price of stock options or to satisfy a participant’s tax withholding obligations, to become available for issuance under the Long-Term Incentive Plan.
Repricing and Reloading Prohibited. Shareholder approval is required for any repricing, replacement, or buyout of underwater awards. In addition, no new awards are granted automatically upon the exercise or settlement of any outstanding award.
No Discount Awards; Maximum Term Specified. Stock options and stock appreciation rights must have an exercise price no less than the closing price per share on the date the award is granted.
Per-Participant Limits on Awards. The Long-Term Incentive Plan limits the size of awards that may be granted during any one year to any one participant.
Award Design Flexibility. Different kinds of awards may be granted under the Long-Term Incentive Plan, giving us the flexibility to design our equity incentives to complement the other elements of compensation and to support our attainment of strategic goals.
Performance-based Awards. The Long-Term Incentive Plan permits the grant of performance-based stock and cash-incentive awards that are payable only upon the attainment of specified performance goals.
No Dividends on Performance-based Awards Unless and Until Performance Goals Are Met. The Long-Term Incentive Plan prohibits the payment of dividends or dividend equivalents on performance-based awards unless and until applicable performance goals are met.
No Liberal Definition of Change in Control. The Long-Term Incentive Plan’s definition of a change in control transaction provides that any award benefits triggered by the transaction are contingent upon the actual consummation of the transaction, not merely its approval by our Board or shareholders.
No Transfers for Value. Participants are not permitted to transfer awards for value under the Long-Term Incentive Plan.
Awards Subject to Claw Back Policy. Awards granted under the Long-Term Incentive Plan generally will be subject to any and all policies, guidelines, codes of conduct, or other agreement or arrangement adopted by our Board with respect to the recoupment, recovery or clawback of compensation.
The NGCC has full discretion to determine the number of awards to be granted to participants under the Long-Term Incentive Plan, subject to an annual limitation on the total number of awards that may be granted to any one person. No awards have been granted contingent upon shareholder approval of the Long-Term Incentive Plan.
9.4    Summary of the Long-Term Incentive Plan
The following is a summary of certain material terms of the Long-Term Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the Long-Term Incentive Plan, which is incorporated into this Circular by reference in its entirety and attached as Schedule A to this Circular.
9.4.1 Purpose
The purpose of the Long-Term Incentive Plan is to (i) promote our long-term financial interests and growth by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of our business; (ii) motivate management personnel by means of growth-related incentives to achieve long-range goals; and (iii) further the alignment of interests of participants with those of our shareholders through opportunities for increased share ownership in the Corporation.

9.4.2	Administration
The NGCC is the administrator of the Long-Term Incentive Plan (the “Administrator”). At any time, the Board may serve as the Administrator of the Long-Term Incentive Plan, in lieu of, or in addition, to the NGCC. Except as provided otherwise under the Long-Term Incentive Plan, the Administrator has plenary authority to grant awards pursuant to the terms of the Long-Term Incentive Plan to eligible individuals, determine the types of awards and the number of shares to be covered by the awards, establish the terms and conditions for awards and take all other actions necessary or desirable to carry out the purpose and intent of the Long-Term Incentive Plan.

The NGCC (or Board) may delegate to officers and employees limited authority to perform administrative actions under the Long-Term Incentive Plan to assist in its administration, to the extent permitted by applicable law and stock exchange rules. This delegation of authority, however, may not extend to the exercise of discretion with respect to awards to participants who are officers under Section 16 of the Exchange Act. With respect to any award to which Section 16 of the Exchange Act applies, the Administrator shall consist of either the Board or the NGCC, which committee shall consist of two or more directors, each of whom is intended to be a “non-employee director” as defined in Rule 16b-3 of the Exchange Act and an “independent director” to the extent required by NASDAQ. Any member of the Administrator who does not meet the foregoing requirements shall abstain from any decision regarding an award and shall not be considered a member of the Administrator to the extent required to comply with Rule 16b-3 of the Exchange Act.

9.4.3	Eligibility and Participation
Participation in the Long-Term Incentive Plan is generally open to all officers, employees and other individuals, including Outside Directors. However, any individual whose services to the Corporation or any of its subsidiaries are limited to capital-raising transactions, or the promotion and maintenance of a market for the Corporation securities, are ineligible to participate in the Long-Term Incentive Plan. Prospective officers, employees and other service providers who have accepted offers to provide services to the Corporation may also participate in the Long-Term Incentive Plan.

9.4.4	Shares Available
As of the original effective date of the Long-Term Incentive Plan, a total of 999,051 Common Shares were reserved for issuance under the Long-Term Incentive Plan and Stock Option Plan representing approximately 6.1% of the issued and outstanding Common Shares.

9.4.5	Types of Awards
The Long-Term Incentive Plan enables the grant of stock options, stock appreciation rights, stock awards, stock unit awards, performance shares, cash-based performance units and other stock-based awards, each of which may be granted separately or in tandem with other awards. All awards made under the Long-Term Incentive Plan may be subject to vesting and other contingencies as determined by the Administrator and will be evidenced by agreements approved by the Administrator which set forth the terms and conditions of each award.
Stock Options. Stock options entitle the participant, upon exercise, to purchase a specified number of shares at a specified price for a specified period of time. The Administrator may grant incentive stock options and nonqualified stock options under the Long-Term Incentive Plan. The exercise price for each stock option is determined by the Administrator but will in no event be less than 100% of the Fair Market Value of the Common Shares on the grant date. The “Fair Market Value” means, if the principal market for our Common Shares is a national securities exchange or an established securities market (e.g., the Nasdaq Stock Market or the Toronto Stock Exchange), the official closing price per Common Share for the regular market session on the day of determination, or, if the principal market for our Common Shares is not a national securities exchange or an established securities market, but the Common Shares are quoted by a national quotation system, the average of the highest bid and lowest asked prices for our common shares on the day of determination as reported on a national quotation system, or in the absence of an established market for the stock or its quotation by a national quotation system, the value determined by the Administrator in good faith by the reasonable application of a reasonable valuation method, which method may, but need not, include taking into account an appraisal of the fair market value of the Common Shares conducted by a nationally recognized appraisal firm selected by the Administrator.
Any stock options that are granted in the form of an incentive stock option will be intended to comply with the requirements of Section 422 of the Code. Only options granted to employees qualify for incentive stock option treatment.
Each stock option will expire at the time the Administrator determines on the grant date. No stock option will be exercisable later than the tenth anniversary of its grant, unless required otherwise by applicable law. A stock option may be exercised in whole or in installments. Shares purchased upon the exercise of a stock option must be paid for in full at the time of exercise in cash or such other consideration as determined by the Administrator.
Stock Appreciation Rights. A stock appreciation right (“SAR”) is the right to receive a payment equal to the excess of the Fair Market Value of a specified number of shares on the date the SAR is exercised over the base price per share specified in the award agreement. The base price for each SAR cannot be less than 100% of the Fair Market Value of Common Shares on the grant date and the term of a SAR cannot be more than 10 years from the grant date, unless required otherwise by applicable law. At the discretion of the Administrator, the payment upon a SAR exercise may be in cash, shares or a combination of the two.

Prohibition on Repricing for Stock Options and SARs. Except in connection with a corporate transaction involving the Corporation (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of stock options and SARs granted under the Long-Term Incentive Plan may not be amended, after the date of grant, to reduce the exercise price of such stock options or SARs, nor may outstanding stock options or SARs be canceled in exchange for (i) cash, (ii) stock options or SARs with an exercise price that is less than the exercise price of the original outstanding stock options or SARs, or (iii) other awards, unless such action is approved by the Corporation’s shareholders.
Restricted Stock. Awards of restricted stock are actual Common Shares that are issued to a participant, but that are subject to forfeiture if the participant does not remain employed by us for a certain period of time and/or if certain performance goals are not met. Except for these restrictions and any others imposed by the Administrator, the participant will generally have all of the rights of a shareholder with respect to the restricted stock, including the right to vote the restricted stock upon the expiration of the restricted period, but will not be permitted to vote, sell, assign, transfer, pledge or otherwise encumber shares of restricted stock before the risk of forfeiture lapses. Dividends declared payable on shares of restricted stock that are granted subject to risk of forfeiture conditioned solely on continued service over a period of time will be paid either at the dividend payment date or deferred for payment to such later date as determined by the Administrator, and may be paid in cash or as unrestricted shares of our Common Shares or may be reinvested in additional shares of restricted stock. Dividends declared payable on shares of restricted stock that are granted subject to risk of forfeiture conditioned on satisfaction of performance goals will be held by us and made subject to forfeiture at least until the applicable performance goal related to such shares of restricted stock has been satisfied.
Restricted Stock Units. An award of RSUs represents a contractual obligation of the Corporation to deliver to the participant a number of Common Shares, an amount in cash equal to the fair market value of the specified number of shares subject to the award, or a combination of shares and cash. Until Common Shares are issued to the participant in settlement of stock units, the participant shall not have any rights of a shareholder of the Corporation with respect to the stock units or the shares issuable thereunder. Vesting of RSUs may be subject to performance goals, the continued service of the participant or both. The Administrator may provide that dividend equivalents will be paid or credited with respect to RSUs, but such dividend equivalents will be held by us and made subject to forfeiture at least until any applicable performance goal related to such RSUs has been satisfied.
Performance Shares and Performance Units. An award of performance shares refers to Common Shares or stock units that are expressed in terms of our Common Shares, the issuance, vesting, lapse of restrictions or payment of which is contingent on performance as measured against predetermined objectives over a specified performance period. An award of performance units refers to dollar-denominated units valued by reference to designated criteria established by the Administrator, other than our Common Shares, whose issuance, vesting, lapse of restrictions or payment is contingent on performance as measured against predetermined objectives over a specified performance period. The applicable award agreement will specify whether performance shares and performance units will be settled or paid in cash or Common Shares or a combination of both, or will reserve to the Administrator or the participant the right to make that determination prior to or at the payment or settlement date.
The Administrator will, prior to or at the time of grant, condition the grant, vesting or payment of, or lapse of restrictions on, an award of performance shares or performance units upon (i) the attainment of performance goals during a performance period; or (ii) the attainment of performance goals and the continued service of the participant. The length of the performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be conclusively determined by the Administrator in the exercise of its absolute discretion. Performance goals may include minimum, maximum and target levels of performance, with the size of the award or payout of performance shares or performance units or the vesting or lapse of restrictions with respect thereto based on the level attained. An award of performance shares or performance units will be settled as and when the award vests or at a later time specified in the award agreement or in accordance with an election of the participant, if the Administrator so permits, that meets the requirements of Section 409A of the Code.
Other Stock-Based Awards. The Administrator may from time to time grant to eligible individuals awards in the form of our Common Shares or any other award that is valued in whole or in part by reference to, or is otherwise based upon, Common Shares, including without limitation dividend equivalents and convertible debentures (“Other Stock-Based Awards”). Other Stock- Based Awards in the form of dividend equivalents may be (i) awarded on a free-standing basis or in connection with another award other than a stock option or SAR, (ii) paid currently or credited to an account for the participant, including the reinvestment of such credited amounts in common share equivalents, to be paid on a deferred basis, and (iii) settled in cash or our Common Shares as determined by the Administrator; provided, however, that dividend equivalents payable on Other Stock-Based Awards that are granted as a performance award shall, rather than be paid on a current basis, be accrued and made subject to forfeiture at least until the applicable performance goal related to such Other Stock-Based Awards has been satisfied. Any such settlements, and any such crediting of dividend equivalents, may be subject to such conditions, restrictions and contingencies as the Administrator may establish.

Minimum Restriction Period. Under the Long-Term Incentive Plan, as amended and restated, except as provided below or within an award agreement, each award granted under the Long-Term Incentive Plan (other than a performance unit that cannot be paid in shares) will be subject to a minimum vesting period or minimum restriction period as follows: (i) each stock option or SAR will be subject to a minimum vesting period of 12 months from the date of grant, (ii) each award of stock, stock units, performance shares, performance units payable in shares and other stock- based awards (“Full Value Awards”) granted to non-employee directors will be subject to a minimum restriction period of 12 months from the date of grant, and (iii) each Full Value Award granted to a participant other than a non-employee director will be subject to a minimum restriction period of 12 months from the date of grant if vesting of or lapse of restrictions on such award is based on the satisfaction of performance goals and a minimum restriction period of 36 months from the date of grant, applied in either pro rata installments or a single installment, if vesting of or lapse of restrictions on such award is based solely on the participant’s satisfaction of specified service requirements with us (provided that no such Full Value Awards will vest or have its restrictions lapse during the first 12 months following the date of grant). If the grant of a performance award is conditioned on satisfaction of performance goals, the performance period must not be less than 12 months’ duration, but no additional minimum restriction period need apply to such award. The minimum vesting period or minimum restriction period will not apply in the case of death or disability of a participant or in the event of a change in control. Awards that result in the issuance of an aggregate of up to 5% of the share pool under the Long-Term Incentive Plan may be granted without regard to such minimum vesting period or minimum restriction period.

9.4.6	Award Limitations
The following limitations on awards are imposed under the Long-Term Incentive Plan:
Share Pool. The number of Common Shares issuable pursuant to awards that may be granted under the Long-Term Incentive Plan (the “Share Pool”) shall not exceed eleven point four percent (11.4%) of the total number of issued and outstanding Common Shares at any given time less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. The number of securities issuable to insiders, at any time, or issued within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities and no single participant may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares.
Outside Directors. The aggregate fair value of options granted under all of our security-based compensation arrangements to any one of our Outside Directors entitled to receive a benefit under the Long-Term Incentive Plan, within any one-year period, cannot exceed $100,000 valued on a Black-Scholes basis and as determined by the NGCC; and (ii) the aggregate number of securities issuable to all of our Outside Directors entitled to receive a benefit under the Long-Term Incentive Plan, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of its issued and outstanding securities.

9.4.7	Assignability
Awards granted under the Long-Term Incentive Plan shall not be subject in any manner to alienation, anticipation, sale, transfer, assignment, pledge, or encumbrance, except as otherwise determined by the Administrator; provided, however, that this restriction shall not apply to the Common Shares received in connection with an award after the date that the restrictions on transferability of such shares set forth in the applicable award agreement have lapsed.

9.4.8	Termination of Service
Except as provided in the applicable award agreement or otherwise determined by the Administrator, and subject to the minimum vesting period or minimum restriction period described above, upon termination of service (as defined in the Long-Term Incentive Plan):

•	Stock options or stock appreciation rights shall be forfeited, to the extent stock options or stock appreciation rights are not vested and exercisable;

•	During the applicable restriction period, restricted stock and any accrued but unpaid dividends that are at that time subject to restrictions shall be forfeited; and

•
During the applicable deferral period or portion thereof to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of common shares or cash to which RSUs, performance shares or performance units relate, all performance shares, performance units and RSUs and any other accrued but unpaid dividend equivalents with respect to such RSUs that are then subject to deferral or restriction shall be forfeited.

9.4.9	Change in Control

In the event of a change in control (as defined in the Long-Term Incentive Plan) of the Corporation, outstanding awards will terminate upon the effective time of the change in control unless provision is made for the continuation, assumption or substitution of awards by the surviving or successor entity or its parent. Unless an award agreement says otherwise, the following will occur with respect to awards that terminate in connection with a change in control of the Corporation:

•	stock options and SARs, whether vested or unvested, will become fully exercisable and holders of these awards will be permitted immediately before the change in control to exercise them;

•
restricted stock and RSUs with time-based vesting (i.e., not subject to achievement of performance goals) will become fully vested immediately before the change in control, and RSUs will be settled as promptly as is practicable in accordance with applicable law; and

•
restricted stock, RSUs, performance shares, and performance units that vest based on the achievement of performance goals will become fully vested and earned based on the target performance level as to the performance goals, such that 100% of the target award is earned as of the date of the change of control; and the RSUs and performance units will be settled as promptly as is practicable in accordance with applicable law.

9.4.10	Duration, Amendment and Termination
The Long-Term Incentive Plan will terminate on the earlier of (i) the earliest date as of which all awards granted under the Long-Term Incentive Plan have been satisfied in full or terminated and no shares approved for issuance under the Long-Term Incentive Plan remain available to be granted under new awards, or (ii) the tenth anniversary of date the Long-Term Incentive Plan, as amended and restated, is approved by our shareholders.
The Administrator may amend, alter or discontinue the Long-Term Incentive Plan, but no amendment, alteration or discontinuation will be made that would materially impair the rights of a participant with respect to a previously granted award without his or her consent, except such an amendment made to comply with applicable law or rule of any securities exchange or market on which our Common Shares are listed or admitted for trading or to prevent adverse tax or accounting consequences to the Corporation or the participant. In no event, however, will an amendment be made without the approval of our shareholders to the extent such amendment would (i) materially increase the benefits accruing to participants under the Long-Term Incentive Plan, (ii) increase the number of shares that may be issued under the Long-Term Incentive Plan or to a participant, (iii) materially expand the eligibility for participation in the Long-Term Incentive Plan, (iv) eliminate or modify the prohibition on repricing of stock options and SARs, (v) lengthen the maximum term or lower the minimum exercise price or base price permitted for stock options and SARs, (vi) modify the prohibition on the issuance of reload or replenishment options, (vii) amend the amendment provisions in the Long-Term Incentive Plan, or (viii) amend the Long-Term Incentive Plan to remove or exceed the 10% insider participation limit.

9.4.11	New Plan Benefits Table
Awards that may be granted to eligible persons under the Long-Term Incentive Plan are subject to the discretion of the NGCC, so we cannot currently determine the benefits or amounts that will be received or allocated to our current named executive officers, executive officers as a group, directors who are not executive officers as a group, and employees, including all current officers who are not executive officers, as a group. Consequently, no new plan benefits table is included in this Proxy Statement.

9.4.12	U.S. Federal Income Tax Consequences
The following is a general summary of the United States federal income tax treatment of certain awards, which are authorized for grant under the Long-Term Incentive Plan, based upon the provisions of the Code as of the date of this Proxy Statement. Non-U.S. residents should consult with their tax advisors regarding the specific tax consequences as a result of the grant of awards under the Long-Term Incentive Plan in their country of origin. This summary is not intended to be exhaustive and the exact tax consequences to any award holder depend upon his or her particular circumstances and other facts. Participants in the Long-Term Incentive Plan should consult their tax advisors with respect to any state, local and non-U.S. tax considerations or relevant federal tax implications of awards granted under the Long-Term Incentive Plan.
Incentive Stock Options. An option holder recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option that qualifies under Section 422 of the Code. Option holders who do not dispose of their shares within two years of the date that the option was granted and within one year following the exercise of the option, normally recognize a capital gain or loss on the sale of shares equal to the difference, if any, between the sale price and the purchase price of the shares. If an option holder satisfies these holding periods, on the sale of shares, we are not entitled to any deduction for federal income tax purposes. Where an option holder disposes of shares within two years after the grant date of those options or within one year after the date of exercise (a “disqualifying disposition”), the difference between the fair market value of the shares on the exercise date and the option exercise price (which is not to exceed the gain realized on the sale, if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) is taxed as ordinary income at the time of disposition. Any gain in excess of that amount is a capital gain. If a loss is recognized, there is no ordinary income, and such loss is a capital loss. Any ordinary income recognized by the option holder on a disqualifying disposition of shares generally results in a deduction by us for federal income tax purposes.
Nonqualified Stock Options. Options not designated or qualifying as incentive stock options are nonqualified stock options having no special tax status. An option holder generally recognizes no taxable income as a result of the grant of the option. On the exercise of a nonqualified stock option, the option holder normally recognizes ordinary income in the amount of the difference between the option exercise price and the fair market value of the shares on the exercise date. Where the option holder is an employee, such ordinary income generally is subject to withholding of income and employment taxes. On the sale of shares acquired by the exercise of a nonqualified stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date), is taxed as a capital gain or loss. No tax deduction is available to us with respect to the grant of a nonqualified stock option or the sale of the stock acquired pursuant to such grant. We should generally be entitled to a deduction equal to the amount of ordinary income recognized by the option holder as a result of the exercise of a nonqualified stock option.
Restricted Stock, RSUs, Performance Shares, and Performance Units. The fair market value of any shares and any cash received by a participant in connection with restricted stock, RSUs, performance shares, and performance units are generally includible in the participant’s ordinary income. We may take a deduction in the amount and at the time that the participant recognizes ordinary income. In the case of restricted stock, the fair market value of the shares is includible in the participant’s income when shares vest, unless the participant has filed an election with the IRS to include the fair market value of the shares in income as of the date the award was granted. In the case of RSUs, performance shares, and performance units, generally, the value of any cash and the fair market value of any shares received by a participant are includible in income when the awards are paid. Any dividends or dividend equivalents paid on unvested restricted stock or RSUs are also ordinary income for participants.
9.5     Recommendation of the Board and Management
To be effective, the Long-Term Incentive Plan Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Shareholders will be asked at the Meeting to approve the following resolution:
WHEREAS the Board of Directors of Aeterna Zentaris Inc. (the “Corporation”) approved on March 27, 2018 a long-term incentive plan of the Corporation as described in the Corporation’s management proxy circular for the 2018 Annual and Special Meeting of Shareholders in substantially the same form presented to the shareholders. The complete text of the ordinary resolution that will be placed before the shareholders at the Meeting to approve, ratify and confirm the Long-Term Incentive Plan is as follows:
‘‘BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

1.
the long-term incentive plan of the Corporation, as substantially described in the management proxy circular of the Corporation dated April 2, 2018 (the ‘‘Long-Term Incentive Plan”) be, and it is hereby, ratified, confirmed and approved; and

2.
any one director or officer of the Corporation, be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution.’’

Our Board and Management recommend that shareholders vote in favor of the approval, ratification and confirmation of the Long-Term Incentive Plan. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favor of the Long-Term Incentive Plan Resolution at the Meeting.

SECTION 10    STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board considers good corporate governance to be important to our effective operations. We comply with applicable Canadian legislation and regulations such as National Instrument 58-101-Disclosure of Corporate Governance Practices (the “CSA Disclosure Instrument”) and National Policy 58-201-Corporate Governance Guidelines (the “CSA Governance Policy”) of the Canadian Securities Administrators (the “CSA”). Pursuant to the requirements of the CSA Disclosure Instrument, we set out in Schedule B to this Circular the disclosure required by the CSA Disclosure Instrument (which are set out in Form 58-101F1 of the CSA Disclosure Instrument) and provide a response to each item, which together describe how we have integrated these “best practices” of corporate governance.

SECTION 11	INDEBTEDNESS OF DIRECTORS AND OFFICERS
Neither at any time during the financial year ended December 31, 2017 nor as at April 2, 2018 were any of the directors or officers indebted to us in respect of the purchase of our securities or otherwise. The Board has adopted a resolution prohibiting (i) the making of any new loans to its directors and officers and (ii) modifying the material terms of any such then existing loans.

SECTION 12	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
We are not aware that any of our “informed persons” has had an interest in any material transaction carried out since the beginning of our last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect us or any of our subsidiaries. Applicable securities legislation defines an “informed person” as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, or who exercises control or direction over directly or indirectly, voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

SECTION 13	SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS
Shareholder proposals must be submitted no later than December 19, 2018 so that we may include them in our management proxy circular that will be prepared and mailed in connection with our annual meeting of shareholders in 2019.
SECTION 14    ADDITIONAL INFORMATION
We will provide the following documents to any person or company upon request to our Corporate Secretary, at 315 Sigma Drive, Summerville, South Carolina, USA, 29486:

•
one copy of our audited annual financial statements for our most recently completed financial year together with the report of the auditors thereon and Management’s Discussion and Analysis for such financial year and one copy of any interim financial statements that we published subsequent to the financial statements for our most recent financial year and Management’s Discussion and Analysis thereon; and

•	one copy of this Circular.
In addition, our annual report on Form 20-F (filed in Canada in lieu of an annual information form) will be available from the date of its filing with the securities commissions or similar securities regulatory authorities in Canada as well as any other document incorporated by reference in such annual report. We may require the payment of reasonable expenses if a request is received from a person who is not a holder of our securities, unless we make a distribution of our securities pursuant to a short-form prospectus, in which case such documents will be provided free of charge. Copies of our public disclosure documents, including financial statements, information circulars and annual information forms, are also available at the following websites: www.aezsinc.com, www.sedar.com and www.sec.gov. Financial information related to us is provided in our audited consolidated financial statements and Management’s Discussion and Analysis thereon for the financial year ended December 31, 2017.
SECTION 15    MAIL SERVICE INTERRUPTION
If there is a mail interruption prior to a shareholder mailing a completed proxy to Computershare, it is recommended that the shareholder deposit the completed proxy, in the envelope provided, at any of the following offices of Computershare:

Alberta Suite 600, 530, 8th Avenue SW Calgary, Alberta T2P 3S8	Quebec 7th Floor 1500 Robert-Bourassa Boulevard Montréal, Quebec H3A 3S8
Ontario 8th Floor 100 University Avenue Toronto, Ontario M5J 2Y1	British Columbia 2nd Floor 830 510 Burrard Street Vancouver, British Columbia V6C 3B9

SECTION 16	DIRECTORS APPROVAL
The contents and the sending of this Circular were approved by our Board.
Dated at Charleston, South Carolina, April 2, 2018.

/s/ Carolyn S. Egbert
Carolyn S. Egbert
Chair of the Board

SCHEDULE A

LONG-TERM INCENTIVE PLAN

AETERNA ZENTARIS INC.
2018 LONG-TERM INCENTIVE PLAN

( i )

TABLE OF CONTENTS
1.    Effective Date.    1
2.    Purposes of the Plan.    1
3.    Terminology.    1
4.    Administration.    1
(a)     Administration of the Plan.    1
(b)     Powers of the Administrator.    1
(c)    Delegation of Administrative Authority.    2
(d)    Non-Uniform Determinations.    2
(e)    Limited Liability; Advisors.    2
(f)    Indemnification.    2
(g)    Effect of Administrator’s Decision.    2
5.    Shares Issuable Pursuant to Awards.    3
(a)    Share Pool.    3
(b)    Source of Shares.    3
(c)    Independent Directors.    3
(d)    Exchange Limits.    3
6.    Participation.    3
7.    Awards.    3
(a)    Awards, In General.    3
(b)    Minimum Vesting/Restriction Period    4
(c)    Stock Options.    4
(d)    Limitation on Reload Options.    5
(e)    Stock Appreciation Rights.    5
(f)    Repricing    5
(g)    Stock Awards.    5
(h)    Stock Units.    6
(i)    Performance Shares and Performance Units.    7
(j)    Other Stock-Based Awards.    7
(k)    Awards to Participants Outside the United States.    8
(l)    Limitation on Dividend Reinvestment and Dividend Equivalents.    8

8.    Withholding of Taxes.    8
9.    Transferability of Awards.    8
(a)     General Nontransferability Absent Administrator Permission.    8
(b)    Administrator Discretion to Permit Transfers Other Than For Value.    8
10.    Adjustments for Corporate Transactions and Other Events.    8
(a)    Mandatory Adjustments.    9
(b)    Discretionary Adjustments.    9
(c)    Adjustments to Performance Goals.    9
(d)    Statutory Requirements Affecting Adjustments.    9
(e)    Dissolution or Liquidation.    9
11.    Change in Control Provisions.    9
(a)    Termination of Awards    10
(b)    Continuation, Assumption or Substitution of Awards.    10
(c)    Other Permitted Actions.    10
(d)    Application of Section 409A .    10
12.    Substitution of Awards in Mergers and Acquisitions.    10
13.    Compliance with Securities Laws; Listing and Registration.    11
14.    Section 409A Compliance.    11
15.    Plan Duration; Amendment and Discontinuance.    12
(a)    Plan Duration.    12
(b)    Amendment and Discontinuance of the Plan.    12
(c)    Amendment of Awards.    12
16.    General Provisions.    12
(a)    Non-Guarantee of Employment or Service.    12
(b)    No Trust or Fund Created.    12
(c)    Status of Awards.    12
(d)    Subsidiary Employees.    13
(e)    Governing Law and Interpretation.    13
(f)    Use of English Language.    13
(g)    Recovery of Amounts Paid.    13
17.    Glossary.    13

1.	Effective Date.
AETERNA ZENTARIS INC., a company formed under the Canada Business Corporations Act (“Aeterna”), has established the AETERNA ZENTARIS INC. 2018 LONG-TERM INCENTIVE PLAN, as set forth herein, and as the same may be amended from time to time (the “Plan”). The Plan was adopted by the Board of Directors of Aeterna (the “Board”) on March 27, 2018 (the “Effective Date”).

2.	Purposes of the Plan.
The Plan is designed to:

(a)
promote the long-term financial interests and growth of Aeterna and its Subsidiaries (together, the “Company”) by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of the Company’s business;

(b)	motivate management personnel by means of growth-related incentives to achieve long-range goals; and

(c)	further the alignment of interests of Participants with those of the shareholders of Aeterna through opportunities for increased stock or stock-based ownership in Aeterna.
Toward these objectives, the Administrator may grant stock options, stock appreciation rights, stock awards, stock units, performance shares, performance units, and other stock-based awards to eligible individuals on the terms and subject to the conditions set forth in the Plan.

3.	Terminology.
Except as otherwise specifically provided in an Award Agreement, capitalized words and phrases used in the Plan or an Award Agreement shall have the meaning set forth in the glossary at Section 17 of the Plan or as defined the first place such word or phrase appears in the Plan.

4.	Administration.

(a)	Administration of the Plan.
The Plan shall be administered by the Administrator.

(b)	Powers of the Administrator.
The Administrator shall, except as otherwise provided under the Plan, have plenary authority, in its sole and absolute discretion, to grant Awards pursuant to the terms of the Plan to Eligible Individuals and to take all other actions necessary or desirable to carry out the purpose and intent of the Plan. Among other things, the Administrator shall have the authority, in its sole and absolute discretion, subject to the terms and conditions of the Plan and in accordance with the provisions of the Award Agreement to:
(i)determine the Eligible Individuals to whom, and the time or times at which, Awards     shall be granted;
(ii)determine the types of Awards to be granted any Eligible Individual;
(iii)determine the number of Common Shares to be covered by or used for reference     purposes for each Award or the value to be transferred pursuant to any Award;

(iv)
determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (A) the purchase price of any Common Shares, (B) the method of payment for shares purchased pursuant to any Award, (C) the method for satisfying any Tax Withholding Obligation arising in connection with any Award, including by the withholding or delivery of Common Shares, (D) subject to Section 7(b), the timing, terms and conditions of the exercisability, vesting or payout of any Award or any shares acquired pursuant thereto, (E) the Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (F) the time of the expiration of any Award, (G) the effect of the Participant’s Termination of Service on any of the foregoing, and (H) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto as the Administrator shall consider to be appropriate and not inconsistent with the terms of the Plan;

(v)	modify, amend or adjust the terms and conditions of any Award;

(vi)
subject to Section 7(b), accelerate or otherwise change the time at or during which an Award may be exercised or becomes payable and waive or accelerate the lapse, in whole or in part, of any restriction, condition or risk of forfeiture with respect to such Award; provided, however, that, except in connection with death, Disability or a Change in Control, no such change, waiver or acceleration shall be made to any Award that is considered “deferred compensation” within the meaning of Section 409A of the Code if the effect of such action is inconsistent with Section 409A of the Code;

(vii)
for any purpose, including but not limited to, qualifying for preferred or beneficial tax treatment, accommodating the customs or administrative challenges or otherwise complying with the tax, accounting or regulatory requirements of one or more jurisdictions, adopt, amend, modify, administer or terminate sub-plans, appendices, special provisions or supplements applicable to Awards regulated by the laws of a particular jurisdiction, which sub-plans, appendices, supplements and special provisions may take precedence over other provisions of the Plan, and prescribe, amend and rescind rules and regulations relating to such sub-plans, supplements and special provisions;

(viii)	subject to 7(c)(iii), establish any “blackout” period, during which transactions affecting Awards may not be effectuated, that the Administrator in its sole discretion deems necessary or advisable;

(ix)	determine the Fair Market Value of Common Shares or other property for any purpose under the Plan or any Award;

(x)
administer, construe and interpret the Plan, Award Agreements and all other documents relevant to the Plan and Awards issued thereunder, and decide all other matters to be determined in connection with an Award;

(xi)
establish, amend, rescind and interpret such administrative rules, regulations, agreements, guidelines, instruments and practices for the administration of the Plan and for the conduct of its business as the Administrator deems necessary or advisable;

(xii)
correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement in the manner and to the extent the Administrator shall consider it desirable to carry it into effect; and

(xiii)
specify that vesting conditions in respect of Awards shall not extend beyond applicable limitations such that the Award complies at all times with the exception in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act (Canada) or comparable legislation of any jurisdiction; and

(xiv)otherwise administer the Plan and all Awards granted under the Plan.

(c)	Delegation of Administrative Authority.
The Administrator may designate officers or employees of the Company to assist the Administrator in the administration of the Plan and, to the extent permitted by applicable law and Exchange rules, the Administrator may delegate to officers or other employees of the Company the Administrator’s duties and powers under the Plan, subject to such conditions and limitations as the Administrator shall prescribe, including without limitation the authority to execute agreements or other documents on behalf of the Administrator; provided, however, that such delegation of authority shall not extend to the granting of, or exercise of discretion with respect to, Awards to Eligible Individuals who are officers under Section 16 of the Exchange Act.

(d)	Non-Uniform Determinations.
The Administrator’s determinations under the Plan (including without limitation, determinations of the persons to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards and the Award Agreements evidencing such Awards, and the ramifications of a Change in Control upon outstanding Awards) need not be uniform and may be made by the Administrator selectively among Awards or persons who receive, or are eligible to receive, Awards under the Plan, whether or not such persons are similarly situated.

(e)	Limited Liability; Advisors.
To the maximum extent permitted by law, no member of the Administrator shall be liable for any action taken or decision made in good faith relating to the Plan or any Award thereunder. The Administrator may employ counsel, consultants, accountants, appraisers, brokers or other persons. The Administrator, Aeterna, and the officers and directors of Aeterna shall be entitled to rely upon the advice, opinions or valuations of any such persons.

(f)	Indemnification.
To the maximum extent permitted by law, by Aeterna’s Articles and By-Laws, and by any directors’ and officers’ liability insurance coverage which may be in effect from time to time, the members of the Administrator and any agent or delegate of the Administrator who is a director, officer or employee of Aeterna or an Affiliate shall be indemnified by Aeterna against any and all liabilities and expenses to which they may be subjected by reason of any act or failure to act with respect to their duties on behalf of the Plan.

(g)	Effect of Administrator’s Decision.

All actions taken and determinations made by the Administrator on all matters relating to the Plan or any Award pursuant to the powers vested in it hereunder shall be in the Administrator’s sole and absolute discretion, unless in contravention of any express term of the Plan, including, without limitation, any determination involving the appropriateness or equitableness of any action. All determinations made by the Administrator shall be conclusive, final and binding on all parties concerned, including Aeterna, its shareholders, any Participants and any other employee, consultant, or director of Aeterna and its Affiliates, and their respective successors in interest. No member of the Administrator, nor any director, officer, employee or representative of Aeterna shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or Awards.

5.	Shares Issuable Pursuant to Awards.

(a)	Share Pool.
The number of Common Shares issuable pursuant to Awards that may be granted under this Plan (the “Share Pool”) shall not exceed eleven point four percent (11.4%) of the total number of issued and outstanding Common Shares at any given time less the number of Common Shares issuable pursuant to stock options granted at such time under the 2016 Stock Option Plan. Subject to Section 5(c), no one Eligible Individual shall hold options (whether under this Plan or under any other Security-Based Compensation Arrangement) to purchase more than five percent (5%) of the number of Common Shares issued and outstanding from time to time.

(b)	Source of Shares.
The Common Shares with respect to which Awards may be made under the Plan shall be shares authorized for issuance under Aeterna’s Articles and By-laws but unissued, or issued and reacquired, including without limitation shares purchased in the open market or in private transactions.

(c)	Independent Directors.
The aggregate fair value of options granted under all Security-Based Compensation Arrangements to any one non-employee, independent director of Aeterna entitled to receive a benefit under the Plan, within any one-year period, cannot exceed US$100,000 valued on a Black-Scholes basis and as determined by the Administrator; and the aggregate number of securities issuable to all non-employee, independent directors of Aeterna entitled to receive a benefit under the Plan, within any one-year period, under all Security-Based Compensation Arrangements, cannot exceed one percent (1%) of its issued and outstanding securities.

(d)	Exchange Limits.

(i)	No one Participant shall be granted Awards which exceed, in aggregate, the maximum number permitted by any Exchange.

(ii)
The aggregate number of Common Shares that may be issued pursuant to the exercise of Awards under the Plan and all other Security-Based Compensation Arrangements are subject to the following additional limitations:

(A)
in the aggregate, no more than 10% of the issued and outstanding Common Shares (on a non-diluted basis) may be reserved at any time for insiders (as defined in the Securities Act (Ontario)) and includes an associate and Affiliate, as defined in the Securities Act (Ontario) (“Insider(s)”) under the Plan, together with all other security based compensation arrangements of the Company; and

(B)
the number of securities of the Company issued to Insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares.

6.	Participation.
Participation in the Plan shall be open to all Eligible Individuals, as may be selected by the Administrator from time to time. The Administrator may also grant Awards to Eligible Individuals in connection with hiring, recruiting or otherwise, prior to the date the individual first performs services for Aeterna or a Subsidiary; provided, however, that such Awards shall not become vested or exercisable, and no shares shall be issued to such individual, prior to the date the individual first commences performance of such services.

7.	Awards.

(a)
Awards, In General. The Administrator, in its sole discretion, shall establish the terms of all Awards granted under the Plan consistent with the terms of the Plan. Awards may be granted individually or in tandem with other types of Awards, concurrently with or with respect to outstanding Awards. All Awards are subject to the terms and conditions of the Plan and as provided in the Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. Unless otherwise specified by the Administrator, in its sole discretion, or otherwise provided in the Award Agreement, an Award shall not be effective unless the Award Agreement is signed or otherwise accepted by Aeterna and the Participant receiving the Award (including by electronic delivery and/or electronic signature). Unless the Administrator determines otherwise, any failure by the Participant to sign and return the Award Agreement within such period of time following the granting of the Award as the Administrator shall prescribe shall cause such Award to the Participant to be null and void. The Administrator may direct that any stock certificate evidencing shares issued pursuant to the Plan shall bear a legend setting forth such restrictions on transferability as may apply to such shares pursuant to the Plan.

(b)
Minimum Vesting/Restriction Period. Except as provided below or within any Award Agreement and notwithstanding any provision of the Plan to the contrary (but subject to Section 11 of the Plan), each Award granted under the Plan (other than a Performance Unit that cannot be paid in Common Shares) will be subject to a minimum vesting period or minimum Restriction Period as follows: (i) beginning on the Effective Date, each stock option and stock appreciation right granted under the Plan shall be subject to a minimum vesting period of 12 months from the date of grant, (ii) each Full Value Award granted under the Plan to a non-employee director shall be subject to a minimum Restriction Period of 12 months from the date of grant, and (iii) each Full Value Award granted under the Plan to an Eligible Individual who is not a non-employee director shall be subject to (A) a minimum Restriction Period of 12 months from the date of grant if vesting of or lapse of restrictions on such Award is based on the satisfaction of Performance Goals and (B) a minimum Restriction Period of 36 months from the date of grant, applied in either pro rata installments or a single installment, if vesting of or lapse of restrictions on such Award is based solely on the Participant’s satisfaction of specified service requirements with the Company (provided that no portion of the Full Value Award shall vest or have its restrictions lapse during the first 12 months following the date of grant). If the grant of a Performance Award is conditioned on satisfaction of Performance Goals, the Performance Period shall not be less than 12 months’ duration, but no additional minimum Restriction Period need apply to such Award. The minimum vesting period or minimum Restriction Period shall not apply in the case of death or Disability of a Participant or in the event of a Change in Control. Notwithstanding the foregoing, Awards that result in the issuance of an aggregate of up to 5% of the Share Pool as set forth in Section 5(a) may be granted without regard to such minimum vesting period or minimum Restriction Period.

(c)	Stock Options.

(i)
Grants.  A stock option means a right to purchase a specified number of Common Shares from Aeterna at a specified price during a specified period of time. The Administrator may from time to time grant to Eligible Individuals Awards of Incentive Stock Options or Nonqualified Options; provided, however, that Awards of Incentive Stock Options shall be limited to employees of Aeterna or of any current or hereafter existing “parent corporation” or “subsidiary corporation,” as defined in Sections 424(e) and 424(f) of the Code, respectively, of Aeterna, and any other Eligible Individuals who are eligible to receive Incentive Stock Options under the provisions of Section 422 of the Code. No stock option shall be an Incentive Stock Option unless so designated by the Administrator at the time of grant or in the applicable Award Agreement. No Incentive Stock Option will be exercised or otherwise paid hereunder until this Plan has been approved by the holders of at least a majority of the outstanding Common Shares represented in person or by proxy at a meeting at which approval of this Plan is considered; and provided further, no Incentive Stock Option may be granted under this Plan after the tenth anniversary of the Effective Date. With respect to Incentive Stock Options, all such interpretations, rules, determinations, terms, and conditions shall be made and prescribed in the context of preserving the tax status of the Incentive Stock Options as incentive stock options within the meaning of Section 422 of the Code. The Award Agreement for an Incentive Stock Option shall contain such limitations and restrictions upon the exercise of the Stock Option as shall be necessary in order that such Stock Option constitutes an “incentive stock option” within the meaning of Section 422 of the Code. Further, the Award Agreements authorized under the Plan shall be subject to such other terms and conditions including, without limitation, restrictions upon the exercise of the Stock Option, as the Administrator shall deem advisable and which, in the case of Incentive Stock Options, are not inconsistent with the requirements of Section 422 of the Code.

(ii)
Exercise.  Subject to the limitations set forth in Section 7(b), stock options shall be exercisable, by cash purchase or any other method approved by the Administrator, at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that Awards of stock options may not have a term in excess of ten years’ duration unless required otherwise by applicable law. The exercise price per share subject to a stock option granted under the Plan shall not be less than the Fair Market Value (or 110% of Fair Market Value if applicable in the case of certain Incentive Stock Options) of one Common Share on the date of grant of the stock option. Should the expiry date of a stock option fall within a period during which the relevant Participant is prohibited from exercising a Nonqualified Option due to trading restrictions imposed by the Company pursuant to any policy of the Company respecting restrictions on trading that is in effect at that time (a “blackout period”) or within nine Business Days following the expiration of a blackout period, such expiry date of the Nonqualified Option shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the blackout period, such tenth Business Day to be considered the expiry date for such Nonqualified Option for all purposes under the Plan. The ten Business Day period referred to in this paragraph may not be extended by the Board. The Fair Market Value of the Common Shares (determined at the time the Incentive Stock Option is granted) as to which Incentive Options are exercisable for the first time by any Participant during any single calendar year (under the Plan and under any other Security-Based Compensation Arrangements) shall not exceed $100,000.

(iii)
Termination of Service.  Subject to the limitations set forth in Section 7(b), except as provided in the applicable Award Agreement or otherwise determined by the Administrator, to the extent stock options are not vested and exercisable, a Participant’s stock options shall be forfeited upon his or her Termination of Service provided that, subject to the limitations set forth in Section 7(b), the Administrator may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that vesting or forfeiture conditions relating to stock options will be waived in whole or in part in the event of terminations resulting from specified causes, and the Administrator may in other cases waive in whole or in part the forfeiture of stock options.

(iv)
Additional Terms and Conditions.  The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of stock options, provided they are not inconsistent with Section 7(b) or any other section of the Plan.

(d)
Limitation on Reload Options.  The Administrator shall not grant stock options under the Plan that contain a reload or replenishment feature pursuant to which a new stock option would be granted automatically upon receipt of delivery of Common Shares to Aeterna in payment of the exercise price or any Tax Withholding Obligation under any other stock option.

(e)	Stock Appreciation Rights.

(i)
Grants.  The Administrator may from time to time grant to Eligible Individuals Awards of stock appreciation rights. A stock appreciation right entitles the Participant to receive, subject to the provisions of the Plan and the Award Agreement, a payment having an aggregate value equal to the product of (i) the excess of (A) the Fair Market Value on the exercise date of one Common Share over (B) the base price per share specified in the Award Agreement, times (ii) the number of shares specified by the stock appreciation right, or portion thereof, which is exercised. The base price per share specified in the Award Agreement shall not be less than the Fair Market Value on the date of grant.

(ii)
Exercise.  Subject to the limitations set forth in Section 7(b), stock appreciation rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that stock appreciation rights granted under the Plan may not have a term in excess of ten years’ duration unless required otherwise by applicable law. The applicable Award Agreement shall specify whether payment by Aeterna of the amount receivable upon any exercise of a stock appreciation right is to be made in cash or Common Shares or a combination of both, or shall reserve to the Administrator or the Participant the right to make that determination prior to or upon the exercise of the stock appreciation right. If upon the exercise of a stock appreciation right a Participant is to receive a portion of such payment in Common Shares, the number of shares shall be determined by dividing such portion by the Fair Market Value of a Common Share on the exercise date. No fractional shares shall be used for such payment and the Administrator shall determine whether cash shall be given in lieu of such fractional shares or whether such fractional shares shall be eliminated.

(iii)
Termination of Service.  Subject to the limitations set forth in Section 7(b), except as provided in the applicable Award Agreement or otherwise determined by the Administrator, to the extent stock appreciation rights are not vested and exercisable, a Participant’s stock appreciation rights shall be forfeited upon his or her Termination of Service; provided that, subject to the limitations set forth in Section 7(b), the Administrator may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that vesting or forfeiture conditions relating to stock appreciation rights will be waived in whole or in part in the event of terminations resulting from specified causes, and the Administrator may in other cases waive in whole or in part the forfeiture of stock appreciation rights.

(iv)
Additional Terms and Conditions.  The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of stock appreciation rights, provided they are not inconsistent with Section 7(b) or any other section of the Plan.

(f)
Repricing.  Notwithstanding anything herein to the contrary, except in connection with a corporate transaction involving Aeterna (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of options and stock appreciation rights granted under the Plan may not be amended, after the date of grant, to reduce the exercise price of such options or stock appreciation rights, nor may outstanding options or stock appreciation rights be canceled in exchange for (i) cash, (ii) options or stock appreciation rights with an exercise price or base price that is less than the exercise price or base price of the original outstanding options or stock appreciation rights, or (iii) other Awards, unless such action is approved by Aeterna’s shareholders.

(g)	Stock Awards.

(i)
Grants. The Administrator may from time to time grant to Eligible Individuals Awards of unrestricted Common Shares or Restricted Stock (collectively, “Stock Awards”) on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by law, as the Administrator shall determine, subject to the limitations set forth in Section 7(b). Stock Awards shall be evidenced in such manner as the Administrator may deem appropriate, including via book-entry registration.

(ii)
Vesting.  Restricted Stock shall be subject to such vesting, restrictions on transferability and other restrictions, if any, and/or risk of forfeiture as the Administrator may impose at the date of grant or thereafter. The Restriction Period to which such vesting, restrictions and/or risk of forfeiture apply may lapse under such circumstances, including without limitation upon the attainment of Performance Goals, in such installments, or otherwise, as the Administrator may determine. Subject to the provisions of the Plan and the applicable Award Agreement, during the Restriction Period, the Participant shall not be permitted to vote, sell, assign, transfer, pledge or otherwise encumber shares of Restricted Stock.

(iii)
Rights of a Shareholder; Dividends.  Except to the extent restricted under the Award Agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a shareholder of Common Shares including, without limitation, the right to vote Restricted Stock upon the expiry of the Restriction Period. Subject to shareholder approval, cash dividends declared payable on Common Shares shall be paid, with respect to outstanding Restricted Stock, either as soon as practicable following the dividend payment date or deferred for payment to such later date as determined by the Administrator, and shall be paid in cash or as unrestricted Common Shares having a Fair Market Value equal to the amount of such dividends or may be reinvested in additional shares of Restricted Stock as determined by the Administrator. Stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Common Shares or other property has been distributed. As soon as is practicable following the date on which restrictions on any shares of Restricted Stock lapse, Aeterna shall deliver to the Participant the certificates for such shares or shall cause the shares to be registered in the Participant’s name in book-entry form, in either case with the restrictions removed, provided that the Participant shall have complied with all conditions for delivery of such shares contained in the Award Agreement or otherwise reasonably required by Aeterna.

(iv)
Termination of Service.  Subject to the limitations set forth in Section 7(b), except as provided in the applicable Award Agreement, upon Termination of Service during the applicable Restriction Period, Restricted Stock and any accrued but unpaid dividends that are at that time subject to restrictions shall be forfeited; provided that, subject to the limitations set forth in Section 7(b), the Administrator may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Administrator may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(v)
Additional Terms and Conditions.  The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of Restricted Stock, provided they are not inconsistent with Section 7(b) or any other section of the Plan.

(h)	Stock Units.

(i)
Grants.  The Administrator may from time to time grant to Eligible Individuals Awards of unrestricted stock Units or Restricted Stock Units on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by law, as the Administrator shall determine, subject to the limitations set forth in Section 7(b). Restricted Stock Units represent a contractual obligation by Aeterna to deliver a number of Common Shares, an amount in cash equal to the Fair Market Value of the specified number of shares subject to the Award, or a combination of Common Shares and cash, in accordance with the terms and conditions set forth in the Plan and any applicable Award Agreement.

(ii)
Vesting and Payment.  Restricted Stock Units shall be subject to such vesting, risk of forfeiture and/or payment provisions as the Administrator may impose at the date of grant. The Restriction Period to which such vesting and/or risk of forfeiture apply may lapse under such circumstances, in such installments, or otherwise, as the Administrator may determine. Common Shares, cash or a combination of Common Shares and cash, as applicable, payable in settlement of Restricted Stock Units shall be delivered to the Participant as soon as administratively practicable, but no later than 30 days, after the date on which payment is due under the terms of the Award Agreement provided that the Participant shall have complied with all conditions for delivery of such shares or payment contained in the Award Agreement or otherwise reasonably required by Aeterna, or in accordance with an election of the Participant, if the Administrator so permits, that meets the requirements of Section 409A of the Code.

(iii)
No Rights of a Shareholder; Dividend Equivalents.  Until Common Shares are issued to the Participant in settlement of stock Units, the Participant shall not have any rights of a shareholder of Aeterna with respect to the stock Units or the shares issuable thereunder. The Administrator may grant to the Participant the right to receive Dividend Equivalents on stock Units, on a current, reinvested and/or restricted basis, subject to such terms as the Administrator may determine provided, however, that Dividend Equivalents payable on stock Units that are granted as a Performance Award shall, rather than be paid on a current basis, be accrued and made subject to forfeiture at least until achievement of the applicable Performance Goal related to such stock Units.

(iv)
Termination of Service.  Upon Termination of Service during the applicable deferral period or portion thereof to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of Common Shares or cash to which such Restricted Stock Units relate, all Restricted Stock Units and any accrued but unpaid Dividend Equivalents with respect to such Restricted Stock Units that are then subject to deferral or restriction shall be forfeited; provided that, subject to the limitations set forth in Section 7(b), the Administrator may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock Units will be waived in whole or in part in the event of termination resulting from specified causes, and the Administrator may in other cases waive in whole or in part the forfeiture of Restricted Stock Units.

(v)
Additional Terms and Conditions.  The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of stock Units, provided they are not inconsistent with Section 7(b) or any other section of the Plan.

(i)	Performance Shares and Performance Units.

(i)
Grants.  The Administrator may from time to time grant to Eligible Individuals Awards in the form of Performance Shares and Performance Units. Performance Shares, shall refer to Common Shares or Units that are expressed in terms of Common Shares. Performance Units, shall refer to dollar-denominated Units valued by reference to designated criteria established by the Administrator, other than Common Shares. The applicable Award Agreement shall specify whether Performance Shares and Performance Units will be settled or paid in cash or Common Shares or a combination of both, or shall reserve to the Administrator or the Participant the right to make that determination prior to or at the payment or settlement date.

(ii)
Performance Criteria.  The Administrator shall, prior to or at the time of grant, condition the grant, vesting or payment of, or lapse of restrictions on, an Award of Performance Shares or Performance Units upon (A) the attainment of Performance Goals during a Performance Period or (B) the attainment of Performance Goals and the continued service of the Participant. The length of the Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Administrator in the exercise of its absolute discretion. Performance Goals may include minimum, maximum and target levels of performance, with the size of the Award or payout of Performance Shares or Performance Units or the vesting or lapse of restrictions with respect thereto based on the level attained. An Award of Performance Shares or Performance Units shall be settled as and when the Award vests or at a later time specified in the Award Agreement or in accordance with an election of the Participant, if the Administrator so permits, that meets the requirements of Section 409A of the Code.

(iii)
Termination of Service.  Upon Termination of Service during the applicable period or portion thereof to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of Common Shares or cash to which such Performance Shares or Performance Units relate, all Performance Shares or Performance Units that are then subject to restriction shall be forfeited; provided that, subject to the limitations set forth in Section 7(b), the Administrator may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Performance Shares or Performance Units will be waived in whole or in part in the event of termination resulting from specified causes, and the Administrator may in other cases waive in whole or in part the forfeiture of Performance Shares or Performance Units.

(iv)
Additional Terms and Conditions.  The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of Performance Shares or Performance Units, provided they are not inconsistent with the Plan.

(j)
Other Stock-Based Awards.  The Administrator may from time to time grant to Eligible Individuals Awards in the form of Other Stock-Based Awards. Other Stock-Based Awards in the form of Dividend Equivalents may be (A) awarded on a free-standing basis or in connection with another Award other than a stock option or stock appreciation right, (B) paid currently or credited to an account for the Participant, including the reinvestment of such credited amounts in Common Shares equivalents, to be paid on a deferred basis, and (C) settled in cash or Common Shares as determined by the Administrator; provided, however, that Dividend Equivalents payable on Other Stock-Based Awards that are granted as a Performance Award shall, rather than be paid on a current basis, be accrued and made subject to forfeiture at least until achievement of the applicable Performance Goal related to such Other Stock-Based Awards. Any such settlements, and any such crediting of Dividend Equivalents, may be subject to such conditions, restrictions and contingencies as the Administrator shall establish.

(k)
Awards to Participants Outside the United States.  The Administrator may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause Aeterna or a Subsidiary to be subject to) tax, legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Administrator, be necessary or desirable in order that any such Award shall conform to laws, regulations, and customs of the country or jurisdiction in which the Participant is then resident or primarily employed or to foster and promote achievement of the purposes of the Plan.

(l)
Limitation on Dividend Reinvestment and Dividend Equivalents.  Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of Common Shares with respect to dividends to Participants holding Awards of stock Units, shall only be permissible if sufficient shares are available under the Share Pool for such reinvestment or payment (taking into account then outstanding Awards). In the event that sufficient shares are not available under the Share Pool for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of stock Units equal in number to the Common Shares that would have been obtained by such payment or reinvestment, the terms of which stock Units shall provide for settlement in cash and for Dividend Equivalent reinvestment in further stock Units on the terms contemplated by this Section 7(l).

8.	Withholding of Taxes.
Participants and holders of Awards shall pay to Aeterna or its Affiliate, or make arrangements satisfactory to the Administrator for payment of, any Tax Withholding Obligation in respect of Awards granted under the Plan no later than the date of the event creating the tax or social insurance contribution liability. The obligations of Aeterna under the Plan shall be conditional on such payment or arrangements. Unless otherwise determined by the Administrator, and subject always to applicable law, Tax Withholding Obligations may be settled in whole or in part with Common Shares, including unrestricted outstanding shares surrendered to Aeterna and unrestricted shares that are part of the Award that gives rise to the Tax Withholding Obligation, having a Fair Market Value on the date of surrender or withholding equal to the statutory minimum amount (and not any greater amount) required to be withheld for tax or social insurance contribution purposes, all in accordance with such procedures as the Administrator establishes. Aeterna or its Affiliate may deduct, to the extent permitted by law, any such Tax Withholding Obligations from any payment of any kind otherwise due to the Participant or holder of an Award.

9.	Transferability of Awards.

(a)
General Nontransferability Absent Administrator Permission.  Except as otherwise determined by the Administrator, and in any event in the case of an Incentive Stock Option or a tandem stock appreciation right granted with respect to an Incentive Stock Option, no Award granted under the Plan shall be transferable by a Participant otherwise than by will or in accordance with the applicable laws of estates and succession. The Administrator shall not permit any transfer of an Award for value. An Award may be exercised during the lifetime of the Participant, only by the Participant or, during the period the Participant is under a legal disability, by the Participant’s guardian or legal representative, unless otherwise determined by the Administrator. Awards granted under the Plan shall not be subject in any manner to alienation, anticipation, sale, transfer, assignment, pledge, or encumbrance, except as otherwise determined by the Administrator; provided, however, that the restrictions in this sentence shall not apply to the Common Shares received in connection with an Award after the date that the restrictions on transferability of such shares set forth in the applicable Award Agreement have lapsed. Nothing in this paragraph shall be interpreted or construed as overriding the terms of any Aeterna stock ownership or retention policy, now or hereafter existing, that may apply to the Participant or Common Shares received under an Award.

(b)
Administrator Discretion to Permit Transfers Other Than For Value.  Except as otherwise restricted by applicable law, the Administrator may, but need not, permit an Award, other than an Incentive Stock Option or a tandem stock appreciation right granted with respect to an Incentive Stock Option, to be transferred to a Participant’s Family Member (as defined below) as a gift or pursuant to a domestic relations order in settlement of marital property rights. The Administrator shall not permit any transfer of an Award for value. For purposes of this Section 9, “Family Member” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent (50%) of the voting interests. The following transactions are not prohibited transfers for value: (i) a transfer under a domestic relations order in settlement of marital property rights; and (ii) a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Participant) in exchange for an interest in that entity.

10.	Adjustments for Corporate Transactions and Other Events.

(a)
Mandatory Adjustments.  In the event of a merger, consolidation, stock rights offering, statutory share exchange or similar event affecting Aeterna (each, a “Corporate Event”) or a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination or subdivision, or recapitalization or similar event affecting the capital structure of Aeterna (each, a “Share Change”) that occurs at any time after adoption of the Plan by the Board (including any such Corporate Event or Share Change that occurs after such adoption and coincident with or prior to the Effective Date), the Administrator shall, with the approval of any Exchange (if required), make equitable and appropriate substitutions or proportionate adjustments to (i) the aggregate number and kind of Common Shares or other securities on which Awards under the Plan may be granted to Eligible Individuals, (ii) the maximum number of Common Shares or other securities with respect to which Awards may be granted during any one calendar year to any individual, (iii) the maximum number of Common Shares or other securities that may be issued with respect to Incentive Stock Options granted under the Plan, (iv) the number of Common Shares or other securities covered by each outstanding Award and the exercise price, base price or other price per share, if any, and other relevant terms of each outstanding Award, and (v) all other numerical limitations relating to Awards, whether contained in the Plan or in Award Agreements; provided, however, that any fractional shares resulting from any such adjustment shall be eliminated; and, provided further, that in no event shall the exercise price per Common Share of a stock option or stock appreciation right, or subscription price per Common Share or any other Award, be reduced to an amount that is lower than the par value of a Common Share.

(b)
Discretionary Adjustments.  In the case of Corporate Events, the Administrator may, with the approval of any Exchange (if required), make such other adjustments to outstanding Awards as it determines to be appropriate and desirable, which adjustments may include, without limitation, (i) the cancellation of outstanding Awards in exchange for payments of cash, securities or other property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Administrator in its sole discretion (it being understood that in the case of a Corporate Event with respect to which shareholders of Aeterna receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Administrator that the value of a stock option or stock appreciation right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Common Share pursuant to such Corporate Event over the exercise price or base price of such stock option or stock appreciation right shall conclusively be deemed valid and that any stock option or stock appreciation right may be cancelled for no consideration upon a Corporate Event if its exercise price or base price equals or exceeds the value of the consideration being paid for each Common Share pursuant to such Corporate Event), (ii) the substitution of securities or other property (including, without limitation, cash or other securities of Aeterna and securities of entities other than Aeterna) for the Common Shares subject to outstanding Awards, and (iii) the substitution of equivalent awards, as determined in the sole discretion of the Administrator, of the surviving or successor entity or a parent thereof (“Substitute Awards”).

(c)
Adjustments to Performance Goals.  The Administrator may, in its discretion, adjust the Performance Goals applicable to any Awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in Aeterna’s consolidated financial statements, notes to the consolidated financial statements, management’s discussion and analysis or other Aeterna filings with the Securities and Exchange Commission. If the Administrator determines that a change in the business, operations, corporate structure or capital structure of Aeterna or the applicable subsidiary, business segment or other operational unit of Aeterna or any such entity or segment, or the manner in which any of the foregoing conducts its business, or other events or circumstances, render the Performance Goals to be unsuitable, the Administrator may modify such Performance Goals or the related minimum acceptable level of achievement, in whole or in part, as the Administrator deems appropriate and equitable.

(d)
Statutory Requirements Affecting Adjustments.  Notwithstanding the foregoing: (A) any adjustments made pursuant to Section 10 to Awards that are considered “deferred compensation” within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; (B) any adjustments made pursuant to Section 10 to Awards that are not considered “deferred compensation” subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (1) continue not to be subject to Section 409A of the Code or (2) comply with the requirements of Section 409A of the Code; (C) in any event, the Administrator shall not have the authority to make any adjustments pursuant to Section 10 to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the date of grant to be subject thereto; and (D) any adjustments made pursuant to Section 10 to Awards that are Incentive Stock Options shall be made in compliance with the requirements of Section 424(a) of the Code.

(e)	Dissolution or Liquidation. Unless the Administrator determines otherwise, all Awards outstanding under the Plan shall terminate upon the dissolution or liquidation of Aeterna.

11.	Change in Control Provisions.

(a)
Termination of Awards.  Notwithstanding the provisions of Section 11(b), in the event that any transaction resulting in a Change in Control occurs, outstanding Awards will terminate upon the effective time of such Change in Control unless provision is made in connection with the transaction for the continuation or assumption of such Awards by, or for the issuance therefor of Substitute Awards of, the surviving or successor entity or a parent thereof. Solely with respect to Awards that will terminate as a result of the immediately preceding sentence and except as otherwise provided in the applicable Award Agreement:

(i)
the outstanding Awards of stock options and stock appreciation rights that will terminate upon the effective time of the Change in Control shall, immediately before the effective time of the Change in Control, become fully exercisable and the holders of such Awards will be permitted, immediately before the Change in Control, to exercise the Awards;

(ii)
the outstanding shares of Restricted Stock the vesting or restrictions on which are then solely time-based and not subject to achievement of Performance Goals shall, immediately before the effective time of the Change in Control, become fully vested, free of all transfer and lapse restrictions and free of all risks of forfeiture;

(iii)
the outstanding shares of Restricted Stock the vesting or restrictions on which are then subject to and pending achievement of Performance Goals shall, immediately before the effective time of the Change in Control and unless the Award Agreement provides for vesting or lapsing of restrictions in a greater amount upon the occurrence of a Change in Control, become vested, free of transfer and lapse restrictions and risks of forfeiture in such amounts as if the applicable Performance Goals for the unexpired Performance Period had been achieved at the target level set forth in the applicable Award Agreement;

(iv)
the outstanding Restricted Stock Units, Performance Shares and Performance Units the vesting, earning or settlement of which is then solely time-based and not subject to or pending achievement of Performance Goals shall, immediately before the effective time of the Change in Control, become fully earned and vested and shall be settled in cash or Common Shares (consistent with the terms of the Award Agreement after taking into account the effect of the Change in Control transaction on the shares) as promptly as is practicable, subject to any applicable limitations imposed thereon by Section 409A of the Code; and

(v)
the outstanding Restricted Stock Units, Performance Shares and Performance Units the vesting, earning or settlement of which is then subject to and pending achievement of Performance Goals shall, immediately before the effective time of the Change in Control and unless the Award Agreement provides for vesting, earning or settlement in a greater amount upon the occurrence of a Change in Control, become vested and earned in such amounts as if the applicable Performance Goals for the unexpired Performance Period had been achieved at the target level set forth in the applicable Award Agreement and shall be settled in cash or Common Shares (consistent with the terms of the Award Agreement after taking into account the effect of the Change in Control transaction on the shares) as promptly as is practicable, subject to any applicable limitations imposed thereon by Section 409A of the Code.

Implementation of the provisions of this Section 11(a) shall be conditioned upon consummation of the Change in Control.

(b)
Continuation, Assumption or Substitution of Awards.  The administrator may specify, on or after the date of grant, in an award agreement or amendment thereto, the consequences of a Participant’s Termination of Service that occurs coincident with or following the occurrence of a Change in Control, if a Change in Control occurs under which provision is made in connection with the transaction for the continuation or assumption of outstanding Awards by, or for the issuance therefor of Substitute Awards of, the surviving or successor entity or a parent thereof.

(c)
Other Permitted Actions.  In the event that any transaction resulting in a Change in Control occurs, the Administrator may take any of the actions set forth in Section 10 with respect to any or all Awards granted under the Plan.

(d)
Application of Section 409A .  Notwithstanding the foregoing, if any Award constitutes “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, this Section 11 shall apply to such Award only to the extent that its application would not result in the imposition of any tax or interest or the inclusion of any amount in income under Section 409A of the Code.

12.	Substitution of Awards in Mergers and Acquisitions.
Awards may be granted under the Plan from time to time in substitution for assumed awards held by employees, officers, consultants or directors of entities who become employees, officers, consultants or directors of Aeterna or a Subsidiary as the result of a merger or consolidation of the entity for which they perform services with Aeterna or a Subsidiary, or the acquisition by Aeterna of the assets or stock of the such entity. The terms and conditions of any Awards so granted may vary from the terms and conditions set forth herein to the extent that the Administrator deems appropriate at the time of grant to conform the Awards to the provisions of the assumed awards for which they are substituted and to preserve their intrinsic value as of the date of the merger, consolidation or acquisition transaction. To the extent permitted by applicable law and marketplace or listing rules of the primary securities market or exchange on which the Common Shares are listed or admitted for trading, any available shares under a shareholder-approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards granted pursuant to this Section 12 and, upon such grant, shall not reduce the Share Pool.

13.	Compliance with Securities Laws; Listing and Registration.

(a)
The obligation of Aeterna to sell or deliver Common Shares with respect to any Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal, state or foreign (non-United States) securities laws, or foreign (non-United States) securities laws and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Administrator. If at any time the Administrator determines that the delivery of Common Shares under the Plan is or may be unlawful under the laws of any applicable jurisdiction, or federal, state or foreign (non-United States) securities laws, the right to exercise an Award or receive Common Shares pursuant to an Award shall be suspended until the Administrator determines that such delivery is lawful. If at any time the Administrator determines that the delivery of Common Shares under the Plan would or may violate the rules of any Exchange, the right to exercise an Award or receive Common Shares pursuant to an Award shall be suspended until the Administrator determines that such delivery would not violate such rules. If the Administrator determines that the exercise or nonforfeitability of, or delivery of benefits pursuant to, any Award would violate any applicable provision of securities laws or the listing requirements of any Exchange, then the Administrator may postpone any such exercise, nonforfeitability or delivery, as applicable, but Aeterna shall use all reasonable efforts to cause such exercise, nonforfeitability or delivery to comply with all such provisions at the earliest practicable date.

(b)
Each Award is subject to the requirement that, if at any time the Administrator determines, in its absolute discretion, that the listing, registration or qualification of Common Shares issuable pursuant to the Plan is required by any securities exchange or under any state, federal or foreign (non-United States) law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Common Shares, no such Award shall be granted or payment made or Common Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Administrator.

(c)
In the event that the disposition of Common Shares acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and is not otherwise exempt from such registration, such Common Shares shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder, and the Administrator may require a person receiving Common Shares pursuant to the Plan, as a condition precedent to receipt of such Common Shares, to represent to Aeterna in writing that the Common Shares acquired by such person is acquired for investment only and not with a view to distribution and that such person will not dispose of the Common Shares so acquired in violation of federal, state or foreign securities laws and furnish such information as may, in the opinion of counsel for the Company, be appropriate to permit the Company to issue the Common Shares in compliance with applicable federal, state or foreign securities laws. If applicable, all certificates representing such Common Shares shall bear applicable legends as required by federal, state or foreign securities laws or Exchange regulation.

14.	Section 409A Compliance.
It is the intention of Aeterna that any Award that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code shall comply in all respects with the requirements of Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income pursuant to Section 409A of the Code, and the terms of each such Award shall be construed, administered and deemed amended, if applicable, in a manner consistent with this intention. Notwithstanding the foregoing, neither Aeterna nor any of its Affiliates nor any of its or their directors, officers, employees, agents or other service providers will be liable for any taxes, penalties or interest imposed on any Participant or other person with respect to any amounts paid or payable (whether in cash, Common Shares or other property) under any Award, including any taxes, penalties or interest imposed under or as a result of Section 409A of the Code. Any payments described in an Award that are due within the “short term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. For purposes of any Award, each amount to be paid or benefit to be provided to a Participant that constitutes deferred compensation subject to Section 409A of the Code shall be construed as a separate identified payment for purposes of Section 409A of the Code. For purposes of Section 409A of the Code, the payment of Dividend Equivalents under any Award shall be construed as earnings and the time and form of payment of such Dividend Equivalents shall be treated separately from the time and form of payment of the underlying Award. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, any payments (whether in cash, Common Shares or other property) to be made with respect to the Award that become payable on account of the Participant’s separation from service, within the meaning of Section 409A of the Code, while the Participant is a “specified employee” (as determined in accordance with the uniform policy adopted by the Administrator with respect to all of the arrangements subject to Section 409A of the Code maintained by Aeterna and its Affiliates) and which would otherwise be paid within six months after the Participant’s separation from service shall be accumulated (without interest) and paid on the first day of the seventh month following the Participant’s separation from service or, if earlier, within 15 days after the appointment of the personal representative or executor of the Participant’s estate following the Participant’s death. Notwithstanding anything in the Plan or an Award Agreement to the contrary, in no event shall the Administrator exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes deferred compensation within the meaning of Code section 409A unless, and solely to the extent that, such accelerated payment or settlement is permissible under Treasury Regulation section 1.409A-3(j)(4).

15.	Plan Duration; Amendment and Discontinuance.

(a)
Plan Duration.  The Plan shall remain in effect, subject to the right of the Board or the Compensation Committee to amend or terminate the Plan at any time, until the earlier of (a) the earliest date as of which all Awards granted under the Plan have been satisfied in full or terminated and no Common Shares approved for issuance under the Plan remain available to be granted under new Awards or (b) the tenth anniversary of the Effective Date. No

Awards shall be granted under the Plan after such termination date. Subject to other applicable provisions of the Plan, all Awards made under the Plan on or before the tenth anniversary of the Effective Date, or such earlier termination of the Plan, shall remain in effect until such Awards have been satisfied or terminated in accordance with the Plan and the terms of such Awards.

(b)
Amendment and Discontinuance of the Plan.  The Board or the Compensation Committee may, without shareholder approval, amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of a Participant with respect to a previously granted Award without such Participant’s consent, except such an amendment made to comply with applicable law or rule of any Exchange or to prevent adverse tax or accounting consequences to Aeterna or the Participant. Notwithstanding the foregoing, no such amendment shall be made without the approval of Aeterna’s shareholders to the extent such amendment would (A) materially increase the benefits accruing to Participants under the Plan, (B)  increase the number of Common Shares which may be issued under the Plan or to a Participant, (C) materially expand the eligibility for participation in the Plan, (D) eliminate or modify the prohibition set forth in Section 7(f) on repricing of stock options and stock appreciation rights, (E) lengthen the maximum term or lower the minimum exercise price or base price permitted for stock options and stock appreciation rights, or (F) modify the prohibition on the issuance of reload or replenishment options, or (G) amend the provisions set out in this Section 15(b). Except as otherwise determined by the Board or Compensation Committee, termination of the Plan shall not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

(c)
Amendment of Awards.  Subject to Section 7(f)  and Section 15(b), the Administrator may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall materially impair the rights of any Participant with respect to an Award without the Participant’s consent, except such an amendment made to cause the Plan or Award to comply with applicable law, applicable rule of any Exchange, or to prevent adverse tax or accounting consequences for the Participant or the Company or any of its Affiliates. For purposes of the foregoing sentence, an amendment to an Award that results in a change in the tax consequences of the Award to the Participant shall not be considered to be a material impairment of the rights of the Participant and shall not require the Participant’s consent.

16.	General Provisions.

(a)
Non-Guarantee of Employment or Service.  Nothing in the Plan or in any Award Agreement thereunder shall confer any right on an individual to continue in the service of Aeterna or any Affiliate or shall interfere in any way with any right of Aeterna or any Affiliate may have to terminate such service at any time with or without cause or notice and whether or not such termination results in (i) the failure of any Award to vest or become payable; (ii) the forfeiture of any unvested or vested portion of any Award; and/or (iii) any other adverse effect on the individual’s interests under any Award or the Plan. No person, even though deemed an Eligible Individual, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. To the extent that an Eligible Individual who is an employee of a Subsidiary receives an Award under the Plan, that Award shall in no event be understood or interpreted to mean that Aeterna is the Participant’s employer or that the Participant has an employment relationship with Aeterna.

(b)
No Trust or Fund Created.  Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between Aeterna and a Participant or any other person. To the extent that any Participant or other person acquires a right to receive payments from Aeterna pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of Aeterna.

(c)
Status of Awards.  Awards shall be special incentive payments to the Participant and shall not be taken into account in computing the amount of salary or compensation of the Participant for purposes of determining any pension, retirement, death, severance or other benefit under (a) any pension, retirement, profit-sharing, bonus, insurance, severance or other employee benefit plan of Aeterna or any Affiliate now or hereafter in effect under which the availability or amount of benefits is related to the level of compensation or (b) any agreement between (i) Aeterna or any Affiliate and (ii) the Participant, except as such plan or agreement shall otherwise expressly provide.

(d)
Subsidiary Employees.  In the case of a grant of an Award to an Eligible Individual who provides services to any Subsidiary, Aeterna may, if the Administrator so directs, issue or transfer the Common Shares, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Administrator may specify, upon the condition or understanding that the Subsidiary will transfer the Common Shares to the Eligible Individual in accordance with the terms of the Award specified by the Administrator pursuant to the provisions of the Plan. All Common Shares underlying Awards that are forfeited or canceled after such issue or transfer of shares to the Subsidiary shall revert to Aeterna.

(e)
Governing Law and Interpretation.  The validity, construction and effect of the Plan, of Award Agreements entered into pursuant to the Plan, and of any rules, regulations, determinations or decisions made by the Administrator relating to the Plan or such Award Agreements, and the rights of any and all persons having or claiming to have any interest therein or thereunder, shall be determined exclusively in accordance with the laws of the province of Quebec and the laws of Canada applicable thereto. The captions of the Plan are not part of the provisions hereof and shall have no force or effect. Except where the context otherwise requires: (i) the singular includes the plural and vice versa; (ii) a reference to one gender includes other genders; (iii) a reference to a person includes a natural person, partnership, corporation, association, governmental or local authority or agency or other entity; and (iv) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them. To the extent applicable, the Plan will comply in all respects with the Employee Retirement Income Security Act of 1974, as amended.

(f)
Use of English Language.  The Plan, each Award Agreement, and all other documents, notices and legal proceedings entered into, given or instituted pursuant to an Award shall be written in English, unless otherwise determined by the Administrator. If a Participant receives an Award Agreement, a copy of the Plan or any other documents related to an Award translated into a language other than English, and if the meaning of the translated version is different from the English version, the English version shall control.

(g)
Recovery of Amounts Paid.  Except as otherwise provided by the Administrator, Awards granted under the Plan shall be subject to any and all policies, guidelines, codes of conduct, or other agreement or arrangement adopted by the Board or Compensation Committee with respect to the recoupment, recovery or clawback of compensation (collectively, the “Recoupment Policy”) and/or to any provisions set forth in the applicable Award Agreement under which Aeterna may recover from current and former Participants any amounts paid or Common Shares issued under an Award and any proceeds therefrom under such circumstances as the Administrator determines appropriate. The Administrator may apply the Recoupment Policy to Awards granted before the policy is adopted to the extent required by applicable law or rule of any Exchange, as determined by the Administrator in its sole discretion.

17.	Glossary.
Under the Plan, except where the context otherwise indicates, the following definitions apply:
“2016 Stock Option Plan” refers to the second amended and restated stock option plan of Aeterna adopted by the Board on March 29, 2016 and ratified by the shareholders of Aeterna on May 10, 2016.
“Administrator” means the Compensation Committee, or such other committee(s) or officer(s) duly appointed by the Board or the Compensation Committee to administer the Plan or delegated limited authority to perform administrative actions under the Plan, and having such powers as shall be specified by the Board or the Compensation Committee; provided, however, that at any time the Board may serve as the Administrator in lieu of or in addition to the Compensation Committee or such other committee(s) or officer(s) to whom administrative authority has been delegated. With respect to any Award to which Section 16 of the Exchange Act applies, the Administrator shall consist of either the Board or a committee of the Board, which committee shall consist of two or more directors, each of whom is intended to be, to the extent required by Rule 16b-3 of the Exchange Act, a “non-employee director” as defined in Rule 16b-3 of the Exchange Act and an “independent director” to the extent required by the rules of the national securities exchange that is the principal trading market for the Common Shares; provided, that with respect to Awards made to a member of the Board who is not an employee of the Company, “Administrator” means the Board. Any member of the Administrator who does not meet the foregoing requirements shall abstain from any decision regarding an Award and shall not be considered a member of the Administrator to the extent required to comply with Rule 16b-3 of the Exchange Act.
“Aeterna” means Aeterna Zentaris Inc., a company organized under the Canada Business Corporations Act.
“Affiliate” means any entity, whether now or hereafter existing, which controls, is controlled by, or is under common control with, Aeterna or any successor to Aeterna. For this purpose, “control” (including the correlative meanings of the terms “controlled by” and “under common control with”) shall mean ownership, directly or indirectly, of 50% or more of the total combined voting power of all classes of voting securities issued by such entity, or the possession, directly or indirectly, of the power to direct the management and policies of such entity, by contract or otherwise.

“Articles” means the restated articles of incorporation of Aeterna, together with the articles of amendment dated October 2, 2012 and November 17, 2015.
“Award” means any stock option, stock appreciation right, stock award, stock unit, Performance Share, Performance Unit, and/or Other Stock-Based Award, whether granted under the Plan.
“Award Agreement” means the written document(s), including an electronic writing acceptable to the Administrator, and any notice, addendum or supplement thereto, memorializing the terms and conditions of an Award granted pursuant to the Plan and which shall incorporate the terms of the Plan.
“Board” means the Board of Directors of Aeterna.
“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Toronto for the transaction of banking business.
“By-Laws” means the amended and restated by-laws of Aeterna dated March 21, 2013.
“Change in Control” means the first of the following to occur: (i) a Change in Ownership of Aeterna, (ii) a Change in Effective Control of Aeterna, or (iii) a Change in the Ownership of Assets of Aeterna, as described herein and construed in accordance with Code section 409A.

(i)
A “Change in Ownership of Aeterna” shall occur on the date that any one Person acquires, or Persons Acting as a Group acquire, ownership of the capital stock of Aeterna that, together with the stock held by such Person or Group, constitutes more than 50% of the total fair market value or total voting power of the capital stock of Aeterna. However, if any one Person is, or Persons Acting as a Group are, considered to own more than 50%, on a fully diluted basis, of the total fair market value or total voting power of the capital stock of Aeterna, the acquisition of additional stock by the same Person or Persons Acting as a Group is not considered to cause a Change in Ownership of Aeterna or to cause a Change in Effective Control of Aeterna (as described below). An increase in the percentage of capital stock owned by any one Person, or Persons Acting as a Group, as a result of a transaction in which Aeterna acquires its stock in exchange for property will be treated as an acquisition of stock.

(ii)
A “Change in Effective Control of Aeterna” shall occur on the date either (A) a majority of members of Aeterna’s Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of Aeterna’s Board before the date of the appointment or election, or (B) any one Person, or Persons Acting as a Group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) ownership of stock of Aeterna possessing 50% or more of the total voting power of the stock of Aeterna.

(iii)
A “Change in the Ownership of Assets of Aeterna” shall occur on the date that any one Person acquires, or Persons Acting as a Group acquire (or has or have acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons), assets from Aeterna that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of Aeterna immediately before such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of Aeterna, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

The following rules of construction apply in interpreting the definition of Change in Control:

A.
A “Person” means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended, other than employee benefit plans sponsored or maintained by Aeterna and by entities controlled by Aeterna or an underwriter, initial purchaser or placement agent temporarily holding the capital stock of Aeterna pursuant to a registered public offering.

B.
Persons will be considered to be Persons Acting as a Group (or Group) if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the corporation. If a Person owns stock in both corporations that enter into a merger, consolidation, purchase or acquisition of stock, or similar transaction, such shareholder is considered to be acting as a Group with other shareholders only with respect to the ownership in that corporation before the transaction giving rise to the change and not with respect to the ownership interest in the other corporation. Persons will not be considered to be acting as a Group solely because they purchase assets of the same corporation at the same time or purchase or own stock of the same corporation at the same time, or as a result of the same public offering.

C.	A Change in Control shall not include a transfer to a related person as described in Code section 409A or a public offering of capital stock of Aeterna.

D.
For purposes of the definition of Change in Control, Section 318(a) of the Code applies to determine stock ownership. Stock underlying a vested option is considered owned by the individual who holds the vested option (and the stock underlying an unvested option is not considered owned by the individual who holds the unvested option). For purposes of the preceding sentence, however, if a vested option is exercisable for stock that is not substantially vested (as defined by Treasury Regulation §1.83-3(b) and (j)), the stock underlying the option is not treated as owned by the individual who holds the option.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor section, regulations and guidance.
“Common Shares” means common shares in the capital of Aeterna, without par value, and any capital securities into which they are converted.
“Company” means Aeterna and its Subsidiaries, except where the context otherwise requires. For purposes of determining whether a Change in Control has occurred, Company shall mean only Aeterna.
“Compensation Committee” means the Nominating, Governance and Compensation Committee of the Board.
“Disability” means an injury or disability for which benefits were received by the Participant under an established long-term disability plan or as determined by the Administrator. Where applicable to an Award, the term Disability shall be interpreted in a manner consistent with Section 409A of the Code.
“Dividend Equivalent” means a right, granted to a Participant, to receive cash, Common Shares, stock Units or other property equal in value to dividends paid with respect to a specified number of Common Shares.
“Effective Date” means the date on which adoption of the Plan is approved by the Board.
“Eligible Individuals” means (i) officers and employees of, and other individuals, including non-employee directors, who are natural persons providing bona fide services to or for, Aeterna or any of its Subsidiaries, provided that such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for Aeterna’s securities, (ii) prospective officers, employees and service providers who have accepted offers of employment or other service relationship from Aeterna or a Subsidiary; and (iii) consultants who are natural persons providing bona fide services to or for, Aeterna or any of its Subsidiaries, provided that such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for Aeterna’s securities.
“Exchange” means collectively, the Toronto Stock Exchange and the NASDAQ or any other stock exchange in Canada or the United States on which Common Shares are listed and posted for trading.
“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto. Reference to any specific section of the Exchange Act shall be deemed to include such regulations and guidance issued thereunder, as well as any successor section, regulations and guidance.
“Fair Market Value” means, on a per share basis as of any date, unless otherwise determined by the Administrator:

i.
if the principal market for the Common Shares (as determined by the Administrator if the Common Shares are listed or admitted to trading on more than one Exchange) is a national securities exchange or an established securities market, the official closing price per Common Share for the regular market session on that date on the principal exchange or market on which the Common Shares are then listed or admitted to trading or, if no sale is reported for that date, on the last preceding day on which a sale was reported, all as reported by such source as the Administrator may select;

i.
if the principal market for the Common Shares is not a national securities exchange or an established securities market, but the Common Shares are quoted by a national quotation system, the average of the highest bid and lowest asked prices for the Common Shares on that date as reported on a national quotation system or, if no prices are reported for that date, on the last preceding day on which prices were reported, all as reported by such source as the Administrator may select; or

ii.
if the Common Shares are neither listed or admitted to trading on a national securities exchange or an established securities market, nor quoted by a national quotation system, the value determined by the Administrator in good faith by the reasonable application of a reasonable valuation method, which method may, but need not, include taking into account an appraisal of the fair market value of the Common Shares conducted by a nationally recognized appraisal firm selected by the Administrator.

Notwithstanding the preceding, for foreign, federal, state and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time.
“Full Value Award” means an Award that results in Aeterna transferring the full value of a Common Share under the Award, whether or not an actual share of stock is issued. Full Value Awards shall include, but are not limited to, stock awards, stock units, Performance Shares, Performance Units that are payable in Common Shares, and Other Stock-Based Awards for which Aeterna transfers the full value of a Common Share under the Award, but shall not include Dividend Equivalents.
“Incentive Stock Option” means any stock option that is designated, in the applicable Award Agreement or the resolutions of the Administrator under which the stock option is granted, as an “incentive stock option” within the meaning of Section 422 of the Code and otherwise meets the requirements to be an “incentive stock option” set forth in Section 422 of the Code.
“Nonqualified Option” means any stock option that is not an Incentive Stock Option.
“Other Stock-Based Award” means an Award of Common Shares or any other Award that is valued in whole or in part by reference to, or is otherwise based upon, Common Shares, including without limitation Dividend Equivalents.
“Participant” means an Eligible Individual to whom one or more Awards are or have been granted pursuant to the Plan and have not been fully settled or cancelled and, following the death of any such person, his successors, heirs, executors and administrators, as the case may be.
“Performance Award” means a Full Value Award, the grant, vesting, lapse of restrictions or settlement of which is conditioned upon the achievement of performance objectives over a specified Performance Period and includes, without limitation, Performance Shares and Performance Units.
“Performance Goals” means the performance goals established by the Administrator in connection with the grant of Awards based on Performance Metrics or other performance criteria selected by the Administrator.
“Performance Metrics” means criteria established by the Administrator relating to any of the following, as it may apply to an individual, one or more business units, divisions, or Affiliates, or on a company-wide basis, and in absolute terms, relative to a base period, or relative to the performance of one or more comparable companies, peer groups, or an index covering multiple companies:

i.
Earnings or Profitability Metrics:  any derivative of revenue; earnings/loss (gross, operating, net, or adjusted); earnings/loss before interest and taxes (“EBIT”); earnings/loss before interest, taxes, depreciation and amortization (“EBITDA”); profit margins; operating margins; expense levels or ratios; provided that any of the foregoing metrics may be adjusted to eliminate the effect of any one or more of the following: interest expense, asset impairments or investment losses, early extinguishment of debt or stock-based compensation expense;

ii.	Return Metrics: any derivative of return on investment, assets, equity or capital (total or invested);

iii.	Investment Metrics: relative risk-adjusted investment performance; investment performance of assets under management;

iv.
Cash Flow Metrics:  any derivative of operating cash flow; cash flow sufficient to achieve financial ratios or a specified cash balance; free cash flow; cash flow return on capital; net cash provided by operating activities; cash flow per share; working capital;

v.	Liquidity Metrics: any derivative of debt leverage (including debt to capital, net debt-to-capital, debt-to-EBITDA or other liquidity ratios);

vi.
Stock Price and Equity Metrics:  any derivative of return on shareholders’ equity; total shareholder return; stock price; stock price appreciation; market capitalization; earnings/loss per share (basic or diluted) (before or after taxes); and/or

vii.
Strategic Metrics:  product research and development; completion of an identified special project; clinical trials; regulatory filings or approvals; patent application or issuance; manufacturing or process development; sales or net sales; market share; market penetration; economic value added; customer service; customer satisfaction; inventory control; balance of cash, cash equivalents and marketable securities; growth in assets; key hires; employee satisfaction; employee retention; business expansion; acquisitions, divestitures, joint ventures or financing; legal compliance or safety and risk reduction.

“Performance Period” means that period established by the Administrator during which any Performance Goals specified by the Administrator with respect to such Award are to be measured
“Performance Shares” means a grant of stock or stock Units the issuance, vesting or payment of which is contingent on performance as measured against predetermined objectives over a specified Performance Period.
“Performance Units” means a grant of dollar-denominated Units the value, vesting or payment of which is contingent on performance against predetermined objectives over a specified Performance Period.
“Plan” means this Aeterna Zentaris Inc. 2018 Long-Term Incentive Plan, as set forth herein and as it may be amended from time to time.
“Restricted Stock” means an Award of Common Shares to a Participant that may be subject to certain transferability and other restrictions and to a risk of forfeiture (including by reason of not satisfying certain Performance Goals).
“Restricted Stock Unit” means a right granted to a Participant to receive Common Shares or cash at the end of a specified deferral period, which right may be conditioned on the satisfaction of certain requirements (including the satisfaction of certain Performance Goals).
“Restriction Period” means, with respect to Full Value Awards, the period commencing on the date of grant of such Award to which vesting or transferability and other restrictions and a risk of forfeiture apply and ending upon the expiration of the applicable vesting conditions, transferability and other restrictions and lapse of risk of forfeiture and/or the achievement of the applicable Performance Goals (it being understood that the Administrator may provide that vesting shall occur and/or restrictions shall lapse with respect to portions of the applicable Award during the Restriction Period in accordance with Section 7(b)).
“Security-Based Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism of Aeterna or its Affiliates involving the issuance or potential issuance of shares, including, for greater certainty, the 2016 Stock Option Plan (but excluding any compensation or incentive mechanism of Aeterna involving the issuance or potential issuance of shares in accordance with section 613(c) of the TSX Company Manual).
“Subsidiary” means any corporation or other entity in an unbroken chain of corporations or other entities beginning with Aeterna if each of the corporations or other entities, or group of commonly controlled corporations or other entities, other than the last corporation or other entity in the unbroken chain then owns stock or other equity interests possessing 50% or more of the total combined voting power of all classes of stock or other equity interests in one of the other corporations or other entities in such chain or otherwise has the power to direct the management and policies of the entity by contract or by means of appointing a majority of the members of the board or other body that controls the affairs of the entity; provided, however, that solely for purposes of determining whether a Participant has a Termination of Service that is a “separation from service” within the meaning of Section 409A of the Code or whether an Eligible Individual is eligible to be granted an Award that in the hands of such Eligible Individual would constitute a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, a “Subsidiary” of a corporation or other entity means all other entities with which such corporation or other entity would be considered a single employer under Sections 414(b) or 414(c) of the Code.
“Tax Withholding Obligation” means any federal, state, local or foreign (non-United States) income, employment or other tax or social insurance contribution required by applicable law to be withheld in respect of Awards.
“Termination of Service” means the termination of the Participant’s employment or consultancy or performance of services for, Aeterna and its Subsidiaries. Temporary absences from employment because of illness, vacation or leave of absence and transfers among Aeterna and its Subsidiaries shall not be considered Terminations of Service. With respect to any Award that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, “Termination of Service” shall mean a “separation from service” as defined under Section 409A of the Code to the extent required by Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income pursuant to Section 409A of the Code.

A Participant has a separation from service within the meaning of Section 409A of the Code if the Participant terminates employment with Aeterna and all Subsidiaries for any reason. A Participant will generally be treated as having terminated employment with Aeterna and all Subsidiaries as of a certain date if the Participant and the entity that employs the Participant reasonably anticipate that the Participant will perform no further services for Aeterna or any Subsidiary after such date or that the level of bona fide services that the Participant will perform after such date (whether as an employee or an independent contractor) will permanently decrease to no more than 20 percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services if the Participant has been providing services for fewer than 36 months); provided, however, that the employment relationship is treated as continuing while the Participant is on military leave, sick leave or other bona fide leave of absence if the period of leave does not exceed six months or, if longer, so long as the Participant retains the right to reemployment with Aeterna or any Subsidiary.
“Unit” means a bookkeeping entry used by Aeterna to record and account for the grant of the following types of Awards until such time as the Award is paid, cancelled, forfeited or terminated, as the case may be: stock units, Restricted Stock Units, Performance Units, and Performance Shares that are expressed in terms of units of Common Shares.

SCHEDULE B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
FORM 58-101F1

1.	BOARD OF DIRECTORS

A.	Disclose the identity of directors who are independent.
Four of the current directors are independent, namely Messrs. Ernst, Limoges and Cardiff and Ms. Egbert.

B.	Disclose the identity of directors who are not independent and describe the basis for that determination.
Mr. Dodd, the Former President and Chief Executive Officer of the Corporation, is not independent as he was an executive officer of the Corporation within the last three years.

C.
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors (the “Board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board is currently composed of a majority of independent directors, being four out of five directors. Management is proposing seven candidates for election as directors at the Meeting, all of which are independent.

D.	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of director	Name of reporting issuer
Cardiff, Michael	Hydrogenics Corporation
Dodd, David	GeoVax Labs, Inc., Medizone International, Inc.
Ernst, Juergen	Pharming Group N.V.
Limoges, Gérard	Pro Real Estate Investment Trust
Norton, Brent	Ortho Regenerative Technologies, Inc.
Pollack, Jonathan	CECO Environmental Corp.
Smith Hoke, Robin	Leiter's Enterprises, Inc.

E.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If not, describe what the Board does to facilitate open and candid discussion amongst its independent directors.

During every regular Board meeting, there is a portion during which non-independent directors and members of management do not participate. During special Board meetings, typically all members of the Board participate for the full meeting.

F.
Disclose whether or not the Chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The Chair of the Board, Ms. Carolyn Egbert, is an independent director.

G.	Disclose the attendance record of each director for all Board meetings held since the beginning of the most recently completed financial year.
In July 2017, in light of the existing conflicts of interest relating to the business and affairs of the Company with Mr. Dodd, a current director, the Board created a special committee of the Board consisting of Messrs. Cardiff, Ernst, Limoges and Ms. Egbert (the “Executive Committee”). The members of the Executive Committee did not receive any additional compensation for serving on this committee, beyond their regular board of director retainers. The attendance record of each member of the executive committee during 2017 is set out below.

Board Director	Board Meeting	Audit Committee	NGCC	Executive Committee	SRC
Michael Cardiff	8/8	4/4	4/4	12/13	8/8
David A. Dodd	8/8	-	-	-	-
Carolyn Egbert	8/8	4/4	4/4	13/13	8/8
Juergen Ernst	8/8	4/4	4/4	13/13	8/8
Gérard Limoges	8/8	4/4	4/4	13/13	8/8
Kenneth Newport(1)	3/4	2/2	2/2	-	-
________________________
(1) Mr. Newport ceased to be a director of the Corporation on July 12, 2017

2.	BOARD MANDATE
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.
The Board has adopted and approved a written mandate that was amended and restated on December 4, 2014, a copy of which is attached as Schedule C to this Circular.

3.	POSITION DESCRIPTIONS

A.
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has adopted and approved a written description for the chair of the Board and the chair of each Board committee. The mandate of the Chair of the Board states that he/she is responsible for the administration, development and efficient operation of the Board. The Chair assists the President and Chief Executive Officer in overseeing the operational aspects involved in managing the Corporation. In addition, the Chair ensures that the Board adequately discharges its mandate and that the Board’s responsibilities and lines of delineation between the Board and management are well understood by the directors. The mandates of each committee chair provide that each chair’s responsibility is to manage efficiently his or her respective committee. Each committee chair must ensure that the committee adequately discharges its mandate. Committee chairs must report regularly to the Board on the business of their committee.

B.
Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.

The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer. The Board expects the Chief Executive Officer and the Corporation’s senior management team to be responsible for the management of the Corporation’s strategic and operational agenda and for the execution of the decisions of the Board.

4.	ORIENTATION AND CONTINUING EDUCATION

A.	Briefly describe what measures the Board takes to orient new directors regarding:

(i)	the role of the Board, its committees and its directors, and

(ii)	the nature and operation of the issuer’s business.
The Board ensures that every new director possesses the capacities, expertise, availability and knowledge required to fill this position. In addition, the Chairman of the Board and the Chief Executive Officer meet new directors in order to give them information on the Corporation’s operations. Each new director receives an information booklet that includes the mandate of the Board and all corporate documents related to operations, product pipeline and financial condition.

B.
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge to meet their obligations as directors.

The Board caused the Corporation to obtain a corporate membership in the Institute of Corporate Directors, which membership permits individual directors to avail themselves of continuing education programs sponsored by the Institute. The Board encourages its members to enroll in programs conducted by the Institute and to apply the knowledge gained in the performance of their duties as members of the Board.

5.	ETHICAL BUSINESS CONDUCT

A.	Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code:

(i)	Disclose how a person or company may obtain a copy of the code.
The Corporation has adopted a Code of Ethical Conduct applicable to all of its directors, officers and employees as well as a Code of Business Conduct and Ethics for members of its Board (collectively, the “Codes of Ethics”). The Codes of Ethics are available on the website of the Corporation and are both included as exhibits to the Corporation’s Annual Report on Form 20-F.

(ii)	Describe how the Board monitors compliance with its code or, if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code.
A copy of the Code of Ethical Conduct was sent to each director, officer and employee when it was initially adopted and such persons also receive copies of the Code of Ethical Conduct as and when it is updated. In addition, each new director, officer or employee also receives a copy of the relevant Code when hired. The Corporation has selected an independent third-party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Codes as well as financial and/or accounting irregularities or fraud.

(iii)
Provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report was filed by the Corporation since January 1, 2017 regarding departures from the Codes by directors or executive officers.

B.
Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

There is no director or executive officer of the Corporation who has a material interest in any transaction to which the Corporation is a party, other than ordinary course employment agreements. In the case of a material transaction whereby a director or executive officer would have an interest, the Audit Committee or a special committee of independent directors would analyze the situation and, if necessary, an external consultant would be appointed to make a recommendation on the appropriateness of entering into the transaction involving the director or executive officer.

C.	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

On the website of the Corporation, under the section “Investor Relations/Governance”, the Corporation indicates its commitment to preserving its reputation for integrity and excellence, and conducting the business and activities of the Corporation honestly and ethically and in compliance with applicable laws, rules and regulations. The Board has delegated to the Audit Committee the responsibility to ensure compliance with the Corporation’s culture of ethical business conduct. A mechanism for confidential and anonymous disclosure has been put in place and is also available on the website of the Corporation. In addition, in compliance with the Corporation’s policy, the Chair of the Audit Committee reports on a quarterly basis any report or complaints made under the anonymous hotline.

6.	NOMINATION OF DIRECTORS

A.	Describe the process by which the Board identifies new candidates for Board nomination.
The selection of new candidates is made by the Nominating, Governance and Compensation Committee (the “NGCC”). This committee establishes the criteria in respect of the complementarity and expertise that each candidate for election to the Board would bring to the Board. Next, the committee recommends to the Board new candidates for approval.

B.
Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The NGCC is composed entirely of independent directors.

C.	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The NGCC serves as the Corporation’s nominating committee. The responsibilities, powers and operation of this committee are set forth in its mandate, which is attached as Schedule E to this Circular.

7.	COMPENSATION

A.	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.
The compensation of directors and officers is recommended by the NGCC to the Board for approval. Compensation is reviewed annually.

B.
Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The NGCC serves as the Board’s compensation committee. Each member of the NGCC is an independent director.

C.	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The NGCC serves as the Board’s compensation committee. The responsibilities, powers and operation of the NGCC are set forth in its mandate, which is attached as Schedule E to this Circular.

8.	OTHER BOARD COMMITTEES
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Audit Committee and the NGCC are the sole standing committees of the Board.

9.	ASSESSMENTS
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.
The NGCC is responsible for assessing the Board as a whole and each individual director, including the Chair, on an annual basis. The Chairman of the Board, meets with every Board member on an individual basis. Reports of the findings and recommendations, if any, are then presented to the Board and time is set aside at that meeting for a full and comprehensive discussion regarding the effectiveness of the Board and the committees and any agreed upon improvements are implemented.

10.	DIRECTOR TERM LIMITS AND OTHER MECHANISMES OF BOARD RENEWAL
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanism of board renewal and, if so, include a description of those director term limits or other mechanism of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.
The Corporation has not adopted term limits for directors because (i) the risk profile of the Corporation makes it more difficult for the Corporation to attract and to retain highly qualified board members than other companies and (ii) the nature of the Corporation’s business is highly technical, meaning that knowledge of the Corporation’s product pipeline and the development potential thereof takes a considerable time for a director to acquire. The Corporation seeks to avoid losing the services of a qualified director with knowledge of its business through the imposition of an arbitrary term limit.

11.	POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD

A.	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.
The Corporation has not adopted a written policy relating to the identification and nomination of women directors. The NGCC generally identifies, evaluates and recommends candidates to become members of our Board with the goal of creating a Board that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized expertise. The composition of the Board of Directors is primarily a question of experience and expertise brought by each nominee to the Board of Directors. The NGCC, when searching for nominees to the Board of Directors, also takes diversity, including gender diversity, into account. Primarily, the Board of Directors needs directors who have the expertise and the skills necessary for specialty biopharmaceutical companies. Although the NGCC does not have a formal diversity policy concerning membership of the Board, it considers diversity in its broadest sense when evaluating candidates, including persons diverse in gender, ethnicity, experience, and background.

B.
If the issuer has adopted a policy referred to in A., disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions; (ii) the measures taken to ensure that the policy has been effectively implemented; (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy; and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Corporation does not have a written policy relating to the identification and nomination of women directors.

12.	CONSIDERATION OF THE REPRESENTATION OF WOMEN IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS.
Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.
The NGCC considers all factors it deems relevant in the process of identifying and nominating candidates for election or re-election to the Board. While not having a formal requirement to consider the level of representation of women on the Board, the NGCC nominated one woman for election and one woman for re-election to the Board based on the Corporation’s requirement for a particular set of skills that the NGCC found most clearly in both candidates. Furthermore, a woman currently serves as independent Chair of the Board.

13.	CONSIDERATION GIVEN TO THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reason for not doing so.
The Corporation identifies, evaluates and recommends persons to become executive officers with the goal of creating a senior management team that, as a whole, consists of individuals with various and relevant career experience and industry knowledge and experience. The composition of the senior management team is primarily a question of the experience and expertise brought by officer. Primarily, the Corporation needs executive officers who have the expertise and the skills necessary for specialty biopharmaceutical companies in the process of transformation from a singular research-and-development focus to a comprehensive commercial focus.

14.	ISSUER’S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS
For purposes of this item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date. Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so. Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so. If the issuer has adopted a target of either type, disclose the target and the annual and cumulative progress of the issuer in achieving the target.
The Corporation has not adopted a target regarding the number of women on the Board because the NGCC generally identifies, evaluates and recommends candidates to become members of our Board with the goal of creating a Board that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized experience, while taking diversity, including gender diversity, into account. The Corporation has not adopted a target regarding women in executive officer positions because the Corporation’s risk profile and lack of resources deprive it of the ability to make appointments on any basis other than finding, often on short notice, the most qualified person who is willing to accept the risks inherent in the Corporation’s financial situation.

15.	NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

A.	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.
One member of the Corporation’s Board is a woman, representing approximately 20% of the membership of the Board and 25% of the independent directors. Such person currently serves as the independent Chair of the Board and Chair of the NGCC.

B.	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.
One of the Corporation's executive officers is a woman, representing approximately 14% of the Corporation's executive officers.

SCHEDULE C

MANDATE OF THE BOARD OF DIRECTORS

1.	STEWARDSHIP RESPONSIBILITY
The Board of Directors (the “Board”) of Aeterna Zentaris Inc. (the “Corporation”) is responsible for the stewardship of the Corporation. This role is primarily carried out by the Board’s supervision of the management of the Corporation’s business and affairs by its senior officers. The functions duties and powers of directors are set out in the Canada Business Corporations Act (the “CBCA”), the Corporation’s Articles and By-Laws and within the developing principles of common law. Directors cannot and do not manage the affairs of the Corporation in the literal sense, as such duties are delegated to the Corporation’s officers. The function of directors relates more to the supervision of the management rather than to the actual management of the Corporation. Generally, the directors’ role is to provide supervision of the management of the Corporation, to approve policies of the Corporation and to be knowledgeable about and approve of the major decisions taken by the Corporation. The Board’s role includes advocating and supporting the best interests of the Corporation.
The Board seeks to perform its role by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhances and preserves the business of the Corporation and its underlying value. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management appointments, succession planning, communication policy, safety and environmental issues, corporate governance and internal control integrity.

2.	ORGANIZATION, POWERS AND ROLE

a)
General. The Board delegates to the Corporation’s senior officers the responsibility for the day-to-day management of the Corporation while providing guidance and direction to such senior officers. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives.

b)
Composition. The Board shall be composed of a minimum of five (5) and a maximum of fifteen (15) directors. The Board is to be constituted of a majority of individuals who qualify as independent directors, as determined by the Board in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation’s securities are listed. The composition of the Board should provide an appropriate mix of skills, knowledge, business expertise and experience in the Corporation’s areas of activities and an understanding of the industry and the geographical areas in which the Corporation operates.

c)
Appointment. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one third (1/3) of the number of directors elected at the last annual meeting of shareholders. The mandate (or term) of each director terminates at the end of the annual shareholders’ meeting following that at which he or she was elected.

d)
Chair of the Board. Members of the Board shall elect a Chair from among the directors of the Corporation and the Chair shall preside at all meetings of the Board. In addition, if and for as long as the Chair is not an independent director, the Board should also nominate a Lead Director, if appropriate, from among the independent directors to take on appropriate duties. Management is encouraged to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board. Regularly following meetings of the Board, the directors shall hold meetings at which senior management, including any management director and any non-independent Chair, is not present in order to ensure a free and open discussion between directors. If the Chair is not present at any meeting of the Board, the Lead Director shall preside at the meeting. The Chair of the Board develops the agenda for each meeting of the Board in consultation with the Chief Executive Officer, the Corporate Secretary and the Lead Director (if there is one). The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board.

e)
Quorum and Meetings. The quorum at any meeting of the Board is a majority of directors in office and meetings of the Board are held at least quarterly and as required. In addition, at one of the quarterly Board meetings or at a special meeting of the Board held for that purpose, at least once a year, the Board must review the Corporation’s strategic plan. Directors may attend all meetings either in person, videoconference or by teleconference; however, directors are expected to attend all board meetings and meetings of committees of which they are members and to review all meeting materials in advance.

f)
Director Compensation. Members of the Board shall receive such remuneration for acting as directors as the Board may from time to time determine. The Corporation’s Nominating, Governance and Compensation Committee (“NGCC”) shall periodically review all aspects of such remuneration and make recommendations to the Board respecting the same. The Chief Executive Officer shall receive no compensation for acting as a director.

g)
Delegation. The Board may delegate certain responsibilities to Board committees. Such committees shall have a written Board-approved charter, except in the case of special committees of the Board, which may be appointed from time to time. The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. Subject to applicable law and to the Corporation’s Articles and By-Laws, the Board retains the responsibility for managing its own affairs including:

i)	planning its composition and size;

ii)	selecting its Chair;

iii)	providing orientation and on-going education for its directors;

iv)	nominating candidates for election to the Board;

v)	appointing committees;

vi)	determining director compensation;

vii)	setting expectations and responsibilities of directors, including attendance at, preparation for and participation in Board and committee meetings;

viii)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities;

ix)	determining dividend policies and procedures;

x)	issuing securities, except as authorized by the Board;

xi)	purchasing, redeeming or otherwise acquiring shares of the Corporation;

xii)	making, amending and repealing by-laws of the Corporation;

xiii)	calling the annual meeting of the shareholders of the Corporation;

xiv)	filling any vacancy among directors or in the office of auditor of the Corporation or appointing additional directors; or

xv)	submitting to the shareholders any question or matter requiring the approval of the shareholders.

h)	Retention of consultants. The Board has the authority to retain, at the Corporation’s expense, outside advisors and consultants to report directly to the Board of Directors on board-wide issues.

i)
Fiduciary Duties. Considering the special relationship between the directors and the Corporation, which places the directors in a position of trust and control, the common law characterizes the nature of the duties owed by the directors of the Corporation as “fiduciary duties.” Generally, a director’s fiduciary duty consists of a duty to act honestly and in good faith and with a particular standard of care. The standard of care required of directors and officers is codified in the CBCA, which provides that every director and officer of a corporation in exercising his/her powers and discharging his or her duties shall:

i)	act honestly and in good faith with a view to the best interests of the corporation; and,

ii)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

j)
Conflicts of Interest. If a director faces a potential or actual conflict of interest relating to a matter before the Board, that member should alert the Chair, or depending on when the matter becomes known, the Board as a whole. If the Chair faces a potential or actual conflict of interest, the Board Chair should advise the Chair of the Audit Committee. If the Chair, or the Chair of the Audit Committee, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict should disclose to the Board the member’s interest and should not participate in consideration of the matter and should not vote on the matter. The Corporate Secretary should maintain a written record of any disclosure of conflict by a Board member either in the minutes of the Board or otherwise.

3.	COMMITTEES OF THE BOARD
In accordance with the Corporation’s Articles and By-Laws, as appropriate, the Board should:

a)
elect annually from among its members an Audit Committee, and a Nominating, Governance and Compensation Committee (the “NGCC”), each to be composed of not fewer than three directors. The committees shall each adopt a formal written charter approved by the Board;

b)	appoint for each committee a Chair from among its members;

c)	appoint additional committees as circumstances may warrant; and,

d)	appoint special committees periodically to address certain issues of a more short-term nature.

4.	RESPONSIBILITIES

The Board has the following specific responsibilities:

a)
Strategic Planning and Risk Management. The Board should ensure that a strategic planning process is in place; review and approve the Corporation’s long-and short-term strategies, visions and missions and monitor management’s success in implementing the strategies. The Board should also approve on at least an annual basis, a strategic business plan, taking into account, among other things, business opportunities and risks of the business. As part of the strategic plan review process, the Board should approve and monitor the implementation of the Corporation’s annual business plan and ensure that management puts in place appropriate systems and processes to manage the principal risks with a view to the long-term viability of the Corporation. The Audit Committee should regularly review specific areas of the Corporation’s financial functions, including the integrity of the Corporation’s internal controls and information systems and the NGCC should review risks related to succession planning. Reports on these reviews should be included as part of the regular review by the whole Board of the Corporation’s operating performance.

b)
Independence and Lead Director. To facilitate the functioning of the Board independently of Corporate management and the non-independent directors, the Board may appoint one of its independent directors to act as Lead Director. The Lead Director should consult and meet with any or all of the independent directors, at the discretion of either party, and with or without the attendance of the Chair, and should represent such directors in discussions with the Chair on corporate governance issues and other matters. The Lead Director should also promote best practices and high standards of corporate governance and assist in the process of conducting director evaluations.

c)
Communication and Financial Matters. The Board believes that accurate, timely and regular communication with its shareholders and the investment community is of ultimate importance. The Corporation has a formal disclosure policy, which has been reviewed and approved by the Board. As part of this policy, the Board should review and approve, upon recommendation by the Audit Committee, the general content and the Audit Committee’s report on the financial aspects of, the Corporation’s Annual Information Form (or the Annual Report on Form 20-F in lieu thereof), Management Proxy Circular, Consolidated Financial Statements, Management’s Discussion and Analysis, the Corporation’s schedule of authority, prospectuses and any other document required to be disclosed or filed by the Corporation before such documents are publicly disclosed or filed with the appropriate regulatory authorities. In addition, as directed and monitored by the Board, senior management is charged with the responsibility of complying with the Corporation’s regulatory disclosure obligations and resounding to inquiries from shareholders, analysts and other interested parties.

d)
Internal Control and Reporting. The integrity of the Corporation’s internal control and reporting systems are the primary responsibility of management with oversight review by the Audit Committee, which should meet regularly with both the Corporation’s financial and accounting personnel and the Corporation’s internal and external auditors to review these matters. The Audit Committee should report to the full Board with respect to any issues that arise out of such discussions.

e)
Corporate Governance. The NGCC’s role includes making recommendations to the Board on all matters relating to corporate governance, including the appropriateness of the Corporation’s governance structure in view of its position in the targeted marketplace.

f)
New Board Nominees, Board Size and Board Effectiveness. The NGCC is responsible for proposing new board nominees. The subject of the board size should be considered periodically by the Board and on an on-going basis by the NGCC. If a Lead Director is in place, the Lead Director and the NGCC should annually assess the effectiveness of the Board as a whole, the committees of the Board, and the contribution of the individual directors and the results of these assessments should be reported to the Board.

g)	Executive Performance and Compensation. The Board should:

i)
Appoint all officers and monitor and assess the performance of the CEO and executives who report to the CEO, following a review of the recommendations of the NGCC in collaboration with the Lead Director, if any;

ii)
Establish the annual corporate goals and objectives for the CEO; If the Chair is not independent, the Lead Director, in collaboration with the NGCC, should establish the annual corporate goals and objectives for the CEO;

iii)	Approve the compensation, of the CEO and executives who report to the CEO upon recommendation by the NGCC, taking into consideration Board expectations and fixed goals and objectives;

iv)
Ensure that the CEO and senior management create a culture of integrity throughout the Corporation that creates and reinforces good conduct and ethical behavior and discourages inappropriate or excessive risk-taking;

v)
Upon review of the recommendations of the NGCC, approve certain matters relating to all employees, including the Corporation’s broad compensation strategy and philosophy, new long-term and short-term benefit programs or material changes to existing programs and stock option and stock grant awards; and

vi)	Provide advice and counsel to the CEO in the execution of the CEO’s duties.

h)
Succession Planning. The Board should ensure that effective succession planning programs are in place, including programs to appoint, train, develop and monitor management. The NGCC and the Chair, as well as the Lead Director, if any, should periodically review succession planning, including recommendations with respect to appointment of senior officers, as and when required. The full Board should approve the appointment of senior officers and the NGCC should monitor senior management succession.

i)
Board Compensation. As part of its mandate, the NGCC should periodically review the adequacy and form of compensation of directors, including minimum share ownership requirements, and should make appropriate recommendations to the Board. In making its recommendations, the NGCC should take into account appropriate, comparative market data and the level and form of compensation necessary to attract directors of the caliber and experience required to effectively oversee an organization of the Corporation’s current size, complexity and market scope.

j)
Board Orientation and Education. All new members of the Board should be provided with the Board Mandate, detailed information on the Corporation, its charter, history and policies relevant to the Board and its members. The Board should also sponsor, as appropriate, and encourage continuing education of Board members to ensure current knowledge compatible with the business. Regular visits to business sites and meetings with senior management should also be encouraged and arranged to allow directors the opportunity to familiarize themselves with the Corporation’s operations and business first-hand.

k)	Position Descriptions. The NGCC should formulate for Board approval position descriptions for the Chair, the Lead Director, the CEO and the Chair of each Board committee.

l)
Confidentiality. The Board should monitor management’s enforcement of policies respecting confidential treatment of the Corporation’s proprietary information and the confidentiality Board deliberations.

m)
Code of Conduct. The Board should ensure a written Code of Conduct (the “Code”) has been adopted by the Corporation, which is applicable to all directors, officers and employees. The Code constitutes written standards that are intended and reasonably designed to promote integrity, ethics and honesty and deter wrongdoing. In particular, the Code should address conflicts of interest, protection and proper use of corporate assets, confidentiality of corporate information, fair dealing with security holders, customers, suppliers, competitors and employees; compliance with laws, rules and regulations, and reporting of any illegal or unethical behavior. The Board should also monitor the Corporation’s compliance with all significant policies and procedures by which the Corporation is operated, including the Code.

5.    GENERAL
The Board shall periodically review and assess the adequacy of this Mandate and revise it as it deems appropriate. The performance of the Board should be periodically evaluated with reference to this Mandate. This Mandate should be disclosed on the Corporation’s website and elsewhere in accordance with all applicable regulatory requirements.
The Board’s role is an oversight role and nothing in this Mandate is intended to require the Board to ensure the Corporation’s or any other person’s compliance with applicable laws and regulations. The Board is not, and shall not be deemed to be, an agent of the Corporation’s security holders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to security holders of the Corporation, or other liability whatsoever.
Adopted and approved by the Board of Directors on February 28, 2006 and amended by the Board of Directors on March 4, 2008 and amended and restated on December 4, 2014.

SCHEDULE D

AUDIT COMMITTEE CHARTER

1.	MISSION STATEMENT
The Audit Committee (the “Committee”) of Aeterna Zentaris Inc. (the “Corporation”) will assist the Board of Directors in fulfilling its oversight responsibilities. The Committee will review the financial reporting process, the system of internal control, the audit process, and the Corporation’s process for monitoring compliance with laws and regulations and with the Code of Ethical Conduct. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors. To effectively perform his or her role, each Committee member will obtain an understanding of the detailed responsibilities of Committee membership as well as the Corporation’s business, operations, and risks.
The function of the Committee is oversight and while it has the responsibilities and powers set forth in this charter, it is neither the duty of the Committee to plan or to conduct audits or to determine that the Corporation’s financial statements are complete, accurate and in accordance with generally accepted accounting principles, nor to maintain internal controls and procedures.

2.	POWERS
The Board authorizes the Committee, within the scope of its responsibilities, to:

•	Perform activities within the scope of its charter.

•	Engage independent counsel and other advisers as it deems necessary to carry out its duties.

•	Set and pay the compensation for any advisors it employs.

•	Ensure the attendance of officers and/or other key employees having a finance or accounting function at meetings as appropriate.

•	Have unrestricted access to members of management, employees and relevant information.

•	Communicate directly with the internal and external auditors.

3.	COMPOSITION

•
The Committee shall be formed of at least three members, each of which shall qualify as an independent director, as determined by the Board in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation’s securities are listed.

•	Each member shall provide a useful contribution to the Committee.

•	All members must be financially literate as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation’s securities are listed.

•
In addition, for as long as the Corporation’s securities are listed on the Nasdaq Stock Market, at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

•	The chairperson of the Committee shall be appointed by the Board from time to time.

•	The term of the mandate of each member shall be one year.

•	The quorum requirement for any meeting shall be two members.

•	The secretary of the Committee shall be the secretary of the Corporation or any other individual appointed by the Board.

4.	MEETINGS

•	If deemed necessary, the Committee may invite other individuals.

•	External auditors shall be invited, if needed, to make presentations to the Committee.

•	The Committee shall meet at least four times a year. Special meetings may be held if needed. If deemed necessary, external auditors may invite members to attend any meeting.

•	The Committee will meet with the external auditors at least once a year without management presence.

•	The minutes of each meeting shall be recorded.

5.	ROLE AND RESPONSIBILITIES

A.	Financial Information

i.	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

ii.	Ask management and external auditors about significant risks and exposures and the plans to minimize such risks.

iii.
Review the unaudited interim financial statements, the audited annual financial statements in addition to any documents which accompany such financial statements, such as the report of the external auditors, and obtain an explanation from management of all material variances between comparative reporting periods, prior to filing or disclosure. Without restricting the generality of the foregoing, the Committee shall discuss with management and the external auditors to the extent required, any issues and disclosure requirements regarding (a) the use of “pro forma” or “adjusted” non-GAAP/non-IFRS information, (b) any off balance sheet arrangements, and (c) any going concern qualification. Determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles and recommend their approval to the Board of Directors.

iv.
Review and recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including Management’s Discussion and Analysis of financial condition and results of operations, all sections of the Annual Report on Form 20-F, quarterly reports and press releases concerning annual and interim financial results, and consider whether the information is adequate and consistent with members’ knowledge about the Corporation and its operations and financial position.

v.
Be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in the two preceding paragraphs, and periodically assess the adequacy of those procedures.

vi.
Review the compliance of the President and Chief Executive Officer and of the Chief Financial Officer certification letter on the Corporation’s controls and procedures disclosure of information and the attestation by management of the financial reports.

vii.	Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures.

viii.
Focus on judgmental areas such as those involving valuation of assets and liabilities including, for example, the accounting for and disclosure of: obsolete or slow-moving inventory; loan losses; warranty, product, and environmental liability; litigation reserves and other commitments and contingencies.

ix.	Meet with management and the external auditors to review the financial statements and the results of the audit.

x.	Consider management’s handling of proposed audit adjustments identified by the external auditors.

xi.	Ensure that the external auditors communicate certain required matters to the Committee.

xii.
Be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information, and whether that review is performed on a pre- or post-issuance basis.

xiii.
Meet with management and, if a pre-issuance review was completed, with the external auditors, either by telephone or in person, to review the interim financial statements and the results of the review.

xiv.	To gain insight into the fairness of the interim financial statements and disclosures, obtain explanations from management on whether.

•	Actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

•	Changes in financial ratios and relationships in the interim financial statements are consistent with changes in the Corporation’s operations and financing practices;

•	International Financial Reporting Standards (Generally accepted accounting principles) have been (consistently) applied;

•	There are any actual or proposed changes in accounting or financial reporting practices;

•	There are any significant or unusual events or transactions;

•	The Corporation’s financial and operating controls are functioning effectively;

•	The Corporation has complied with the terms and conditions of loan agreements or security indentures; and

•	The interim financial statements contain adequate and appropriate disclosures.

xv.	Ensure that the external auditors communicate certain required matters to the Committee.

B.	External Audit

i.	Review the professional qualification of the auditors (including background and experience of partner and auditing personnel).

ii.	Consider and make any necessary determinations with respect to the independence of the external auditor and any potential conflicts of interest.

iii.	Review on an annual basis the performance of the external auditors and make recommendations to the Board for their compensation, their appointment, retention and termination of their appointment.

iv.	Perform a comprehensive review of the external auditors at least once every five years.

v.	Oversee the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

vi.	Require the external auditors to report directly to the Committee and make sure to receive periodic reports from the external auditors.

vii.
Review and approve the external auditors’ scope and plan of the annual audit, as well as the approach for the current year in light of the Corporation’s present circumstances and changes in regulatory and other requirements.

viii.
Annually, or more frequently as may be required, consult with the external auditors, without the presence of management, as to internal controls, the fullness and accuracy of the financial statements, any significant difficulties encountered during the course of the audit or access to required information, the quality of financial personnel, the level of co-operation received from management any unresolved material differences of opinion or disputes.

ix.	Discuss with the external auditor the appropriateness of the accounting policies applied in the Corporation’s financial reports and whether they are considered as aggressive, balanced or conservative.

x.
Approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services.

xi.
Pre-approve all audit, audit-related and non-audit services to be provided to the Corporation or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws (or delegate such pre-approval if and to the extent permitted by law), and consider the potential impact of such services on the independence of the external auditors, provided that the external auditors may not be retained by the Corporation to perform specifically listed categories of non-audit services as set forth by the SEC.

xii.	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

xiii.
Review post-audit or management letters, containing recommendations of the external auditors and management’s response, including the evaluation by the external auditors of the adequacy and effectiveness of management’s internal control systems and procedures for financial reporting, and management’s responses to any identified weaknesses.

xiv.	Review any other material written communication provided by the external auditors to the Corporation’s management and submitted to the Committee.

C.	Internal Control

i.
Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal controls and ensuring that all individuals possess an understanding of their roles and responsibilities.

ii.
Understand the controls and processes implemented by management to ensure that the financial statements derive from the underlying financial systems, comply with relevant standards and requirements, and are subject to appropriate management review.

iii.
Discuss with the external auditors and management, the adequacy and effectiveness in the design and operation of the disclosure controls and internal controls of the Corporation and make recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable.

iv.	Satisfy itself as to the adequacy of the Corporation’s review procedures regarding disclosure of other financial information.

v.	Gain an understanding of the current areas of financial risk and how these are being handled by the management.

vi.
Focus on the extent to which management reviews computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown.

vii.	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

viii.	Ensure that the external auditors keep the Committee informed about fraud, illegal acts, deficiencies in internal control, and any other matter deemed appropriate.

ix.
Monitor and supervise procedures for (1) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (2) for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Corporate governance

i.
Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management’s investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.

ii.	Periodically obtain updates from management, general counsel, and tax director regarding compliance.

iii.	Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

iv.	Review the findings of any examinations by regulatory agencies.

v.	Ensure that a Code of Ethical Conduct is formalized in writing and that all employees are aware of it.

vi.
Review periodically, in consultation with the Nominating, Governance and Compensation Committee and the Board of Directors, the content of the Code of Ethical Conduct and make sure employees are informed of amendments.

vii.	Evaluate whether management is setting the appropriate tone at the top by communicating the importance of the Code of Ethical Conduct and the guidelines for acceptable business practices.

viii.	Review the program for monitoring compliance with the Code of Ethical Conduct.

ix.	Periodically obtain updates from management and general counsel regarding compliance.

D.	Other Responsibilities

i.	Meet with the external auditors and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

ii.	Ensure that significant findings and recommendations made by the external auditors are received and discussed on a timely basis.

iii.	Review, with the Corporation’s counsel, any legal matters that could have a significant impact on the Corporation’s financial statements.

iv.	Review the policies and procedures in effect for considering officers’ expenses and perquisites.

v.	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

vi.	Perform other oversight functions as requested by the full Board.

vii.	Regularly update the Board of Directors about Committee activities and make appropriate recommendations.

viii.	Ensure the Board is aware of matters that may significantly impact on the financial condition or affairs of the business.

ix.
Prepare any reports required by law or standards of the stock exchanges on which the Corporation’s securities are listed or requested by the Board, for example a report on the Committee’s activities and duties to be included in the section on corporate governance in the Annual Report on Form 20-F.

x.
Prepare and review with the Board, in the manner the Committee deems appropriate, an annual performance evaluation of the Committee and its members, comparing its performance with the requirements of this charter.

xi.	Review and update the Committee charter annually.

xii.	Discuss any changes required to be made to this charter with the Board and ensure the charter and any such changes are approved by the Board.
Adopted and approved by the Board of Directors on May 5, 2000, and amended by the Board of Directors on each of February 26, 2004, February 28, 2006, March 4, 2008, March 10, 2009, March 23, 2010 and amended and restated on November 4, 2014.

SCHEDULE E

MANDATE OF THE NOMINATING, GOVERNANCE AND COMPENSATION COMMITTEE

The Nominating, Governance and Compensation Committee (the “NGCC”) of Aeterna Zentaris Inc. (the “Corporation”) is a committee of the Board of Directors of the Corporation (the “Board”) which assists the Board in developing the Corporation’s approach to corporate governance issues, proposes individuals qualified to become Board members, consistent with criteria approved by the Board; oversees the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors; develops and recommends to the Board a set of corporate governance principles applicable to the Corporation; and, plays a leadership role in the Corporation’s corporate governance. This committee also assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning.
1.    COMPOSITION OF THE COMMITTEE AND OPERATION
The NGCC shall have at least three (3) members, each of whom shall meet the independence requirements of the applicable securities laws and standards of the stock exchanges on which the Corporation’s securities are listed. Members of the NGCC shall possess the experience, knowledge and skills to suitably serve on the Committee. The Board, after due consideration of the recommendation of the NGCC, shall appoint the members of the NGCC. The chair of the NGCC shall be elected by the independent directors of the Board. The term of the mandate of each member shall be generally one year. The NGCC shall meet as often as may be deemed necessary or appropriate in its judgment, but no less than four (4) times each year, either in person or telephonically. The quorum at any meeting is a majority of its members.
The Chair of the NGCC shall develop the agenda for each meeting of the NGCC in consultation with the Chairman of the Board, the Lead Director (if there is one) and the Corporate Secretary. The agenda and the appropriate materials shall be provided to members on a timely basis prior to any meeting. The Chair of the NGCC shall make regular reports to the Board with respect to its activities.
The NGCC shall review its mandate from time to time as appropriate and report to the Board on its adequacy. In addition, it annually assesses both its own performance as well as that of its members.
2.    AUTHORITY
The NGCC has authority to take appropriate actions necessary to discharge its responsibilities. Such authority includes, but is not limited to, the power to:

a)
Retain outside counsel, accountants, outside advisors, consultants, or others to assist in the conduct of an investigation, or as it determines appropriate, to advise or assist in the performance of its functions. The NGCC, or its chair shall pre-approve all services provided to the Corporation at the request of management by any compensation consultant or advisor, or any of its affiliates, retained to assist the NGCC in determining compensation for any of the Corporation’s directors or executive officers. The NGCC shall have sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve the search firm’s fees and other retention terms;

b)	Seek any information it requires from employees or external parties. Employees and external parties will be directed to cooperate and comply with the NGCC’s requests; and

c)	Meet with the senior internal auditor, company officers, external auditors, or outside counsel, as necessary.
3.    RESPONSIBILITIES
Among its specific responsibilities, the NGCC shall:

1.	Establish criteria and qualifications for Board membership, including standards for assessing independence. These criteria and qualifications shall include, among other things:

a)	The highest ethical standards and integrity;

b)	A willingness to act on and be accountable for Board decisions;

c)	An ability to provide wise, informed, and thoughtful counsel to top management on a range of issues;

d)	A history of achievement that reflects superior standards for director candidate and others;

e)	Loyalty and commitment to driving the success of the Corporation;

f)	An ability to take tough positions while at the same time working as a team player; and

g)	A background that provides a portfolio of experience and knowledge commensurate with the Corporation’s needs.

2.
Identify and consider candidates, including those recommended by shareholders and others, to fill positions on the Board, and assess the contributions and independence of incumbent directors in determining whether to recommend them for re-election to the Board.

3.
Recommend to the Board candidates for election or re-election at each annual meeting of shareholders and, if the NGCC deems appropriate, for appointment of additional directors between annual meetings of shareholders.

4.
Recommend to the Board candidates for appointment to the Audit Committee and its committee chair and consider periodic rotation of committee members. The full Board shall select candidates for appointment to the NGCC.

5.
Annually review the Corporation’s corporate governance processes, and its governance principles, including such issues as the Board’s organization, membership terms, size, composition, and the structure and frequency of Board meetings, and recommend appropriate changes to the Board to ensure effectiveness of decision making.

6.	Consider questions of possible conflicts of interest of Board members and senior executives, in collaboration with the Audit Committee, and initiate appropriate action to address any such conflicts.

7.	Make recommendations to the Board regarding resignations of directors in accordance with applicable policies of the Corporation.

8.	Establish compensation for directors and, as timely required, review the compensation schedule for appropriate competitiveness and make recommendations for revisions to the Board when necessary.

9.	Review annually with the Chairman/CEO the performance of the Corporation’s senior executives and recommend to the Board their appropriate, market competitive, total direct and indirect compensation.

10.
In collaboration with the Chairman, or the Lead Director if the Chairman of the Board is not independent, annually review, establish and recommend to the Board the objectives to be achieved by the CEO and recommend to the Board the appropriate compensation for the CEO as measured by achievement of the objectives for the applicable period.

11.	Oversee risk identification and management in relation to executive compensation policies and practices and review the disclosure in this respect.

12.
Review periodically with the Chairman/CEO and the Board, the succession plan, and its effectiveness, relating to positions held by senior executives, including the CEO, and make recommendations to the Board regarding the recruitment, selection and retention of individuals to fill these positions.

13.	Oversee the orientation of new directors and continuing education of directors.

14.	Recommend for Board approval a code of conduct for Board directors, review such code annually and recommend revisions thereto as appropriate.

15.
Monitor the functions of the Board and its committees, as set forth in their respective mandates, and coordinate and collaborate with the Lead Director, if any, to oversee the annual self-assessments of the performance and procedures of the Board and each of its committees. At a minimum, the self-assessment will solicit feedback from the directors about:

a)	Overall effectiveness;

b)	Composition and structure;

c)	Culture;

d)	Focus;

e)	Information and resources; and

f)	Process.
Feedback from this annual, self-assessment process will be provided to Board members, as appropriate.

16.	Oversee and recommend for Board approval any material change to the organizational structure of the Corporation.

17.	Review and approve directors’ and officers’ liability insurance coverage.

18.
Oversee, recommend, advise, ensure and confirm that the Corporation has deployed appropriate human resources policies, procedures and processes are in place with respect to recruitment, retention, workplace conduct, including rules, requirements and guidelines, disclosure (including use of privileged information and “blackout” periods), training, development, disciplinary actions, career pathways, terminations and related policies that create a positive workplace environment and a functional culture focused on achieving business strategy and objectives.

19.
Oversee, recommend, advise, ensure and confirm that the Corporation deploys an appropriate code of conduct that engenders an ethical culture based on values, principles, integrity and honesty, including a functional system for reporting misconduct, violations of laws, rules or regulations or seeking advice and guidance.

20.
In collaboration with management, review the structure and governance of the Corporation’s welfare benefits, defined and/or non-qualified retirement or pensions benefit plans, long- and short-term compensation plans, direct and indirect compensation plans, incentive, bonus and awards plans, security-based compensation plans and the like for executive and non-executive employees and make appropriate recommendations to the Board with respect thereto.

21.	In consultation with the Board, approve stock option and stock grant awards.

22.
Review the annual statement of corporate governance practices for inclusion within the Corporation’s Management Proxy or Information Circular and/or Annual Information Form/Annual Report on Form 20-F, in accordance with applicable rules and regulations.

23.
Review corporate governance guidelines applicable to the Corporation, recommend to the Board any revision(s) thereto, monitor and oversee the disclosure of the Corporation’s corporate governance structures, procedures and practices, including relevant decisions requiring Board approval and, where appropriate, measures for receiving shareholder feedback, in accordance with applicable rules, regulations and standard industry practices.

24.
Assess annually the performance of the Board, its Lead Director, if any, individual directors, the Board committees and their respective chairs, including measurement by any applicable committee mandate, and report its findings to the Board.

25.	Review periodically the mandates of the Board and its committees and recommend any proposed changes to the Board.

26.	Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the NGCC.
Adopted and approved by the Board of Directors on February 28, 2006 and amended on March 10, 2009, March 23, 2010, March 27, 2012 and amended and restated on August 7, 2014.

Aeterna Zentaris Inc.
315 Sigma Drive
Summerville, South Carolina, USA 29486
Telephone: 843-900-3223
www.aezsinc.com

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